Form 20-F
period 2014-12-31
ReWalk Robotics Ltd.
filed 2015-02-27
CIK 1607962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36612

ReWalk Robotics Ltd.
 (Exact name of registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

Kochav Yokneam Building, Floor 6
P.O. Box 161
Yokneam Ilit 20692, Israel
(Address of principal executive offices)

Larry Jasinski
Chief Executive Officer
Telephone: 508-251-1154
Facsimile: 508-251-2970
33 Locke Drive
Marlborough, MA 01752
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, par value NIS 0.01 per share	Name of each exchange on which registered Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014: 11,978,554 ordinary shares, NIS 0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐        No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐         No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒        No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such reports).

Yes ☒        No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐        Accelerated filer ☐        Non-accelerated filer ☒

Indicate by check mark basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐         Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐       No ☒

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggests otherwise, the terms “ReWalk,” “Company,” “we,” “us” or “ours” refer to ReWalk Robotics Ltd.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include, but are not limited to, statements regarding:

•	our expectations regarding future growth, including our ability to increase sales in our existing geographic markets and to expand to new markets;

•	our ability to maintain and grow our reputation and the market acceptance of our products;

•	our ability to achieve reimbursement from third-party payors for our products;

•	our expectations as to our clinical research program and clinical results;

•	our ability to improve our products and develop new products;

•	our ability to maintain adequate protection of our intellectual property and to avoid violation of the intellectual property rights of others;

•	our ability to gain and maintain regulatory approvals; and

•	our ability to maintain relationships with existing customers and develop relationships with new customers.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.  The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us.  These statements are only predictions based upon our current expectations and projections about future events.  There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements.  In particular, you should consider the risks provided under “Item 3.D. Key Information—Risk Factors.” in this annual report on Form 20-F.

You should not rely upon forward-looking statements as predictions of future events.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.

These statements may be found in the sections of this annual report on Form 20-F entitled “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations” and elsewhere in this annual report on Form 20-F.

You should not put undue reliance on any forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report on Form 20-F, to conform these statements to actual results or to changes in our expectations.

i

ii

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.           Selected Financial Data

The following table presents our selected historical consolidated financial data, which is derived from our consolidated financial statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements included in “Item 18. Financial Statements". The selected consolidated balance sheet data as of December 31, 2012 has been derived from our audited consolidated financial statements not included in this annual report.

You should read the following selected consolidated financial data in conjunction with, and it is qualified in its entirety by, reference to our consolidated financial statements and the related notes appearing elsewhere in this annual report and other information provided in this report, including “Item 5. Operating and Financial Review and Prospects". The historical results set forth below are not necessarily indicative of the results to be expected in future periods.

	Year Ended December 31,
	2012	2013	2014
	(in thousands, except per share data)
Statements of Operations Data:
Revenues	$972	$1,588	$3,951
Cost of revenues	983	2,017	4,106
Expense related to settlement of BIRD Foundation grants	-	-	466

Gross loss	(11)	(429)	(621)

Operating expenses:
Research and development, net	1,757	2,463	8,563
Sales and marketing, net	2,334	4,091	7,389
General and administrative	1,657	1,762	3,352

Total operating expenses	5,748	8,316	19,304

Operating loss	(5,759)	(8,745)	(19,925)
Financial expenses, net	878	3,410	1,698

Loss before income taxes	(6,637)	(12,155)	(21,623)
Income taxes	21	22	45

Net loss	$(6,658)	$(12,177)	$(21,668)

Net loss per ordinary share, basic and diluted(1)	$(41.26)	$(74.53)	$(6.34)

Weighted average number of shares used in computing net loss per ordinary share, basic and diluted	185,688	185,688	3,766,694

	As of December 31,
	2012	2013	2014
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$769	$8,860	$41,829
Total assets	2,094	11,059	47,665

Accumulated deficit	(14,729)	(26,906)	(48,574)
Total shareholders’ equity (deficiency)	$(2,264)	$5,631	$43,853
_____________________________

(1)
Net loss per ordinary share, basic and diluted, is calculated by dividing our net loss excluding dividends accrued on our convertible preferred shares outstanding during the period presented by the weighted average number of shares outstanding during the period presented. See Note 2 to our consolidated financial statements presented elsewhere in this annual report.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (the “SEC”), including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See also “Special Note Regarding Forward-Looking Statements” on page (i).

 Risks Related to Our Business and Our Industry

We currently rely, and in the future will rely, on sales of our ReWalk systems and related service contracts and extended warranties for our revenue, and we may not be able to achieve or maintain market acceptance.

We currently rely, and in the future will rely, on sales of our ReWalk systems and related service contracts and extended warranties for our revenue. ReWalk is a new product, and market acceptance and adoption depend on educating people with limited upright mobility and health care providers as to the distinct features, ease-of-use, positive lifestyle impact and other benefits of ReWalk compared to alternative technologies and treatments. ReWalk may not be perceived to have sufficient potential benefits compared with these alternatives. Users may also choose other therapies due to disadvantages of ReWalk, including the time it takes for a user to put on ReWalk, the slower pace of ReWalk compared to a wheelchair, the weight of ReWalk when carried, which makes it more burdensome for a companion to transport than a wheelchair, and the requirement that users be accompanied by a trained companion. Also, we believe that healthcare providers tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products and the uncertainty of third-party reimbursement. Accordingly, healthcare providers may not recommend ReWalk until there is sufficient evidence to convince them to alter the treatment methods they typically recommend, such as prominent healthcare providers or other key opinion leaders in the spinal cord injury community recommending ReWalk as effective in providing identifiable immediate and long-term health benefits.

In addition, health insurance companies and other third-party payors may not provide adequate coverage or reimbursement for our products. We may be unable to sell ReWalk systems on a profitable basis if third-party payors deny coverage, limit reimbursement or reduce their levels of payment, or if our costs of production increase faster than increases in reimbursement levels. In addition, we may not obtain coverage and reimbursement approvals in a timely manner. Our failure to receive such approvals would negatively impact market acceptance of ReWalk.

Achieving and maintaining market acceptance of ReWalk could be negatively impacted by many other factors, including, but not limited to:

•	lack of sufficient evidence supporting the benefits of ReWalk over competitive products or other available treatment, or lifestyle management, methodologies;

•	results of clinical studies relating to ReWalk or similar products;

•	claims that ReWalk, or any component thereof, infringes on patent or other intellectual property rights of third-parties;

•	perceived risks associated with the use of ReWalk or similar products or technologies;

•	the introduction of new competitive products or greater acceptance of competitive products;

•	adverse regulatory or legal actions relating to ReWalk or similar products or technologies; and

•	problems arising from the outsourcing of our manufacturing capabilities, or our existing manufacturing and supply relationships.

Any factors that negatively impact sales of ReWalk would adversely affect our business, financial condition and operating results.

The market for medical exoskeletons is new and unproven, and important assumptions about the potential market for our products may be inaccurate.

The market for medical exoskeletons is new and unproven. Accordingly, it is difficult to predict the future size and rate of growth of the market. We cannot be certain whether the market will continue to develop or if medical exoskeletons will achieve and sustain a level of market acceptance and demand sufficient for us to continue to generate revenue and achieve profitability.

Limited sources exist to obtain reliable market data with respect to the number of mobility impaired individuals and the incurrence of spinal cord injuries in our target markets. In addition, there are no third-party reports or studies regarding what percentage of those with limited mobility or spinal cord injuries would be able to use exoskeletons in general, or our current or planned future products in particular. In order to use our current products marketed to those with paraplegia, users must have healthy hands and shoulders, weigh less than 220 pounds/100 kilograms and be between 5 ft. 1 inch and 6 ft. 6 inches/1.55 meters and 2 meters. Users must also not have balance, brain or vestibular disorders that would affect their balance. Future products for those with paraplegia, quadriplegia or other mobility impairments or spinal cord injuries may have the same or other restrictions. Our business strategy is based, in part, on our estimates of the number of mobility impaired individuals and the incurrence of spinal cord injuries in our target markets and the percentage of those groups that would be able to use our current and future products. Our assumptions may be inaccurate and may change.

If the medical exoskeleton market fails to develop or develops more slowly than we expect, or if we have relied on sources or made assumptions that are not accurate, our business could be adversely affected.

In addition, because we operate in a new market, the actions of our competitors could adversely affect our business. Adverse events such as product defects or legal claims with respect to competing or similar products could cause reputational harm to the exoskeleton market on the whole. Further, adverse regulatory findings or reimbursement-related decisions with respect to other exoskeleton products could negatively impact the entire market and, accordingly, our business.

We have a limited operating history upon which you can evaluate our business plan and prospects.

Although we were incorporated in 2001, we did not begin selling ReWalk Rehabilitation until 2011, and we did not begin selling ReWalk Personal in Europe until 2012. We began selling ReWalk Personal in the United States in the third quarter of 2014, as we received FDA clearance to do so in June 2014. Therefore, we have limited operating history upon which you can evaluate our business plan and prospects. Our business plan and prospects must be considered in the light of the potential problems, delays, uncertainties and complications encountered in connection with a newly established business. The risks include, but are not limited to, that:

•	a market will not develop for our products;

•	we will not be able to develop scalable products and services, or that, although scalable, our products and services will not be economical to market;

•	we will not be able to establish brand recognition and competitive advantages for our products;

•	we will not receive necessary regulatory clearances or approvals for our products; and

•	our competitors market an equivalent or superior product or hold proprietary rights that preclude us from marketing our products.

There are no assurances that we can successfully address these challenges. If we are unsuccessful, our business, financial condition and operating results could be materially and adversely affected.

If we are unable to expand our sales, marketing and training infrastructure, we may fail to increase our sales.

A key element of our business strategy is the continued expansion of our sales and marketing infrastructure, through the hiring, training, retaining and motivating of skilled sales and marketing representatives with industry experience and knowledge. In order to grow our business efficiently, we must coordinate the expansion of this infrastructure with the timing of regulatory approvals, decisions regarding reimbursements, and other factors in various geographies. Developing a sales and marketing infrastructure is expensive and time consuming and an inability to develop such an organization in a timely manner, or in coordination with regulatory or other developments, could inhibit potential sales and delay the successful adoption of ReWalk.

We expect to face significant challenges as we manage and grow our sales and marketing infrastructure and work to retain the individuals who make up those networks. Recently hired sales representatives require training and take time to achieve full productivity. If we fail to train recent hires adequately, or if we experience high turnover in our sales force in the future, we cannot be certain that new hires will become as productive as may be necessary to maintain or increase our sales. In addition, if we are not able to recruit and retain a network of internal trainers, we may not be able to successfully train customers on the use of ReWalk, which could inhibit new sales and harm our reputation. If we are unable to expand our sales, marketing and training capabilities, we may not be able to effectively commercialize ReWalk, or enhance the strength of our brand, which could have a material adverse effect on our operating results.

The health benefits of ReWalk have not been substantiated by long-term clinical data, which could limit sales.

Although our interim analysis of an ongoing study demonstrates improvements in secondary physical conditions such as reduction in pain and spasticity and improving bowel and urinary tract function, decreasing pain, emotional and psychosocial benefits, the health benefits of our current ReWalk products have not been substantiated by long-term clinical data. As a result, potential customers and healthcare providers may be slower to adopt or recommend ReWalk and third-party payors may not be willing to provide coverage or reimbursement for our products. In addition, future studies or clinical experience may indicate that treatment with our current or future ReWalk products is not superior to treatment with alternative products or therapies. Such results could slow the adoption of our products and significantly reduce our sales.

We may fail to secure or retain adequate coverage or reimbursement for ReWalk by third-party payors.

We expect that in the future a significant source of payment for ReWalk systems will be private insurance plans and managed care programs, government programs such as the Veterans Administration, Medicare and Medicaid, worker’s compensation and other third-party payors. Currently, no uniform policy of coverage and reimbursement for electronic exoskeleton medical technology exists among third-party payors in the United States or elsewhere, although reimbursement may be achieved on a case-by-case basis. To date, payments for our products have been made primarily by self-payers, through case-by-case determinations by third-party payors and by negotiating the cost of a ReWalk into accident settlements. There is limited clinical data related to ReWalk, and third-party payors may consider use of ReWalk to be experimental and therefore refuse to cover it. For example, Aetna has determined that certain lower-limb prostheses, including ReWalk, are experimental and investigational because there is inadequate evidence of their effectiveness. Private insurance companies do not currently cover or provide reimbursement for any medical exoskeleton products for personal use, including ReWalk, and may never provide such coverage.

Many private third-party payors use coverage decisions and payment amounts determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the Medicare program, as guidelines in setting their coverage and reimbursement policies. In the future, we will pursue economic benefit clinical studies for CMS, which we expect to demonstrate the secondary medical benefits and long-term cost savings potential of ReWalk. While we believe that a positive response from CMS in respect of such studies will broaden coverage by private insurers, we expect that it could take three to five years to receive a decision from CMS. Even with a positive decision from CMS regarding ReWalk Personal, future action by CMS or other government agencies may diminish possible payments to physicians, outpatient centers and/or hospitals that purchase ReWalk Rehabilitation, and possible payments to individuals who purchase ReWalk Personal. Additionally, a decision by CMS to provide reimbursement could influence other payors, including private insurers. If CMS declines to provide for reimbursements of ReWalk or if its reimbursement price is lower than that of other payors, ReWalk may not be reimbursed at a cost-effective level or at all. Those private third-party payors that do not follow the Medicare guidelines may adopt different coverage and reimbursement policies for purchase of ReWalk, or use of ReWalk Rehabilitation at a hospital or rehabilitation center. In addition, we expect that the purchase of ReWalk Rehabilitation systems will require the approval of senior management at hospitals or rehabilitation facilities, inclusion in the hospitals’ or rehabilitation facilities’ budget process for capital expenditures, and in the case of ReWalk Personal, fundraising and financial planning or assistance.

Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs. These cost control methods include prospective payment systems, capitated rates, benefit redesigns and an exploration of other cost-effective methods of delivering healthcare. These cost control methods potentially limit the amount that healthcare providers may be willing to pay for electronic exoskeleton medical technology, if they provide coverage at all. We may be unable to sell ReWalk systems on a profitable basis if third-party payors deny coverage or provide insufficient levels of reimbursement.

We depend on a single third party to manufacture ReWalk and a limited number of third-party suppliers for certain components of ReWalk.

We have contracted with Sanmina Corporation, a well-established contract manufacturer with expertise in the medical device industry, for the manufacture of all of our products and the sourcing of all of our components and raw materials. Pursuant to this contract, Sanmina manufactures ReWalk, pursuant to our specifications, at its facility in Ma’alot, Israel. We may terminate our relationship with Sanmina at any time upon written notice. In addition, either we or Sanmina may terminate the relationship in the event of a material breach, subject to a 30-day cure period. For our business strategy to be successful, Sanmina must be able to manufacture our products in sufficient quantities, in compliance with regulatory requirements and quality control standards, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. Increases in our product sales, whether forecasted or unanticipated, could strain the ability of Sanmina to manufacture an increasingly large supply of our current or future products in a manner that meets these various requirements. In addition, although we are not restricted from engaging an alternative manufacturer, and have the capabilities to manufacture ReWalk in-house, the process of moving our manufacturing activities would be time consuming and costly, and may limit our ability to meet our sales commitments, which could harm our reputation and could have a material adverse effect on our business.

We also rely on third-party suppliers, which contract directly with Sanmina, to supply certain components of ReWalk. Sanmina does not have long-term supply agreements with most of its suppliers and, in many cases, makes purchases on a purchase order basis. Sanmina’s ability to secure adequate quantities of such products may be limited. Suppliers may encounter problems that limit their ability to manufacture components for our products, including financial difficulties or damage to their manufacturing equipment or facilities. If Sanmina fails to obtain sufficient quantities of high quality components to meet demand on a timely basis, we could lose customer orders, our reputation may be harmed and our business could suffer.

Sanmina generally uses a small number of suppliers for ReWalk. Depending on a limited number of suppliers exposes us to risks, including limited control over pricing, availability, quality and delivery schedules. If any one or more of our suppliers ceases to provide sufficient quantities of components in a timely manner or on acceptable terms, Sanmina would have to seek alternative sources of supply. It may be difficult to engage additional or replacement suppliers in a timely manner. Failure of these suppliers to deliver products at the level our business requires would limit our ability to meet our sales commitments, which could harm our reputation and could have a material adverse effect on our business. Sanmina also may have difficulty obtaining similar components from other suppliers that are acceptable to the FDA or other regulatory agencies, and the failure of Sanmina’s suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action including warning letters, product recalls, termination of distribution, product seizures or civil penalties. It could also require Sanmina to cease using the components, seek alternative components or technologies and we could be forced to modify our products to incorporate alternative components or technologies, which could result in a requirement to seek additional regulatory approvals. Any disruption of this nature or increased expenses could harm our commercialization efforts and adversely affect our operating results.

We also rely on a limited number of suppliers for the batteries used by ReWalk and do not maintain any long-term supply agreement with respect to batteries. If we or our third-party distributors fail to obtain sufficient quantities of batteries in a timely manner, our reputation may be harmed and our business could suffer.

Our future growth and operating results will depend on our ability to develop and commercialize new products and penetrate new markets.

In the next few years, we expect that a significant portion of our revenues will be derived from ReWalk products that we adapt for use by individuals with quadriplegia and other mobility impairments besides paraplegia. As such, our future results will depend on our ability to successfully develop and commercialize such products. We cannot ensure you that we will be able to introduce new products or products currently under development for additional indications in a timely manner, or at all. In addition, we may not be able to clinically demonstrate the medical benefits of our products for new indications, and we do not yet have any clinical data demonstrating the benefits of our products for indications other than paraplegia. We may also be unable to gain necessary regulatory approvals to enable us to market ReWalk for additional indications or the regulatory process may be more costly and time consuming than expected.

Even if we are successful in the design and development of new products, our growth and results of operations will depend on our ability to penetrate new markets and gain acceptance by the quadriplegia community and non-spinal cord injury markets such as the stroke and multiple sclerosis communities. We may not be able to gain such market acceptance in these communities in a timely manner, or at all.

While they will utilize the same core technology platform, our new products and products currently under development will have design features and components that differ from our current products. Accordingly, these products will also be subject to the risks described above under “—We currently rely, and in the future will rely, on sales of our ReWalk systems and related service contracts and extended warranties for our revenue, and we may not be able to achieve or maintain market acceptance.” To the extent we are unable to successfully develop and commercialize products to address indications other than paraplegia, we will not meet our projected results of operations and future growth.

We operate in a competitive industry that is subject to rapid technological change, and we expect competition to increase.

There are several other companies developing technology and devices that compete with ReWalk. Our principal competitors in the medical exoskeleton market consist of Ekso Bionics, Rex Bionics, Cyberdyne, and Parker Hannifin. These companies have products currently available for institutional use and some are in the early stages of the FDA clearance process for personal use. We expect some of such products to become available for personal use in the next few years. In addition, we compete with alternative devices and alternative therapies, including treadmill-based gait therapies, such as those offered by Hocoma, AlterG, Aretech and Reha Technology. These or other medical device or robotics companies, academic and research institutions, or others, may develop new technologies or therapies that provide a superior walking experience, are more effective in treating the secondary medical conditions that we target or are less expensive than ReWalk or future products. Our technologies and products could be rendered obsolete by such developments. We may also compete with other treatments and technologies that address the secondary medical conditions that ReWalk seeks to mitigate.

Our competitors may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners. In addition, potential customers, such as hospitals and rehabilitation centers, could have long-standing or contractual relationships with competitors or other medical device companies. Potential customers may be reluctant to adopt ReWalk, particularly if it competes with or has the potential to compete with or diminish the need/utilization of products or treatments supported through these existing relationships. If we are not able to compete effectively, our business and results of operations will be negatively impacted.

We have incurred net losses since our inception.

We have experienced operating losses since our inception in 2001. We expect that we will continue to incur losses for at least the next two years as we continue to commercialize our ReWalk systems, expand our sales and marketing capabilities, continue our ongoing research and development and continue to develop the corporate infrastructure necessary to market and sell our products. Additionally, we only recently completed our initial public offering, and as a public company in the United States, our general and administrative expenses could increase due to the additional operational and reporting costs associated with being a public company. Our ability to achieve profitability and positive cash flow is subject to the risks described in this section. If we are unable to become profitable with positive cash flow, the value of your investment will be adversely affected.

We may not have sufficient funds to meet our future capital requirements.

We believe that the combination of the proceeds of our initial public offering and our other current sources of liquidity will be sufficient to meet our anticipated cash needs for at least the next 24 months. However, if we require additional funds during that period or in later periods, we may need to seek additional sources of funds, including potentially by selling additional equity securities, borrowing or selling or licensing our assets. However, we may be unable to obtain additional funds on reasonable terms, or at all. As a result, we may be required to reduce the scope of, or delay or eliminate, some or all of our current and planned commercialization and research and development activities. We also may have to reduce marketing, customer service or other resources devoted to our business. Any of these actions could materially harm our business and results of operations. Any sale of additional equity may result in dilution to our shareholders and agreements governing any borrowing arrangement may contain covenants that could restrict our operations.

We utilize independent distributors who are free to market products that compete with ReWalk.

While we expect that the percentage of our sales generated from independent distributors will decrease over time as we continue to increase our direct sales efforts in the United States in response to the receipt of FDA clearance for ReWalk Personal, we believe that a meaningful percentage of our sales will continue to be generated by independent distributors in the future. None of our independent distributors has been required to sell our products exclusively. Our distributor agreements generally have one year initial terms and automatic renewals for an additional year. If any of our key independent distributors were to cease to distribute our products, our sales could be adversely affected. In such a situation, we may need to seek alternative independent distributors or increase our reliance on our other independent distributors or our direct sales representatives, which may not prevent our sales from being adversely affected. Additionally, to the extent that we enter into additional arrangements with independent distributors to perform sales, marketing, or distribution services, the terms of the arrangements could cause our product margins to be lower than if we directly marketed and sold our products.

We are dependent on a single facility for the manufacturing and assembly of our products.

All manufacturing and assembly of our products is conducted at a single facility of our contract manufacturer, Sanmina, located in Ma’alot, Israel. Accordingly, we are highly dependent on the uninterrupted and efficient operation of this facility. If operations at this facility were to be disrupted as a result of equipment failures, earthquakes and other natural disasters, fires, accidents, work stoppages, power outages, acts of war or terrorism or other reasons, our business, financial condition and results of operations could be materially adversely affected. In particular, this facility is located in the north of Israel within range of rockets that have from time to time been fired into the country during armed conflicts with Hezbollah in Lebanon. Although our manufacturing and assembly operations could be transferred elsewhere, either in-house or to an alternative Sanmina facility, the process of relocating these operations would cause delays in production. Lost sales or increased costs that we may experience during the disruption, or a forced relocation, of operations may not be recoverable under our insurance policies, and longer-term business disruptions could result in a loss of customers. If this were to occur, our business, financial condition and operations could be materially negatively impacted.

We may receive a significant number of warranty claims or our ReWalk system may require significant amounts of service after sale.

Sales of ReWalk generally include a two-year warranty for parts and services, other than for normal wear and tear. We also provide customers with the option to purchase an extended warranty for up to an additional three years. If product returns or warranty claims are significant or exceed our expectations, we could incur unanticipated expenditures for parts and services, which could have a material adverse effect on our operating results.

Defects in our products or the software that drives them could adversely affect the results of our operations.

The design, manufacture and marketing of ReWalk involve certain inherent risks. Manufacturing or design defects, unanticipated use of ReWalk, or inadequate disclosure of risks relating to the use of ReWalk can lead to injury or other adverse events. In addition, because the manufacturing of our products is outsourced to Sanmina, our original equipment manufacturer, we may not be aware of manufacturing defects that could occur. Such adverse events could lead to recalls or safety alerts relating to ReWalk (either voluntary or required by the FDA or similar governmental authorities in other countries), and could result, in certain cases, in the removal of ReWalk from the market. A recall could result in significant costs. To the extent any manufacturing defect occurs, our agreement with Sanmina contains a limitation on Sanmina’s liability, and therefore we could be required to incur the majority of related costs. Product defects or recalls could also result in negative publicity, damage to our reputation or, in some circumstances, delays in new product approvals.

When a human exoskeleton is used by a paralyzed individual to walk, the individual relies completely on the exoskeleton to hold him or her upright. In addition, ReWalk incorporates sophisticated computer software. Complex software frequently contains errors, especially when first introduced. Our software may experience errors or performance problems in the future. If any part of ReWalk’s hardware or software were to fail, the user could experience death or serious injury. Additionally, users may not use ReWalk in accordance with safety protocols and training, which could enhance the risk of death or injury. Any such occurrence could cause delay in market acceptance of ReWalk, damage to our reputation, additional regulatory filings, product recalls, increased service and warranty costs, product liability claims and loss of revenue relating to such hardware or software defects.

The medical device industry has historically been subject to extensive litigation over product liability claims. We have been, and anticipate that as part of our ordinary course of business we may be, subject to product liability claims alleging defects in the design, manufacture or labeling of our products. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and high punitive damage payments. Although we maintain product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or adequate amounts.

We may not be able to enhance our product offerings through our research and development efforts.

In order to increase our sales and our market share in the exoskeleton market, we must enhance and broaden our research and development efforts and product offerings in response to the evolving demands of people with paraplegia or paralysis and healthcare providers, as well as competitive technologies. We may not be successful in developing, obtaining regulatory approval for, or marketing our proposed products. In addition, notwithstanding our market research efforts, our future products may not be accepted by consumers, their caregivers, healthcare providers or third-party payors who reimburse consumers for our products. The success of any proposed product offerings will depend on numerous factors, including our ability to:

•
identify the product features that people with paraplegia or paralysis, their caregivers and healthcare providers are seeking in a medical device that restores upright mobility and successfully incorporate those features into our products;

•	develop and introduce proposed products in sufficient quantities and in a timely manner;

•	adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third-parties;

•	demonstrate the safety, efficacy and health benefits of proposed products; and

•	obtain the necessary regulatory approvals for proposed products.

If we fail to generate demand by developing products that incorporate features desired by consumers, their caregivers or healthcare providers, or if we do not obtain regulatory clearance or approval for proposed products in time to meet market demand, we may fail to generate sales sufficient to achieve or maintain profitability. We have in the past experienced, and we may in the future experience, delays in various phases of product development, including during research and development, manufacturing, limited release testing, marketing and customer education efforts. Such delays could cause customers to delay or forego purchases of our products, or to purchase our competitors’ products. Even if we are able to successfully develop proposed products when anticipated, these products may not produce sales in excess of the costs of development, and they may be quickly rendered obsolete by changing consumer preferences or the introduction by our competitors of products embodying new technologies or features.

There is no long-term clinical data with respect to the effects of ReWalk, and our products could cause unforeseen negative effects.

While short-term clinical studies have established the safety of ReWalk, there is no long-term clinical data with respect to the safety or physical effects of ReWalk. Future results and experience could indicate that our products are not safe for long-term use or cause unexpected complications or other unforeseen negative effects. Because ReWalk users generally do not have feeling in their lower body, users may not immediately notice damaging effects, which could exacerbate their impact. If in the future ReWalk is shown to be unsafe or cause such unforeseen effects, we could be subject to mandatory product recalls, suspension or withdrawal of FDA or other regulatory clearance or approval, significant legal liability or harm to our business reputation.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third-parties that may not result in the development of commercially viable products or the generation of significant future revenues.

In the ordinary course of our business, in the future we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships to develop ReWalk and to pursue new markets. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or result in significant revenues and could be terminated prior to developing any products. For example, we have entered into arrangements with Yaskawa for the distribution of our products in certain Asian markets and with Making Strides for the distribution of our products in Australia, which may not be as productive or successful as we hope.

If we pursue collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators. Our collaborators may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. Any such disputes could result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements.

Exchange rate fluctuations between the U.S. dollar, the euro and the NIS may negatively affect our earnings.

The U.S. dollar is our functional and reporting currency. In 2014, most of our revenues were denominated in U.S. dollars and the remainder of our revenues was denominated in euros, most of our expenses were denominated in U.S. dollars and the remainder of our expenses was denominated in NIS and euros. In 2015, we expect that the denominations of our revenues and expenses will be consistent with what we experienced in 2014. Accordingly, any appreciation of the NIS or euro relative to the U.S. dollar would adversely impact our net loss or net income, if any. For example, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar.  For example, the rate of devaluation of the dollar against the shekel was approximately 2.3% in 2012, and approximately 7.0% in 2013, which was compounded by inflation in Israel at a rate of approximately 1.6% and 1.8%, respectively. This had the effect of increasing the dollar cost of our operations in Israel. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future

We have in the past engaged in limited hedging activities, and any hedging strategies that we may implement in the future to mitigate currency risks, such as forward contracts, options and foreign exchange swaps related to transaction exposures, may not eliminate our exposure to foreign exchange fluctuations. For further information, see “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

We may seek to grow our business through acquisitions of complementary products or technologies, and the failure to manage acquisitions, or the failure to integrate them with our existing business, could have a material adverse effect on our business, financial condition and operating results.

From time to time, we may consider opportunities to acquire other products or technologies that may enhance our product platform or technology, expand the breadth of our markets or customer base, or advance our business strategies. Potential acquisitions involve numerous risks, including:

•	problems assimilating the acquired products or technologies;

•	issues maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with acquisitions;

•	diversion of management’s attention from our existing business;

•	risks associated with entering new markets in which we have limited or no experience; and

•	increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters.

We have no current commitments with respect to any acquisition. We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or technologies. Our potential inability to integrate any acquired products or technologies effectively may adversely affect our business, operating results and financial condition.

If there are significant disruptions in our information technology systems, our business, financial condition and operating results could be adversely affected.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage sales and marketing data, accounting and financial functions, inventory management, product development tasks, research and development data, customer service and technical support functions. Our information technology systems are vulnerable to damage or interruption from earthquakes, fires, floods and other natural disasters, terrorist attacks, attacks by computer viruses or hackers, power losses, and computer system or data network failures. In addition, our data management application is hosted by a third-party service provider whose security and information technology systems are subject to similar risks, and ReWalk systems contain software which could be subject to computer virus or hacker attacks or other failures.

The failure of our or our service providers’ information technology systems or ReWalk’s software to perform as we anticipate or our failure to effectively implement new information technology systems could disrupt our entire operation or adversely affect our software products and could result in decreased sales, increased overhead costs, and product shortages, all of which could have a material adverse effect on our reputation, business, financial condition and operating results.

If we fail to properly manage our anticipated growth, our business could suffer.

Our rapid growth has placed, and we expect that it will continue to place, a significant strain on our management team and on our financial resources. Failure to manage our growth effectively could cause us to misallocate management or financial resources, and result in losses or weaknesses in our infrastructure, which could materially adversely affect our business. Additionally, our anticipated growth will increase the demands placed on our suppliers, resulting in an increased need for us to manage our suppliers and monitor for quality assurance. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our business objectives.

We depend on the knowledge and skills of our senior management.

We have benefited substantially from the leadership and performance of our senior management. For example, we depend on our Chief Executive Officer’s experience successfully scaling an early stage medical device company, as well as the experience of other members of management. In addition, we depend on the personal experiences with paralysis of our founder, President and Chief Technology Officer in the development of our products. We carry key man insurance on Dr. Amit Goffer, our founder, President and Chief Technology Officer, but not on any other executive officer, and the amount of such coverage would likely be insufficient to offset the impact to our business of the loss of his services. Our success will depend on our ability to retain our current management. Competition for senior management in our industry is intense and we cannot guarantee that we will be able to retain our personnel. The loss of the services of certain members of our senior management could prevent or delay the implementation and completion of our strategic objectives, or divert management’s attention to seeking qualified replacements.

Risks Related to Government Regulation

We are subject to extensive governmental regulations relating to the manufacturing, labeling and marketing of our products.

Our medical products and manufacturing operations are subject to regulation by the FDA, the European Union, the Ministry of Health in Israel, the Therapeutic Goods Administration, or the TGA, in Australia, and other governmental authorities both inside and outside of the United States. These agencies enforce laws and regulations that govern the development, testing, manufacturing, labeling, storage, installation, servicing, advertising, promoting, marketing, distribution, import, export and market surveillance of ReWalk.

Our products are regulated as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act, or FFDCA, as implemented and enforced by the FDA. Under the FFDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with the medical device, what is known about the type of device, and the extent of control needed to provide reasonable assurance of safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the necessity and type of FDA review required prior to marketing the device. See “Item 4B. Business Overview — Government Regulation.”

In June 2014, the FDA granted our petition for “de novo” classification, which provides a route to market for medical devices that are low to moderate risk, but are not substantially equivalent to a predicate device, and classified ReWalk as Class II subject to certain special controls. The ReWalk is intended to enable individuals with spinal cord injuries to perform ambulatory functions under supervision of a specially trained companion, and inside rehabilitation institutions. The special controls established in the de novo order include compliance with medical device consensus standards; clinical study demonstrating testing to safe and effective use considering the level of supervision necessary and the use environment; non-clinical performance testing of the system’s function and durability; and performance to demonstrate that the device performs as intended under anticipated conditions of use; a training program; and labeling related to device use and user training. In order for us to market ReWalk, we must comply with both general controls, including controls related to quality, facility registration, reporting of adverse events and labeling, and the special controls established for the device. Failure to comply with the general and special controls could lead to removal of ReWalk from the market, which would have a material adverse effect on our business.

Following the introduction of a product, the governmental agencies will periodically review our manufacturing processes and product performance, and we are under a continuing obligation to ensure that all applicable regulatory requirements continue to be met. The process of complying with the applicable good manufacturing practices, adverse event reporting and other requirements can be costly and time consuming, and could delay or prevent the production, manufacturing or sale of the ReWalk. In addition, if we fail to comply with applicable regulatory requirements, it could result in fines, delays or suspensions of regulatory clearances, closure of manufacturing sites, seizures or recalls of products and damage to our reputation. Recent changes in enforcement practice by the FDA, European Union and other agencies have resulted in increased enforcement activity, which increases the compliance risk that we and other companies in our industry are facing. In addition, governmental agencies may impose new requirements regarding registration, labeling or prohibited materials that may require us to modify or re-register ReWalk once it is already on the market or otherwise impact our ability to market ReWalk in those countries. The process of complying with these governmental regulations can be costly and time consuming, and could delay or prevent the production, manufacturing or sale of ReWalk.

If we or our third-party manufacturers or suppliers fail to comply with the FDA’s Quality System Regulation, or QSR, our manufacturing operations could be interrupted.

We, Sanmina and some of our suppliers are required to comply with the FDA’s QSR which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. We and Sanmina and our suppliers are also subject to the regulations of foreign jurisdictions regarding the manufacturing process if we or our distributors market our products abroad. We continue to monitor our quality management in order to improve our overall level of compliance. Our facilities are subject to periodic and unannounced inspection by U.S. and foreign regulatory agencies to audit compliance with the QSR and comparable foreign regulations. If our facilities or those of Sanmina or our suppliers are found to be in violation of applicable laws and regulations, or if we or Sanmina or our suppliers fail to take satisfactory corrective action in response to an adverse inspection, the regulatory authority could take enforcement action, including any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement or refunds;

•	detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;

•	refusing to provide Certificates for Foreign Government;

•	refusing to grant export approval for our products; or

•	pursuing criminal prosecution.

Any of these sanctions could impair our ability to produce ReWalk in a cost-effective and timely manner in order to meet our customers’ demands, and could have a material adverse effect on our reputation, business, results of operations and financial condition. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

We are subject to various laws and regulations, including “fraud and abuse” laws and anti-bribery laws, which, if violated, could subject us to substantial penalties.

Medical device companies such as ours have faced lawsuits and investigations pertaining to alleged violations of numerous statutes and regulations, including anti-corruption laws and health care “fraud and abuse” laws, such as the federal False Claims Act, the federal Anti-Kickback Statute and the U.S. Foreign Corrupt Practices Act, or the FCPA. See “Business—Government Regulation.” U.S. federal and state laws, including the federal Physician Payments Sunshine Act, or the Sunshine Act, and the implementation of Open Payments regulations under the Sunshine Act, require medical device companies to disclose certain payments or other transfers of value made to healthcare providers and teaching hospitals or funds spent on marketing and promotion of medical device products. It is widely believed that public reporting under the Sunshine Act and implementing Open Payments regulations results in increased scrutiny of the financial relationships between industry, physicians and teaching hospitals. These anti-kickback, anti-bribery, public reporting and aggregate spending laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, rehabilitation centers, physicians or other potential purchasers or users of ReWalk. They also impose additional administrative and compliance burdens on us. In particular, these laws influence, among other things, how we structure our sales offerings, including discount practices, customer support, education and training programs and physician consulting and other service arrangements. If we are in violation of any of these requirements or any actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant criminal and civil fines and penalties, exclusion from federal healthcare programs or other sanctions.

The FCPA applies to companies, including ours, with a class of securities registered under the Exchange Act. The FCPA and other anti-bribery laws to which various aspects of our operations may be subject generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In various jurisdictions, our operations require that we and third parties acting on our behalf routinely interact with government officials, including medical personnel who may be considered government officials for purposes of these laws because they are employees of state-owned or controlled facilities. Other anti-bribery laws to which various aspects of our operations may be subject, including the United Kingdom Bribery Act, also prohibit improper payments to private parties and prohibit receipt of improper payments. Our policies prohibit our employees from making or receiving corrupt payments, including, among other things, to require compliance by third parties engaged to act on our behalf. Our policies mandate compliance with these anti-bribery laws; however, we operate in many parts of the world that have experienced governmental and/or private corruption to some degree. As a result, the existence and implementation of a robust anti-corruption program cannot eliminate all risk that unauthorized reckless or criminal acts have been or will be committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and harm our financial condition, results of operations, cash flows and reputation.

 If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of federal, state and foreign laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services, or HHS, promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. If we or any of our service providers are found to be in violation of the promulgated patient privacy rules under HIPAA, we could be subject to civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial condition and operating results.

Risks Related to Our Intellectual Property

Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to or incorporated into our products.

Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to or incorporated into our products. We seek to protect our intellectual property through a combination of patents, trademarks, confidentiality and assignment agreements with our employees and certain of our contractors and confidentiality agreements with certain of our consultants, scientific advisors and other vendors and contractors. In addition, we rely on trade secrets law to protect our proprietary software and product candidates/products in development.

The patent position of robotic and exoskeleton inventions can be highly uncertain and involves many new and evolving complex legal, factual and technical issues. Patent laws and interpretations of those laws are subject to change and any such changes may diminish the value of our patents or narrow the scope of protection. In addition, we may fail to apply for or be unable to obtain patents necessary to protect our technology or products or enforce our patents due to lack of information about the exact use of technology or processes by third parties. Also, we cannot be sure that any patents will be granted in a timely manner or at all with respect to any of our patent pending applications or that any patents that are granted will be adequate to protect our intellectual property for any significant period of time or at all.

Litigation to establish or challenge the validity of patents, or to defend against or assert against others infringement, unauthorized use, enforceability or invalidity claims, can be lengthy and expensive and may result in our patents being invalidated or interpreted narrowly and our not being granted new patents related to our pending patent applications. Even if we prevail, litigation may be time consuming and force us to incur significant costs, and any damages or other remedies awarded to us may not be valuable and management’s attention could be diverted from managing our business. In addition, U.S. patents and patent applications may be subject to interference proceedings, and U.S. patents may be subject to re-examination and review proceedings in the U.S. Patent and Trademark Office. Foreign patents may also be subject to opposition or comparable proceedings in the corresponding foreign patent offices. Any of these proceedings may be expensive and could result in the loss of a patent or denial of a patent application, or the loss or reduction in the scope of one or more of the claims of a patent or patent application.

In addition, we seek to protect our trade secrets, know-how and confidential information that is not patentable by entering into confidentiality and assignment agreements with our employees and certain of our contractors and confidentiality agreements with certain of our consultants, scientific advisors and other vendors and contractors. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable.

We also have taken precautions to initiate reasonable safeguards to protect our information technology systems. However, these measures may not be adequate to safeguard our proprietary information, which could lead to the loss or impairment thereof or to expensive litigation to defend our rights against competitors who may be better funded and have superior resources. In addition, unauthorized parties may attempt to copy or reverse engineer certain aspects of our products that we consider proprietary or our proprietary information may otherwise become known or may be independently developed by our competitors or other third parties. If other parties are able to use our proprietary technology or information, our ability to compete in the market could be harmed.

Further, unauthorized use of our intellectual property may have occurred, or may occur in the future, without our knowledge.

If we are unable to obtain or maintain adequate protection for intellectual property, or if any protection is reduced or eliminated, competitors may be able to use our technologies, resulting in harm to our competitive position.

Our patents and proprietary technology and processes may not provide us with a competitive advantage.

Robotics and exoskeleton technologies have been developing rapidly in recent years. We are aware of several other companies developing competing exoskeleton devices for individuals with limited mobility and we expect the level of competition and the pace of development in our industry to increase. See “Business—Competition.” While we believe our tilt-sensor technology provides a more natural and superior method of exoskeleton activation, which creates a better user experience, a variety of other activation and control methods exist for exoskeletons, several of which are being developed by our competitors, or may be developed in the future. As a result, our patent portfolio and proprietary technology and processes may not provide us with a significant advantage over our competitors, and competitors may be able to design and sell alternative products that are equal to or superior to our products without infringing on our patents. In addition, upon the expiration of our current patents, we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage. If we are unable to maintain a competitive advantage, our business and results of operations may be materially adversely affected.

Even in instances where others are found to infringe on our patents, many countries have laws under which a patent owner may be compelled to grant licenses for the use of the patented technology to other parties. In addition, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, a patent owner may have limited remedies, which could diminish the value of a patent in those countries. Further, the laws of some countries do not protect intellectual property rights to the same extent as the laws of the United States, particularly in the field of medical products, and effective enforcement in those countries may not be available. The ability of others to market comparable products could adversely affect our business.

We are not able to protect our intellectual property rights in all countries.

Filing, prosecuting, maintaining and defending patents on each of our products in all countries throughout the world would be prohibitively expensive, and thus our intellectual property rights outside the United States are limited. In addition, the laws of some foreign countries, especially developing countries, do not protect intellectual property rights to the same extent as federal and state laws in the United States. Also, it may not be possible to effectively enforce intellectual property rights in some countries at all or to the same extent as in the United States and other countries. Consequently, we are unable to prevent third parties from using our inventions in all countries, or from selling or importing products made using our inventions in the jurisdictions in which we do not have (or are unable to effectively enforce) patent protection. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop, market or otherwise commercialize their own products, and we may be unable to prevent those competitors from importing those infringing products into territories where we have patent protection, but enforcement is not as strong as in the United States. These products may compete with our products and our patents and other intellectual property rights may not be effective or sufficient to prevent them from competing in those jurisdictions. Moreover, competitors or others in the chain of commerce may raise legal challenges against our intellectual property rights or may infringe upon our intellectual property rights, including through means that may be difficult to prevent or detect.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. Proceedings to enforce our patent rights in the United States or foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert patent infringement or other claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights in the United States and around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license from third parties.

We may be subject to patent infringement claims, which could result in substantial costs and liability and prevent us from commercializing our current and future products.

The medical device industry is characterized by competing intellectual property and a substantial amount of litigation over patent rights. In particular, our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in competing technologies, have been issued patents and filed patent applications with respect to their products and processes and may apply for other patents in the future. The large number of patents, the rapid rate of new patent issuances, and the complexities of the technology involved increase the risk of patent litigation.

Determining whether a product infringes a patent involves complex legal and factual issues and the outcome of patent litigation is often uncertain. Even though we have conducted research of issued patents, no assurance can be given that patents containing claims covering our products, technology or methods do not exist, have not been filed or could not be filed or issued. In addition, because patent applications can take years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and parent grant, published applications may issue with claims that potentially cover our products, technology or methods.

Infringement actions and other intellectual property claims brought against us, with or without merit, may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management and harm our reputation. We cannot be certain that we will successfully defend against any allegations of infringement. If we are found to infringe another party’s patents, we could be required to pay damages. We could also be prevented from selling our products that infringe, unless we could obtain a license to use the technology covered by such patents or could redesign our products so that they do not infringe. A license may be available on commercially reasonable terms or none at all, and we may not be able to redesign our products to avoid infringement. Further, any modification to our products could require us to conduct clinical trials and revise our filings with the FDA and other regulatory bodies, which would be time consuming and expensive. In these circumstances, we may not be able to sell our products at competitive prices or at all, and our business and operating results could be harmed.

We rely on trademark protection to distinguish our products from the products of our competitors.

We rely on trademark protection to distinguish our products from the products of our competitors. We have registered the trademark “ReWalk” in Israel and are in the process of registering our trademark in the United States. In jurisdictions where we have not registered our trademark and are using it, and as permitted by applicable local law, we rely on common law trademark protection. Third-parties may oppose our trademark applications, or otherwise challenge our use of the trademarks, and may be able to use our trademarks in jurisdictions where they are not registered or otherwise protected by law. If our trademarks are successfully challenged or if a third party is using confusingly similar or identical trademarks in particular jurisdictions before we do, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote additional resources to marketing new brands. If others are able to use our trademarks, our ability to distinguish our products may be impaired, which could adversely affect our business. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other medical device companies, including our competitors or potential competitors, and we may hire employees in the future that are so employed. We could in the future be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. If any of these technologies or features that are important to our products, this could prevent us from selling those products and could have a material adverse effect on our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and divert the attention of management.

Risks Related to Our Ordinary Shares

Our share price may be volatile, and you may lose all or part of your investment.

Our ordinary shares were first publicly offered in our initial public offering in September 2014, at a price of $12.00 per share and our ordinary shares have subsequently traded as high as $43.71 per share and as low as $11.50 per share through February 20, 2015. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including, but not limited to:

•	actual or anticipated fluctuations in our growth rate or results of operations or those of our competitors;

•	customer acceptance of our products;

•	announcements by us or our competitors of new products or services, commercial relationships, acquisitions or expansion plans;

•	announcements by us or our competitors of other material developments;

•	our involvement in litigation;

•	changes in government regulation applicable to us and our products;

•	sales, or the anticipation of sales, of our ordinary shares by us, our insiders or other shareholders, including upon expiration of contractual lock-up agreements;

•	developments with respect to intellectual property rights;

•	competition from existing or new technologies and products;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

If we do not meet the expectations of equity research analysts, if they do not continue to publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business.  The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, our share price could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or do not publish research or reports about us or our business.

A small number of our shareholders have a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control.

The largest beneficial owners of our shares, entities affiliated with SCP Vitalife Partners, Yaskawa Electric Corporation, Israeli Health Care Ventures II, L.P. and entities affiliated with Pontifax (Cayman) II, L.P., beneficially own in the aggregate 48.9%  of our ordinary shares. As a result, these shareholders, should they chose to act together or and even if they act individually, will exert significant influence over our operations and business strategy and would together have sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

•	the composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our articles of association, which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq Global Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Global Market for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares, instead of 33 ⅓% of the issued share capital as required under the applicable rules of the Nasdaq Global Market. We may in the future elect to follow home country practices in Israel with regard to other matters, including the formation and composition of compensation and nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the shares or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Market may provide less protection to you than what is accorded to investors under the applicable rules of the Nasdaq Global Market applicable to domestic U.S. issuers.

    As a foreign private issuer, we are not subject to Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, we are permitted to disclose limited compensation information for our executive officers on an individual basis, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act.  We are also exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies reduce the protections and the frequency and scope of information to which you would be entitled if we were not a foreign private issuer.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. We would also be required to follow U.S. proxy disclosure requirements in regard to the extent of disclosure of annual compensation of our five most highly compensated senior officers required. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As a result, we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, for up to five fiscal years after the date of our initial public offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b)  the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. If we or our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that we or these shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

In connection with our initial public offering, our executive officers, our directors and the pre-IPO holders of substantially all of our then-outstanding ordinary shares and vested options entered into lock-up agreements with the underwriters. Under these agreements, until March 11, 2015, subject to limited exceptions, we and they will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed, without the prior written consent of the designated representatives of the underwriters, who may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. As a result of these agreements, on March 11, 2015, approximately 8,528,554 shares will become available for sale, approximately 5,234,904 of which are expected to be subject to volume, manner of sale and other limitations.

Prior to our initial public offering, we entered into an Amended and Restated Shareholders’ Rights Agreement with certain of our shareholders. Pursuant to that agreement, at any time after the closing of our initial public offering, subject, however, to the lock-up agreements described above, the beneficial owners of up to approximately 8.2 million shares of our ordinary shares (as of February 1, 2015) are entitled to require that we register their shares under the Securities Act for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Item 7. Major Shareholders and Related Party Transactions—Amended and Restated Shareholders’ Rights Agreement.” Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

On October 29, 2014, we filed a registration statement on Form S-8 under the Securities Act registering the 1,396,746 shares under our share option plans. Shares included in such registration statement became available for sale in the public market immediately after such filing, subject to vesting provisions, except for shares held by affiliates who have certain restrictions on their ability to sell. Shares registered on the Form S-8 are not subject to any of the lock-up agreements described above.

As of February 1, 2015, we had outstanding options to purchase 1,504,239 shares under our share option plans and had an additional 371,649 shares available for future grants under our option plans.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Based on our gross income and assets and the nature of our business, we do not believe that we were a PFIC for the taxable year ending December 31, 2014. There can be no assurance that we will not be considered a PFIC for 2015 or any taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Further, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization (assuming we are treated as publicly traded for purposes of PFIC rules), a decline in the value of our ordinary shares may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Material U.S. and Israeli Tax Consequences for our Shareholders—Material U.S. Federal Income Tax Consequences”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “Material U.S. and Israeli Tax Consequences for our Shareholders—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

We will not be required to comply with the internal control, evaluation, and certification requirements of Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board until we file our Annual Report on Form 20-F for the year ending December 31, 2015. This will be the second annual report we file with the SEC after our initial public offering. In addition, unless we lose our status as an “emerging growth company” under the JOBS Act, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act until 2019. Once we no longer qualify as an “emerging growth company” under the JOBS Act, however, our independent registered public accounting firm will need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. We cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our management and independent auditors.

The requirements of being a public company may strain our resources and divert management's attention.

As a U.S. public company, we are subject to various regulatory and reporting requirements, including those imposed by the SEC, the Sarbanes-Oxley Act, the Dodd–Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Market, and other applicable securities rules and regulations. Compliance with these rules and regulations has increased and may continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results.

In addition, complying with public disclosure rules makes our business more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

Risks Relating to Our Incorporation and Location in Israel

Our technology development and quality headquarters and the manufacturing facility for our products are located in Israel and, therefore, our results may be adversely affected by economic restrictions imposed on, and political and military instability in, Israel.

Our technology development and quality headquarters, which houses substantially all of our research and development and our core research and development team, including engineers, machinists, researchers, and clinical and regulatory personnel, as well as the facility of our contract manufacturer, Sanmina, are located in Israel. Many of our employees, directors and officers are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could materially and adversely affect our business, financial condition and results of operations and could make it more difficult for us to raise capital. In particular, an interruption of operations at the Tel Aviv airport related to the conflict in the Gaza Strip or otherwise could prevent or delay shipments of our components or products. Although we maintain inventory in the United States and Germany, an extended interruption could materially and adversely affect our business, financial condition and results of operations. Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and has raised concerns regarding security in the region and the potential for armed conflict. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Any losses or damages incurred by us could have a material adverse effect on our business. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in Gaza and Hezbollah in Lebanon. Any armed conflicts, terrorist activities or political instability in the region could materially and adversely affect our business, financial condition and results of operations.

Our operations and the operations of our contract manufacturer, Sanmina, may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Many Israeli citizens are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 45 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to terrorist activity, there have been periods of significant call-ups of military reservists. For example, the Israeli armed forces called up a significant number of reservists to active duty in connection with the recent conflict in the Gaza Strip. It is possible that there will be additional military reserve duty call-ups in the future in connection with this conflict or otherwise. Although these call-ups have not had a material impact on our operations or on Sanmina’s ability to manufacture our products, our operations and the operations of Sanmina could be disrupted by such call-ups.

Our sales may be adversely affected by boycotts of Israel.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Some of our operations in Israel, referred to as “Beneficiary Enterprises,” carry certain tax benefits under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Substantially all of our future income before taxes can be attributed to these programs. If we do not meet the requirements for maintaining these benefits or if our assumptions regarding the key elements affecting our tax rates are rejected by the tax authorities, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set at 26.5% for 2014 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we may receive in the future, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Beneficiary Enterprises” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our Israeli operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “Taxation and Israeli Government Programs Applicable to Our Company—Law for the Encouragement of Capital Investments, 5719-1959” for additional information concerning these tax benefits and Note 11g to our consolidated financial statements for a discussion of our current tax obligations.

We have received Israeli government grants for certain of our research and development activities and we may receive additional grants in the future. The terms of those grants restrict our ability to manufacture products or transfer technologies outside of Israel, and we may be required to pay penalties in such cases or upon the sale of our company.

From our inception through December 31, 2014, we received a total of $0.5 million from the Office of the Chief Scientist in the Israel Ministry of Economy, or OCS. We may in the future apply to receive additional grants from the OCS to support our research and development activities.  With respect to such grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds up to the total amount of grants received, linked to the dollar and bearing interest at an annual rate of LIBOR applicable to dollar deposits. Even after payment in full of these amounts, we will still be required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 1984, or the R&D Law, and related regulations, with respect to those past grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the R&D Law restrict the transfer outside of Israel of such know-how, and the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel or may not grant such approvals at all.

The transfer of OCS-supported technology or know-how outside of Israel may involve the payment of significant amounts to the OCS, depending upon the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

In addition to the above, any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint one or more of our directors or our chief executive officer or (iii) serves as one of our directors or as our chief executive officer (including holders of 25% or more of the voting power, equity or the right to nominate directors in such direct holder, if applicable) is required to notify the OCS and undertake to comply with the rules and regulations applicable to the grant programs of the OCS, including the restrictions on transfer described above.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, and recent decisions by the Israeli Supreme Court and the Israeli Compensation and Royalties Committee, a body constituted under the Patent Law, employees may be entitled to remuneration for intellectual property that they develop for us unless they explicitly waive any such rights, although the validity of any such waivers remains open to judicial review. Although we enter into agreements with our employees pursuant to which they agree that any inventions created in the scope of their employment or engagement are owned exclusively by us, we may face claims demanding remuneration. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “Item 10B. Articles of Association — Acquisitions under Israeli Law” for additional information.

Our articles of association provide that our directors (other than external directors) are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting. This could prevent a potential acquirer from receiving board approval for an acquisition proposal that our board of directors opposes.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors.

We are incorporated in Israel. The majority of our directors and executive officers reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

ITEM 4: Information on the Company

A.           History and Development of ReWalk

Our History

Our legal and commercial name is ReWalk Robotics Ltd. We are a company limited by shares organized under the laws of the State of Israel. In September 2015, we listed our shares on the Nasdaq Global Market. Our principal executive offices are located at Kochav Yokneam Building, Floor 6 P.O. Box 161, Yokneam Ilit 20692, Israel, and our telephone number is +972 (4) 959-0123. Our website address is www.rewalk.com.  Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.  We have included our website address in this annual report solely for informational purposes.  We have irrevocably appointed ReWalk Robotics, Inc. as our agent to receive service of process in any action against us in any United States federal or state court. The address of ReWalk Robotics, Inc. is 33 Locke Drive, Marlborough, MA 01752.

We had capital expenditures of $0.1 million, $0.2 million and $0.2 million in 2012, 2013 and 2014, respectively. We have financed our capital expenditures with cash generated from  proceeds from sales of our equity securities. Our capital expenditures during 2012, 2013 and 2014 consisted primarily of computers and office equipment, machinery and laboratory equipment.

B.           Business Overview

We are an innovative medical device company that is designing, developing and commercializing exoskeletons that allow wheelchair-bound individuals with mobility impairments or other medical conditions the ability to stand and walk once again. We have developed and are continuing to commercialize ReWalk, an exoskeleton that uses our patented tilt-sensor technology, and an on-board computer and motion sensors to drive motorized legs that power movement.

Current ReWalk designs are intended for people with paraplegia, a spinal cord injury resulting in complete or incomplete paralysis of the legs, who have the use of their upper bodies and arms. We currently offer two products: ReWalk Personal and ReWalk Rehabilitation. ReWalk Personal is designed for everyday use by individuals at home and in their communities, and is custom-fit for each user. ReWalk Rehabilitation is designed for the clinical rehabilitation environment where it provides valuable exercise and therapy. It also enables individuals to evaluate their capacity for using ReWalk Personal in the future. In 2011, we launched ReWalk Rehabilitation for use in hospitals and rehabilitation centers in the United States and Europe. We began marketing ReWalk Personal in Europe with CE mark clearance at the end of 2012 and received FDA clearance to market it in the United States in June 2014. ReWalk is the first exoskeleton cleared by the FDA for personal use. In January 2015, we received regulatory approval to distribute ReWalk systems in Australia from the Therapeutic Goods Administration, or TGA.  In the future, we will need to obtain approval from the applicable regulatory agency of any additional jurisdiction in which we seek to market ReWalk.

ReWalk is a breakthrough product that can fundamentally change the health and life experiences of users. ReWalk is currently the only commercialized exoskeleton using a tilt sensor to restore self-initiated walking. Designed for all-day use, ReWalk is battery-powered and consists of a light, wearable exoskeleton with integrated motors at the joints, an array of sensors and a computer-based control system to power knee and hip movement. ReWalk controls movement using subtle changes in the user’s center of gravity. A forward tilt of the upper body is sensed by the system, which initiates the first step. Repeated body shifting generates a sequence of steps which allows for natural gait with functional walking speed. Because the exoskeleton supports its own weight, users do not expend unnecessary energy while walking. While ReWalk does not allow side-to-side actuation, users are able to turn by shifting their weight to the side. ReWalk also allows users to sit, stand and, in some cases, climb and descend stairs. ReWalk users are able to independently operate the devices, and most are able to put on and remove the devices by themselves. However, our safety guidelines and FDA specifications require users to be accompanied by a trained companion.

Published clinical studies demonstrate ReWalk’s ability to deliver a natural gait and functional walking speed, which has not been shown in studies for any competing exoskeleton. In addition, our interim analysis of an ongoing clinical study and our experience working with health care practitioners and ReWalk users suggests that ReWalk has the potential to provide secondary health benefits. These benefits include reducing pain and spasticity and improving bowel and urinary tract function, body and bone composition, metabolism and physical fitness, as well as reducing hospitalizations and dependence on medications. Because of these secondary medical benefits, we believe that ReWalk has the ability to reduce the lifetime healthcare costs of individuals with spinal cord injuries, making it economically attractive for individuals and third-party payors. While we believe that ReWalk offers significant advantages over competing technologies and therapies, disadvantages include the time it takes for a user to put on ReWalk, the slower pace of ReWalk compared to a wheelchair, the weight of ReWalk when carried, which makes it more burdensome for a companion to transport than a wheelchair, and the requirement that users be accompanied by a trained companion.

We believe that the current design of ReWalk provides a functional technical base that can be easily adapted to address medical indications other than paraplegia that affect the ability to walk. We are currently engaged in research and development efforts to adapt ReWalk to address the mobility needs of quadriplegia and multiple sclerosis patients, and, in the future, we plan to address these needs in stroke and cerebral palsy patients. We are also developing our next generation of ReWalk, with a more efficient drive mechanism, slimmer profile and lighter body, as well as other improvements.

Development of ReWalk took over a decade and was spurred by the experiences of our founder, Dr. Amit Goffer, himself a quadriplegic. As of December 31, 2014, we had 84 units in use at rehabilitation centers and 54 in a home or community use.

 Our commercialization strategy is to penetrate rehabilitation centers, hospitals and similar facilities that treat patients with spinal cord injuries to become an integral part of their rehabilitation programs and to develop a broad based training network with these facilities to prepare users for home and community use. According to the National Spinal Cord Injury Statistical Center, 87.1% of persons with spinal cord injuries are sent to private, non-institutional residences (in most cases, their homes) after hospital discharge. As a result, while the majority of our sales to date have been ReWalk Rehabilitation units, the primary focus of our commercialization efforts going forward will be marketing ReWalk Personal for routine use at home, work or in the community, and we expect sales of ReWalk Personal to account for the substantial majority of our revenues in the future.

We expect to generate revenues from a combination of self-payors and third-party payors. While no uniform policy of coverage and reimbursement by third-party payors currently exists for electronic exoskeleton technologies such as ReWalk, we plan to pursue various paths of reimbursement and support fundraising efforts by institutions and clinics. In July 2014, the James J. Peters VA hospital (Bronx, New York) announced that it would be fully committed to supporting the procurement of ReWalk Personal and providing the staffing support needed for all eligible veterans with spinal cord injury for whom ReWalk is clinically indicated. As the first hospital to research the health-related benefits of an exoskeletal walking device for people with spinal cord injury, the Bronx VA experience supports the clinical use of ReWalk and similar FDA-approved technologies. We believe that additional VAs will adopt similar policies in the future.

As of February 25, 2015, two private insurers in the United States and four insurers in Germany have agreed to provide reimbursement in certain cases.

Our Competitive Strengths

We believe that the following strengths provide us with sustainable competitive advantages to grow our revenue:

Proprietary Technology Enabling a More Natural Walking Experience. Our patented tilt-sensor technology and proprietary software allow self-initiated movement that we believe delivers a more natural walking experience than competing products. Published clinical studies demonstrate ReWalk’s ability to provide a natural gait and functional walking speed, which has not been shown in studies for any competing exoskeleton. In the United States, we have method patent protection covering certain methods of user activation and control of systems such as ReWalk, including by sensing the users’ torso lean or weight shifts. In addition, we have apparatus patent protection in the United States and Europe covering the structure of ReWalk and similar devices that use several sensors to empower tilt-sensor technology. Our patents on the tilt-sensor technology do not begin to expire until 2021. We also rely on trade secrets law to protect our proprietary software and product candidates/products in development.

First Mover Advantage. ReWalk Personal is the first medical exoskeleton cleared by the FDA for personal use in the United States. We do not believe that our competitors have any products that will be cleared by the FDA for personal use in the United States for at least the next two years. As a result, we believe we will be able to capture significant U.S. market share for exoskeletons for personal use. In addition, we were the first medical exoskeleton provider to have an established commercial infrastructure, and to market products in Europe, with our direct sales force in Germany. We are also the first to achieve reimbursement for a personal unit.

Compelling Clinical Data. We believe that ReWalk’s clinical data differentiates us from our competitors. Clinical data published in established medical journals has demonstrated ReWalk’s potential as a safe ambulatory device. We are not aware of any comparable clinical data generated in rigorous trials that has been published with respect to competing exoskeleton products. In addition, our interim analysis of an ongoing clinical study demonstrates improvements in secondary physical conditions, such as reduction in pain and spasticity and improving bowel and urinary tract function, body and bone composition, metabolism and physical fitness, as well as reduced hospitalizations and dependence on medications. We believe that continued results of this nature will greatly assist our ability to obtain regulatory clearances and third-party reimbursement.

Strategic Alliance with Yaskawa Electric Corporation. We have entered into a strategic alliance with Yaskawa Electric Corporation, a global leader in the fields of industrial robotics and automation. Pursuant to this arrangement, Yaskawa will serve as our distributor in certain Asian markets, where its name and brand recognition provide us with opportunities for growth and market penetration and can apply its expertise for product and quality improvements to ReWalk. We believe that this arrangement with such a prominent company is unique in this industry. Yaskawa also made an equity investment in our company. In addition, in the future, subject to any necessary regulatory clearance, we may market and sell in the United States and Europe certain healthcare equipment products that Yaskawa is currently developing. See “"Item 7. Major Shareholders and Related Party Transactions—Series D Preferred Share Purchase Agreement” and “—Agreements with Yaskawa.”

Established and Scalable Manufacturing Capability. We have contracted with Sanmina Corporation, a well-established original equipment manufacturer with expertise in the medical device industry, for the manufacture of all of our products. Pursuant to this arrangement, Sanmina also sources all of the raw materials needed for the production of our products. We believe that this relationship provides us security with respect to quality, price and quantity of our products and offers significant scale-up capacity.

Experienced Management Team and Employees with Personal Experience with Paralysis. Our senior management team has significant experience in the medical device, technology and robotics industries, with an average of over 20 years of experience. The experiences of Dr. Amit Goffer, our founder, President and Chief Technology Officer, and the inventor of ReWalk, who has been paralyzed since 1997, have been one of the greatest drivers in the development and refinement of ReWalk. Additionally, certain of our sales and marketing and research and development employees are paraplegic, which provides us with invaluable perspective to advance the development of our products.

Our Growth Strategies

Our goal is to drive sustainable growth by fundamentally changing the health and life experiences of individuals with mobility impairments. To achieve this goal, we intend to:

Increase Our Salesforce and Infrastructure.  We intend to penetrate our target markets and drive sales of ReWalk by increasing our sales force and further strengthening our distribution network and service, training and support functions. We believe that our presence in leading rehabilitation centers, hospitals and similar facilities in the United States and Europe has allowed us to establish a strong training infrastructure, and we plan to use this existing infrastructure as a point of entry to efficiently penetrate the market for ReWalk Personal.

Expand Geographic Coverage.  We intend to increase our presence in the United States in response to receipt of FDA clearance for ReWalk Personal. We also plan to expand into new geographies throughout Europe and Asia.

Continue Clinical Studies to Further Demonstrate Health and Economic Benefits to Support Reimbursement. We intend to continue to work with hospitals, rehabilitation centers, patient advocacy and support groups and individual users to generate additional data regarding functionality and that supports the health and economic benefits of ReWalk. We will continue to engage and fund researchers and organizations to conduct clinical studies to demonstrate the functionality and utilization of ReWalk and to highlight economic benefits of reductions in medical complications associated with spinal cord injury. We believe that this data will position us to pursue additional third-party reimbursement for our products.

Leverage Our Core Technology Platform to Expand Treatment Indications. We designed ReWalk to provide a functional technical base that can be easily adapted to address medical indications other than paraplegia, and we believe that we have the internal and external experience to develop and commercialize products to address new indications. In addition to developing the next generation of ReWalk we are currently engaged in research and development efforts to adapt ReWalk to address the mobility needs of quadriplegia and multiple sclerosis patients, and, in the future, we plan to address these needs in stroke and cerebral palsy patients.

Overview of Spinal Anatomy and Spinal Cord Injury

Spinal Anatomy

The spine is the central core of the human skeleton and provides structural support, alignment and flexibility to the body. It consists of 24 interlocking bones, called vertebrae, which are stacked on top of one another. The spine is comprised of five regions, of which there are three primary regions: cervical, thoracic and lumbar. In addition, there is also the sacral region, or sacrum, a triangular-shaped bone and the coccyx, or “tailbone,” the bottom portion of the spine.

The spinal cord, housed inside the bony spinal column, is a complex bundle of nerves serving as the main pathway for information connecting the brain and nervous system. The spinal cord is divided into 31 segments that feed sensory impulses into the spinal cord, which in turn relays them to the brain. Conversely, motor impulses generated in the brain are relayed by the spinal cord to the spinal nerves, which pass the impulses to muscles and glands. The spinal cord mediates the reflex responses to some sensory impulses directly, without recourse to the brain, for example, when a person’s leg is tapped, producing the knee jerk reflex.

Spinal Cord Injury
             Spinal cord injury is the result of a direct trauma to the nerves themselves or damage to the surrounding bones and soft tissues which ultimately impacts the spinal cord. Spinal cord damage results in a loss of function, such as mobility or feeling. In most people who have spinal cord injury, the spinal cord is intact. Spinal cord injury is not the same as back injury, which may result from pinched nerves or ruptured disks. Even when a person sustains a break in a vertebra or vertebrae, there may not be any spinal cord injury if the spinal cord itself is not affected. There are two types of spinal cord injury – complete and incomplete. In a complete injury, a person loses all ability to feel and voluntarily move below the level of the injury. In an incomplete injury, there is some functioning below the level of the injury.

Upon examination, a patient is assigned a level of injury depending on the location of the spinal cord injury. Cervical level injuries cause paralysis or weakness in both arms and legs and is referred to as quadriplegia. Sometimes this type of injury is accompanied by loss of physical sensation, respiratory issues, bowel, bladder, and sexual dysfunction. Thoracic level injuries can cause paralysis or weakness of the legs (paraplegia) along with loss of physical sensation, bowel, bladder, and sexual dysfunction. In most cases, arms and hands are not affected. Lumbar level injuries result in paralysis or weakness of the legs (paraplegia). Loss of physical sensation, bowel, bladder, and sexual dysfunction can occur. The shoulder, arm, and hand functions are usually unaffected. Sacral level injuries primarily cause loss of bowel and bladder function as well as sexual dysfunction.

Image of Separated Spinal Cord of an Adult
The history of exoskeleton development began in the 19th century, with the first patent for a mechanical suit appearing in 1890. The use of motors and gears to power these suits is not new, with General Electric developing an early exoskeleton device in the 1960s. Called the Hardiman, it was a hydraulic and electric body suit, but its weight and bulk made practical use prohibitive. Innovation of an advanced exoskeleton that restores a natural walking experience has been a key technological goal of the industry, and the lack of such a system has hindered sector growth. Advances in computer hardware and software and proprietary technological breakthroughs pioneered by us have resulted in the development of an advanced exoskeleton, ReWalk, that restores walking with a natural gait and functional speed.

Market Opportunity

Confinement to a wheelchair can cause severe physical and psychological deterioration, resulting in bad health, poor quality of life, low self-esteem and high medical expenses. In addition, the secondary medical consequences of paralysis can include difficulty with bowel and urinary tract function, osteoporosis, loss of lean mass, gain in fat mass, insulin resistance, diabetes and heart disease. The cost of treating these conditions is substantial. The National Spinal Cord Injury Statistical Center, or the NSCISC, estimates that complications related to paraplegia cost, excluding indirect costs such as losses in wages, fringe benefits and productivity, approximately $500,000 in the first year post-injury and significant additional amounts over the course of an individual’s lifetime. Further, secondary complications related to spinal cord injury can reduce life expectancies for SCI patients.

The NSCISC estimates as of 2013 that there were 273,000 people in the United States living with spinal cord injury, with an annual incidence of approximately 12,000 new cases per year. Approximately 42,000 of such patients are veterans, and are eligible for medical care and other benefits from the VA. With 24 VA spinal cord injury centers, the VA has the largest single network of spinal cord injury care in the United States.

The University of Alabama-Birmingham Department of Physical Medicine and Rehabilitation operates the NSCISC, which maintains the world’s largest database on spinal cord injury research. Since 2010, motor vehicle crashes have been the leading cause of reported spinal cord injury cases (36.5%), followed by falls (28.5%), acts of violence (14.3%) and sports injuries (9.2%). Nearly 80% of spinal cord injuries occur among the male population. According to the NSCISC, upon hospital discharge, 87.1% of persons with spinal cord injuries are sent to private, non-institutional residence (in most cases, their homes prior to injury).

Based on U.S. Census Bureau data, the spinal cord injury population gender and age statistics and data from the Spinal Cord Model Systems report, we estimate almost 80%, or 218,000, of spinal cord injury patients in the United States could be candidates for current or future ReWalk products. The young average age of injury and significant remaining life expectancy, the likelihood of living at home and lifetime cost of treatment highlight the need for an out-of-hospital solution with demonstrated health and social benefits.

In addition to developing the next generation of ReWalk, we are currently engaged in research and development efforts to adapt ReWalk to address the mobility needs of quadriplegia and multiple sclerosis patients.

According to the National Multiple Sclerosis Society, as many as 400,000 Americans suffer from multiple sclerosis. Research indicates that approximately 53% of these individuals, or approximately 212,000, would be classified as either a 6.0 or 7.0 on the Kurtzke Disability Status Scale (DSS), a measure of the need for walking assistance. Individuals with DSS 6.0 require intermittent or unilateral constant assistance (by means of cane, crutch, or brace) to walk approximately 100 meters without resting. Individuals with DSS 7.0 are unable to walk beyond 10 meters without rest while leaning against a wall or holding furniture for support. We believe these individuals could benefit from our technology.

In the future, we plan to address the mobility needs of stroke and cerebral palsy patients. Over five million Americans have suffered a stroke, with 780,000 new incidences expected each year. Physical limitations after stroke vary from case to case, but approximately 20-25% of these individuals are unable to walk without full physical assistance. Cerebral palsy is a disorder of movement, muscle tone or posture that is caused by damage to the developing brain, most often before or during a child’s birth, or during the first 3 to 5 years of a child’s life. According to United Cerebral Palsy, there are 764,000 cases of cerebral palsy in the United States. Cerebral palsy represents a significant opportunity to address the segment of this market that will meet the physical criteria to use ReWalk.

Our Solutions

ReWalk is a breakthrough product that can fundamentally change the health and life experiences of users. Published clinical studies demonstrate ReWalk’s ability to deliver a natural gait and functional walking speed. ReWalk’s patented tilt-sensor technology and an on-board computer and motion sensors drive motorized legs that power knee and hip movement and allow self-initiated walking. ReWalk controls movement using subtle changes in the user’s center of gravity. A forward tilt of the upper body is sensed by the system, which initiates the first step. Repeated body shifting generates a sequence of steps, which allows natural ambulation with functional walking speed. While ReWalk does not allow side-to-side actuation, users are able to turn by shifting their weight to the side. ReWalk also allows users to sit, stand and, in some cases, climb and descend stairs. Use on stairs is not approved by the FDA in the United States.

Designed for all-day use and worn over the clothes of users, ReWalk consists of a light wearable exoskeleton with integrated motors at the joints, an array of sensors and a backpack that contains the batteries and the computer-based control system. The control system utilizes proprietary algorithms to analyze, upper-body motions and trigger and maintain gait patterns and other modes of operation (such as stair-climbing and shifting from sitting to standing), leaving the user’s hands free for self-support and other functions. Because the exoskeleton supports its own weight, users do not expend unnecessary energy while walking. Safety measures include crutches, which provide additional stability, fall protection, which lowers users slowly and safely in the event of a malfunction, and the secure “stand” mode, which automatically initiates if the user does not begin walking within two seconds. ReWalk is also equipped with maintenance alarms, warnings and backup batteries. The rechargeable batteries are easily accessible from the system’s backpack and can be recharged in any standard power outlet. Upon completion of training, which generally consists of approximately 15 one-hour sessions, most users are able to put on and remove the device by themselves while sitting, typically in less than 15 minutes.

Current ReWalk designs are intended for people with paraplegia who have the use of their upper bodies and arms. We currently offer two ReWalk products: ReWalk Personal and ReWalk Rehabilitation.

•          ReWalk Personal: intended for everyday use at home, at work or in the community. We began marketing ReWalk Personal in Europe with CE mark clearance at the end of 2012. We received clearance to market ReWalk Personal in the United States in June 2014. ReWalk Personal units are all manufactured according to the same specifications. Each unit is then permanently sized to fit the individual user and the software is configured for the user’s specifications by the rehabilitation center, clinic or distributor.

•          ReWalk Rehabilitation: designed for the clinical rehabilitation environment, ReWalk Rehabilitation has adjustable sizing enabling multiple patient use. ReWalk Rehabilitation provides a valuable means of exercise and therapy. It also enables individuals to evaluate their capacity for using ReWalk Personal in the future. We began marketing ReWalk Rehabilitation for use in hospitals, rehabilitation centers and stand-alone training centers in the United States and Europe in 2011. ReWalk Rehabilitation units are all manufactured according to the same specifications and are equipped with adjustable sizing for multi-patient use.

Our interim analysis of an ongoing clinical study and our experience working with health care practitioners and ReWalk users suggest that ReWalk has the potential to provide secondary health benefits. These benefits include reducing pain and spasticity and improving bowel and urinary tract function, body and bone composition, metabolism and physical fitness, as well as reducing hospitalizations and dependence on medications.

ReWalk Rehabilitation

Because of these secondary medical benefits, we believe that ReWalk has the ability to reduce the lifetime healthcare costs of individuals with spinal cord injuries, making it economically attractive for individuals, healthcare providers such as hospitals and rehabilitation centers, and third-party payors

ReWalk users must have healthy hands and shoulders, weigh less than 220 pounds (100 kilograms) and be between 5 feet 1 inch and 6 feet 3 inches (1.55 meters and 1.87 meters). Based on U.S. Census Bureau data, the spinal cord injury population gender and age statistics and data from the Spinal Cord Model Systems report, we estimate that approximately 80% of persons with spinal cord injury in the United States comply with these restrictions and other requirements for current and future ReWalk products. ReWalk systems have an estimated useful life of five years and come with a two year warranty covering all elements beyond normal wear and tear. As part of the warranty, users receive software upgrades and an annual inspection. We offer extended warranties for purchase and, outside of the warranty program, provide repairs and service on a fee-for-service basis. ReWalk batteries, which are covered by our warranties, have an estimated life of approximately 600 charges, which for a typical user lasts two to three years.

ReWalk–Q
We are currently developing our next generation of ReWalk, with a more efficient drive mechanism, slimmer profile and lighter body, as well as other improvements. We are also developing ReWalk–Q for individuals with quadriplegia who are unable to hold crutches, which will include attached crutches with wheels. We expect to complete the development of ReWalk–Q in the near future, at which time we will begin clinical testing and apply for regulatory clearances. We plan to expand the designs and indications that we address beyond paraplegia and quadriplegia to include other disabilities affecting gait and ability to walk, such as multiple sclerosis, stroke and cerebral palsy.

 Reimbursements and Other Funding Sources

We rely on self-payers, third-party reimbursements and various other funding sources for the payment of our products. ReWalk is currently primarily funded by self-payers. We plan to pursue additional pathways of reimbursement and funding, focusing our efforts on our two primary markets: the United States and Western Europe.

    Third-Party Reimbursements

United States

In the United States, purchasers of ReWalk Rehabilitation have received reimbursement in certain cases. Private rehabilitation centers generally purchase ReWalk Rehabilitation out-of-pocket and then charge patients for ReWalk therapy on a per-session basis. Patients can then seek reimbursement from their insurance companies. Academic facilities such as teaching hospitals generally purchase ReWalk Rehabilitation out-of-pocket and provide patients the opportunity to use the ReWalk without charging for each session. These institutions may then seek reimbursement from insurance companies and may be willing to accept lower reimbursement rates than private facilities due to fewer pricing pressures.

While in some cases insurance companies have provided reimbursement for ReWalk Rehabilitation upon request, certain insurance companies view ReWalk as an experimental therapy and therefore will not provide coverage at this time. Medicaid and Medicare have provided reimbursement for ReWalk Rehabilitation sessions, although this coverage may have limits in terms of number or frequency of sessions. Worker’s compensation has also provided reimbursement.

Private insurance companies do not currently cover or provide reimbursement for any personal medical exoskeleton products, including ReWalk Personal, and are limited to case-by-case decisions.

As part of our plan for growth, we intend to work with ReWalk users, health care practitioners, researchers, and the spinal cord injury community to support efforts to demonstrate to insurance companies the health benefits and the economic case for reimbursement of ReWalk Personal. Initially, coverage from private payers will be made on a case-by-case basis. Once a sufficient number of these cases have been approved, applications for local coverage decisions from the private payers will be made. We currently sponsor clinical studies and academic publications that demonstrate the medical benefits of ReWalk. In the future, we will pursue economic benefit clinical studies for the Centers for Medicare/Medicaid Services, or CMS, which would demonstrate the secondary medical benefits and long-term cost savings potential of ReWalk. We believe that a positive response from CMS in respect of such studies will broaden coverage by private insurers. We expect that it could take three to five years to receive a decision from CMS, but we believe that other sources of payment will be sufficient to support our business.

                Western Europe

Reimbursement for ReWalk in Europe varies by country. While we are not aware of any public or private payor that regularly covers ReWalk for rehabilitation or personal use, third-party payors have provided reimbursement for our products in certain cases in Germany, France and Italy.

We are initially focusing our efforts in Europe in Germany, which has a single-payer system and where we believe we have made significant progress toward achieving ReWalk coverage from the government. Because ReWalk is not currently covered in Germany, a patient who wishes to use ReWalk must apply for coverage and receive an official denial. He or she must then appeal the decision in court, relying on supporting documentation from a health care provider and other medical evidence. There are approximately 30 such cases pending in Germany, and we believe that these will result in eventual coverage. We plan to continue to pursue this case-by-case strategy and expect that once the precedent for coverage is established, seeking coverage will become easier and more routine. We continue to support clinical research and academic publications, which we believe will further support the case for coverage.

We are also pursuing reimbursement by private insurers and worker’s compensation in various European countries.

        Other Funding Sources

ReWalk is currently primarily funded by self-payers. Self-payers also include individuals who purchase ReWalk with funds from legal settlements with insurance companies or third parties. We also sell ReWalk Rehabilitation to VA hospitals, in which case the VA pays for the product. In July 2014, James J. Peters VA hospital (Bronx, New York) announced that it would be fully committed to supporting the procurement of ReWalk Personal and providing the staffing support needed for all eligible veterans with spinal cord injury for whom ReWalk is clinically indicated. As the first hospital to research the health-related benefits of an exoskeletal walking device for people with spinal cord injury, the Bronx VA experience supports the clinical use of ReWalk and similar FDA-approved technologies. We believe that additional VAs will adopt similar policies in the future. We support financing and fund raising activities of foundations and prospective users. Funding may also be achieved from a number of other sources on a case-by-case basis, including foundations and philanthropic organizations, labor unions, and, in Europe, BG worker’s compensation clinics.

Research and Development

We are committed to investing in a robust research and development program to enhance our current ReWalk products and to develop our pipeline of new and complementary products, and we believe that ongoing research and development efforts are essential to our success. Our research and development team includes engineers, machinists, researchers, marketing, quality, manufacturing, regulatory and clinical personnel, who work closely together to design, enhance and validate our technologies. This research and development team conceptualizes technologies and then builds and tests prototypes before refining and/or redesigning as necessary. Our regulatory and clinical personnel work in parallel with engineers and researchers, allowing us to anticipate and resolve potential issues at early stages in the development cycle.

We plan to increase our investment in research and development in the future by continually improving our functional technological platform, developing our next generation of ReWalk with design improvements and building upon our technological platform to address new medical indications that affect the ability to walk such as quadriplegia, multiple sclerosis, stroke and cerebral palsy.

We conduct our research and development efforts at our facility in Yokneam, Israel. We believe that the close interaction among our research and development, marketing and manufacturing groups allows for timely and effective realization of our new product concepts. Certain of our sales and marketing and research and development employees are paralyzed, including Dr. Amit Goffer, our founder, President and Chief Technology Officer, and the inventor of ReWalk, which provides us with invaluable prospective to advance the development of our products.

Our research and development efforts have been financed, in part, through funding from the OCS and from the BIRD Foundation. From our inception through December 31, 2014, we received funding totaling $0.5 million from the OCS and $0.5 million from the BIRD Foundation. For more information regarding these arrangement, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “—Grants and Other Funding.”

In September 2013, we entered into a strategic alliance with Yaskawa Electric Corporation, pursuant to which, among other arrangements, Yaskawa can apply its expertise product and quality improvements to ReWalk. Yaskawa is a global leader in the fields of industrial robotics and automation, and we believe that this relationship provides us with opportunities for product improvement and increased product offerings in the future. For more information regarding our relationship with Yaskawa, see “—Sales and Marketing” and “"Item 7. Major Shareholders and Related Party Transactions.”

        Clinical Studies

We coordinate and fund clinical studies intended to establish the effectiveness and benefits of ReWalk for individuals with spinal cord injuries. To date, there have been six studies of ReWalk published in peer-reviewed journals:

•
The first study, published in The Journal of Spinal Cord Medicine in 2012, included six participants and was designed to assess the safety and tolerance of use of ReWalk by patients with a spinal cord injury. The participants were all able to walk 100 meters with ReWalk. The study found no adverse safety events (which included falls, status of the skin, status of the spine and joints, blood pressure, pulse and electrocardiography) and concluded that use of ReWalk was well-tolerated by participants with no increase in pain and a moderate level of fatigue after use. The participants generally had positive feedback regarding ReWalk. No adverse effects were noted.

•
The second study included 24 participants and was designed to assess the safety and performance of ReWalk in enabling individuals with paraplegia to carry out routine ambulatory functions. Results with respect to a 12-participant subset were published in the American Journal of Physical Medicine & Rehabilitation in 2012. The results from this subset demonstrated that all participants were able to independently walk, without assistance from another person, for at least 50 meters and at least five minutes. Some participants reported improvements in pain, bowel function, bladder function and spasticity. All participants had strong positive feedback regarding the emotional and psychosocial benefits of using ReWalk. ReWalk was found to hold significant potential as a safe ambulatory powered orthotic for spinal cord injury patients. Significant performance variability was noted between participants. There were no serious adverse events reported. Five participants reported mild to moderate adverse effects, consisting of skin abrasions, lightheadedness and edema of the lower limbs. These adverse effects were managed by the appropriate use of padding, caffeine intake and adjustment of blood pressure medication, elastic stockings and rest.

•
The third study, published in The Journal of Spinal Cord Medicine in 2013, included six participants and found that participants with spinal cord injury, walking independently with ReWalk, demonstrated a stance and gait similar to that of an able-bodied individual. No adverse effects were noted.

•
The fourth study, which is ongoing and includes 30 participants, was designed to assess the mobility skills and levels of training and assistance needed to use and benefit from ReWalk. Results with respect to a seven-participant subset have been finalized and were presented at the STO Human Factors and Medicine Panel Symposium, Milan, Italy, in 2013. The results from this subset demonstrated that over the course of the training, all of the participants learned to move from sitting to standing and standing to sitting and to walk 50 to 166 meters in six minutes. Some assistance was needed for participants with the most limiting spinal cord injuries. Four of the participants were able to climb and descend stairs. The study concluded that ReWalk assisted walking can be performed independently by individuals with certain cases of spinal cord injury and that future technological advances and ongoing training could improve mobility and independence. Certain participants reported adverse effects in the form of mild to moderate skin abrasions, which were resolved with equipment adjustments, additional padding, and, in certain cases, allowing the skin to heal.

•
The fifth study, published in International Journal of Physical Therapy and Rehabilitation in November 2014 reported on 16 patients who had undergone gait training using the ReWalk Rehabilitation device. These subjects demonstrated significant increases in joint range of motions for the hip and ankle joints. No adverse results were reported.

•
A sixth study, which was a continuation of the fourth study mentioned above, was presented at a scientific session of the 2015 American Academy of Physical Medicine and Rehabilitation. This study demonstrated improvements in quality of life measurements for pain reduction, fatigue, and improved sleep. Restoration of physiological loading to the legs.  Improvements in bowel function, seated balance and reduction in fat mass were also documented.

Although study participants and other ReWalk users have reported secondary physical and mental health benefits such as reduced pain and spasticity and improved bowel function and urinary tract function, fewer hospitalizations, reduced dependence on medications and improvements in mood, currently there is no formal clinical data establishing any secondary health benefits of ReWalk.

        Community Engagement and Education

We devote significant resources to engagement with and education of the spinal cord injury community with respect to the benefits of ReWalk. We actively seek opportunities to partner with hospitals, rehabilitation centers and key opinion leaders to engage in research and development and clinical activities. We also seek to support educational and charitable organizations with fundraising and outreach programs. We believe that our success has been, and will continue to be driven in part by, our reputation and acceptance within the spinal cord injury community.

Sales and Marketing

We market and sell our products directly to institutions and individuals and through third-party distributors. We sell our products directly in Germany and the United States and primarily through distributors in our other markets. In our direct markets, we have established relationships with rehabilitation centers and the spinal cord injury community, and in our indirect markets, our distributors maintain these relationships. Sales of ReWalk Personal are generated primarily from the patient base at our rehabilitation centers, referrals through the spinal cord injury community and direct inquiries from potential users.

In the United States, we have a commercial infrastructure in place, which, until receipt of FDA clearance to market ReWalk Personal in the United States, focused on selling ReWalk Rehabilitation. We now plan to redirect our U.S. sales and marketing efforts toward ReWalk Personal by expanding our sales organization with dedicated business development managers for the United States. In Germany, we have successfully sold the ReWalk Rehabilitation and ReWalk Personal. We have begun to expand our German sales and marketing team and will continue to do so in the future to drive sales. We believe that our established commercial infrastructure in Germany has provided us with the knowledge and experience necessary to do so efficiently in the United States. We also believe that this experience will allow us to swiftly establish a direct sales force in other geographies in the future.

We also maintain arrangements with third-party distributors in Europe and Asia-Pacific.

We have established centers of operations in Marlborough, Massachusetts, Berlin, Germany and Yokneam, Israel, to manage sales in North America, Europe, and the rest of world, respectively. We maintain training centers at our German and U.S. locations, where our personnel offers training for our sales representatives and distributors.

In September 2013, we entered into a strategic alliance with Yaskawa Electric Corporation, in connection with which Yaskawa has agreed to be our exclusive distributor in certain Asian markets. We believe that this relationship provides us with a significant opportunity for growth in Asia. Our arrangement with Yaskawa also provides that in the future, subject to any necessary regulatory clearance, we may market and sell certain of Yaskawa’s healthcare equipment products currently under development in the United States and Europe. For more information regarding our relationship with Yaskawa, see “"Item 7. Major Shareholders and Related Party Transactions.”

Services and Customer Support

Our centers of operations in Marlborough, Massachusetts and Berlin, Germany coordinate all service functions for North America and Europe, respectively, through dedicated technical service personnel and customer service call centers. We aim to provide high-level support to our customers to build long-standing relationships. The following are the main categories of service and customer support functions that we provide:

•
Training. We provide on-site, hands-on, basic and advanced technical training for health care providers. These providers, who then train individual users, are subject to rigorous training and certification requirements. We have also implemented a rigorous, multi-level training and licensure program for users and their companions. We believe that these training programs serve an important safety and support function.

•
Communications Centers. We operate communications centers in our U.S. and Germany locations, which provide support hotlines, installation, maintenance, and periodic, preventive servicing. Outside of our direct markets, service functions are generally coordinated through our third-party distributors.

•	Spare Parts and Logistics Channels. We operate warehouses in the U.S., Germany and Israel, which house our inventory, parts and accessories.

Competition

The market in which we operate is characterized by active competition and rapid technological change, and we expect competition to increase. Competition arises from providers of other mobility systems and prosthetic devices.

We are aware of a number of other companies developing competing technology and devices, and some of these competitors may have greater resources, greater name recognition, broader product lines, or larger customer bases than we do. Our principal competitors in the medical exoskeleton market consist of Ekso Bionics (OTC: EKSO), Rex Bionics (London Stock Exchange: RXB), Cyberdyne (Tokyo Stock Exchange: 7779), and Parker Hannifin (NYSE: PH). We believe we have key competitive advantages over these companies, such as our tilt-sensor technology that provides a self-initiated walking experience, more natural gait and functional walking speed, slimmer and lighter design, ReWalk’s ability to support its own weight and broad user specifications. Additionally, we are not aware of any medical exoskeleton product that is cleared or in the process of seeking clearance from the FDA for personal use. ReWalk Personal is the first medical exoskeleton cleared by the FDA for personal use in the United States.

In addition, we compete with alternative devices and alternative therapies, including treadmill-based gait therapies, such as those offered by Hocoma, AlterG, Aretech and Reha Technology. Other medical device or robotics companies, academic and research institutions, or others may develop new technologies or therapies that provide a superior walking experience, are more effective in treating the secondary medical conditions that we target or are less expensive than our current or future products. Our technologies and products could be rendered obsolete by such developments.

We may also compete with other treatments and technologies that address the secondary medical conditions that ReWalk seeks to mitigate.

Intellectual Property

Protection of our intellectual property is important to our business. We seek to protect our intellectual property through a combination of patents, trademarks, confidentiality and assignment agreements with our employees and certain of our contractors and confidentiality agreements with certain of our consultants, scientific advisors and other vendors and contractors. In addition, we rely on trade secrets law to protect our proprietary software and product candidates/products in development.

As of February 25, 2015, we have four issued patents in the United States and one issued patent in Europe, as well as six pending patent applications in various countries around the world for our technology. As such, we have apparatus patent claims in the United States and Europe covering aspects of ReWalk and similar devices which use a plurality of sensors to empower tilt-sensor technology. In addition, in the United States, we have method patent claims covering certain methods of user activation and control of systems such as ReWalk, including by sensing the users’ torso lean or weight shifts. While our apparatus claims focus on protecting ReWalk in terms of its physical and structural characteristics, we believe that our method claims, which protect the process behind how ReWalk is controlled by the user, provide additional protection for our tilt sensor technology. We do not currently license any of the technology contained in our products other than with respect to technology that is generally publicly available, but we may do so in the future.

Patents filed both in the United States and Europe generally have a life of 20 years from the filing date. As the oldest of our issued patents relating to our tilt-sensor technology was filed in May 2001, our patents on that technology do not begin to expire until May 2021.

We currently hold a registered trademark in Israel for the mark “ReWalk” and are in the process of registering this trademark in the United States.

The employment agreement of our founder, Dr. Amit Goffer, provides that a patent pending relating to a standing wheelchair is his individual property and that he may independently engage in the development of a standing wheelchair. The agreement also provides that we and any of our affiliates or successors have the royalty-free right to the exclusive use in the field of exoskeletons of any intellectual property developed by Dr. Goffer, alone or jointly with others (whether or not as part of the development of a standing wheelchair and whether or not developed through a company), while he is our employee, consultant or board member and for three years thereafter. See “"Item 7. Major Shareholders and Related Party Transactions — Arrangements with Founder.”

We cannot be sure that our intellectual property will provide us with a competitive advantage or that we will not infringe on the intellectual property rights of others. In addition, we cannot be sure that any patents will be granted in a timely manner or at all with respect to any of our patent pending applications. For a more comprehensive discussion of the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Government Regulation

        U.S. Regulation

Our medical products and manufacturing operations are subject to regulation by the FDA and other federal and state agencies. Our products are regulated as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act, or FFDCA, as implemented and enforced by the FDA. The FDA regulates the development, testing, manufacturing, labeling, storage, installation, servicing, advertising, promotion, marketing, distribution, import, export, and market surveillance of our medical devices.

Premarket Regulation

Unless an exemption applies, each medical device commercially distributed in the United States requires either a substantial equivalence determination under a 510(k) premarket notification submission, or an approval of a premarket approval application (PMA). Under the FFDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the necessity and type of FDA review required prior to marketing the device. Class I devices are those for which reasonable assurance of safety and effectiveness can be assured by adherence to general controls that include compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Class I also includes devices for which there is insufficient information to determine that general controls are sufficient to provide reasonable assurance of the safety and effectiveness of the device or to establish special controls to provide such assurance, but that are not life-supporting or life-sustaining or for a use which is of substantial importance in preventing impairment of human health, and that do not present a potential unreasonable risk of illness of injury.

Class II devices are those for which general controls alone are insufficient to provide reasonable assurance of safety and effectiveness and there is sufficient information to establish “special controls.” These special controls can include performance standards, postmarket surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, only about 60 types of Class II devices are exempt from premarket notification. As a result, manufacturers of most Class II devices are required to submit to the FDA premarket notifications under Section 510(k) of the FFDCA requesting classification of their devices in order to market or commercially distribute those devices. To obtain a 510(k), a substantial equivalence determination for their devices, manufacturers must submit to the FDA premarket notifications demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the device is not “substantially equivalent” to a previously cleared device, the device is automatically a Class III device. The device sponsor must then fulfill more rigorous premarket approval requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for medical devices that are low to moderate risk, but are not substantially equivalent to a predicate device.

Devices that are intended to be life sustaining or life supporting, devices that are implantable, devices that present a potential unreasonable risk of harm or are of substantial importance in preventing impairment of health, and devices that are not substantially equivalent to a predicate device are placed in Class III and generally require approval of a PMA, unless the device is a pre-amendment device not yet subject to a regulation requiring premarket approval. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FFDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years.

Clinical trials are almost always required to support PMAs and are sometimes required to support 510(k) submissions. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations that govern investigational device labeling, prohibit promotion of the investigational device, and specify recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” as defined by the FDA, the agency requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. The IDE will automatically become effective 30 days after receipt by the FDA, unless the FDA denies the application or notifies the company that the investigation is on hold and may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE that requires modification, the FDA may permit a clinical trial to proceed under a conditional approval. In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still comply with abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements.

In June 2014, the FDA granted our petition for “de novo” classification, which provides a route to market for medical devices that are low to moderate risk, but are not substantially equivalent to a predicate device, and classified ReWalk as Class II subject to special controls. The ReWalk is intended to enable individuals with spinal cord injuries to perform ambulatory functions under supervision of a specially trained companion, and inside rehabilitation institutions.  The special controls established in the de novo order include compliance with medical device consensus standards; clinical study demonstrating testing to safe and effective use considering the level of supervision necessary and the use environment; non-clinical performance testing of the system’s function durability and performance to demonstrate that the device performs as intended under anticipated conditions of use; a training program; and labeling related to device use and user training. The special controls of this de novo order also apply to competing products seeking FDA clearance.

Postmarket Regulation

After a device is cleared for marketing, and prior to marketing, numerous regulatory requirements apply. These include:

•	establishment registration and device listing;

•	development of a quality assurance system, including establishing and implementing procedures to design and manufacture devices;

•	labeling regulations that prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

•
medical device reporting regulations that require manufacturers to report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and corrections and removal reporting regulations that require manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the U.S. Food, Drug and Cosmetic Act that may present a risk to health.

Our manufacturing processes are required to comply with the applicable portions of the Quality System Regulation that covers the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. We actively maintain compliance with the FDA’s Quality System Regulation, 21 CFR Part 820, and the European Union’s Quality Management Systems requirements, ISO 13485:2003.

As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. If the FDA believes we or any of our contract manufacturers are not in compliance with the quality system requirements, or other postmarket requirements, it has significant enforcement authority. Specifically, if the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals, or administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	refusal to grant export approvals for our products; or

•	criminal prosecution.

Any such action by the FDA would have a material adverse effect on our business. In addition, these regulatory controls, as well as any changes in FDA policies, can affect the time and cost associated with the development, introduction and continued availability of new products. Where possible, we anticipate these factors in our product development processes.

        Foreign Regulation

In addition to regulations in the United States, we are subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. In particular, we are subject to regulation in the E.U. which has directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive are entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directive and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third party assessment by a “Notified Body.” This third party assessment may consist of an audit of the manufacturer’s quality system or specific testing of the manufacturer’s product. We comply with the E.U. requirements and have received the CE mark for all of our ReWalk systems distributed in the E.U.

In Australia, the TGA is responsible for administering the Australian Therapeutics Goods Act. The Office of Devices, Blood and Tissues is the department within the TGA responsible for devices. The TGA recognizes five classes of medical devices and ReWalk falls under the category of Class II for low-medium risk medical devices.

The Australian Register of Therapeutic Goods, or ARTG, is the register of information about therapeutic goods for human use that may be imported, supplied in, or exported from Australia. Medical devices cannot generally be imported, supplied in, or exported from Australia unless they are included in the ARTG. To clinically investigate a product that is not included in the ARTG, or to use a registered or listed product in a clinical trial beyond the conditions of its marketing approval, the sponsor must receive approval of an application from the TGA under the Clinical Trial Exemption Scheme, or must submit a notification to the Human Research Ethics Committee under the Clinical Trial Notification Scheme and receive approval from the institution or organization at which the trial will be conducted.

In January 2015, we received regulatory approval to sell ReWalk systems commercially in Australia from the TGA, and as such, are subject to regulation in Australia.

We are also subject to regulation in certain Asian markets in connection with our distribution agreement with Yaskawa. Pursuant to such agreement, Yaskawa has the rights to distribute ReWalk in Japan, China, Taiwan, Korea, Singapore and Thailand. The Japanese Ministry of Health, Labour and Welfare, or the MHLW, approved ReWalk in February 2014 as a welfare device due to its ability to restore mobility to users. Yaskawa has begun evaluating ReWalk at several hospitals and, with such approval of MHLW, Yaskawa may begin selling ReWalk in Japan. In each other country listed above, we will need to obtain approval from the relevant governmental agency prior to marketing ReWalk. We have begun to evaluate the approval process in China and Taiwan, but have not yet begun to do so in Korea, Singapore or Thailand. We expect that obtaining the necessary approvals in these countries could take between one and a half and two years after we submit the initial application.

Foreign sales outside of the E.U., Australia and the Asian markets described above are subject to the foreign government regulations of the relevant jurisdiction, and we must obtain approval by the appropriate regulatory authorities before we can commence clinical trials or marketing activities in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required to obtain a marketing authorization in the U.S., the E.U., Australia or the Asian markets described above. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

The policies of the FDA and foreign regulatory authorities may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our products and could also increase the cost of regulatory compliance. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

U.S. Anti-kickback, False Claims and Other Healthcare Fraud and Abuse Laws

In the United States, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws apply to manufacturers of products, such as us, with respect to our financial relationship with hospitals, physicians and other potential purchasers or acquirers of our products. The U.S. government has published regulations that identify “safe harbors” or exemptions for certain practices from enforcement actions under the federal anti-kickback statute, and we will seek to comply with the safe harbors where possible. To qualify for a safe harbor, the activity must fit squarely within the safe harbor. Arrangements that do not meet a safe harbor are not necessarily illegal, but must be evaluated on a case by case basis. Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payers for reimbursement claims that are false or fraudulent, or for items or services that were not provided as claimed. False claims allegations under federal and some state laws may be brought on behalf of the government by private persons, “whistleblowers,” who then receive a share of any recovery.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the PPACA. The PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them. In addition, the PPACA provides that the government may assert that a claim that includes items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the False Claims Act. The PPACA also imposes new reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to physicians and teaching hospitals. Device manufacturers will also be required to report and disclose any investment interests held by physicians and their immediate family members during the preceding calendar year. A number of provisions of PPACA also reflect increased focus on and funding of healthcare fraud enforcement.

Environmental Matters

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, transport, management and disposal of chemicals and hazardous materials, the import, export and registration of chemicals, and the cleanup of contaminated sites. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our business and facilities, however, entails risks in these areas. Significant expenditures could be required in the future to comply with environmental or health and safety laws, regulations or requirements.

In Israel, where our contract manufacturer produces all of our products, businesses storing or using certain hazardous materials (including materials necessary for our manufacturing process) are required, pursuant to the Israeli Dangerous Substances Law 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection.

In the European marketplace, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment, which aims to prevent waste by encouraging reuse and recycling, and the Directive on Restriction of Use of Certain Hazardous Substances, which restricts the use of six hazardous substances in electrical and electronic products. Our products and certain components of such products “put on the market” in the EU (whether or not manufactured in the EU) are subject to these directives. Additionally, we are required to comply with certain laws, regulations and directives, including the Toxic Substances Control Act in the United States and REACH in the EU, governing chemicals. These and similar laws and regulations require the testing, reporting and registration of certain chemicals we use and ship. We believe we are in compliance in all material respects with applicable environmental laws and regulations.

Manufacturing

ReWalk includes off-the-shelf and custom-made components produced to our specifications by various third parties, for technical and cost effectiveness. We have contracted with Sanmina Corporation, a well-established contract manufacturer with expertise in the medical device industry, for the manufacture of all of our products. Pursuant to this contract, Sanmina manufactures ReWalk at its facility in Ma’alot, Israel. All ReWalk Personal units are manufactured pursuant to the same set of specifications, and all ReWalk Rehabilitation units are manufactured pursuant to another set. We place our manufacturing orders with Sanmina pursuant to purchase orders or by providing forecasts for future requirements. Sanmina requires us to send an advance payment for components with respect to each purchase order. We may terminate our relationship with Sanmina at any time upon written notice. Either we or Sanmina may terminate the relationship in the event of a material breach, subject to a 30-day cure period. Our agreement with Sanmina contains a limitation on liability that applies equally to both us and Sanmina.

We believe that this relationship allows us to operate our business efficiently by focusing our internal efforts on the development of our technology and our products and provides us with substantial scale-up capacity. We regularly test quality on-site at Sanmina’s facility and we obtain full quality inspection reports. We maintain a non-disclosure agreement with Sanmina.

We develop certain of the software components internally and license other software components that are generally available for commercial use as open source software.

We manufacture products based upon internal sales forecasts. We deliver products to customers and distributors based upon purchase orders received, and our goal is to fulfill each customer’s order for products in regular production within two weeks of receipt of the order.

Suppliers

We have contracted with Sanmina for the sourcing of all components and raw materials necessary for the manufacture of our products. Components of our products and raw materials come from suppliers in Europe, China and Israel, and we depend on certain of these components and raw materials, including certain electronic parts, for the manufacture of our products. To date, we have not experienced significant volatility in the prices of these components and raw materials. However, such prices are subject to a number of factors, including purchase volumes, general economic conditions, currency exchange rates, industry cycles, production levels and scarcity of supply.

We believe that our and Sanmina’s facilities, our contracted manufacturing arrangement, and our supply arrangements are sufficient to support our potential capacity needs for the foreseeable future.

Employees

As of December 31, 2014, we had 66 employees, of whom 20 are located in the United States, 33 are located in Israel and 13 are located in Germany. As of December 31, 2013, we had 45 employees, of whom 10 were located in the United States, 27 were located in Israel and eight were located in Germany, and as of December 31, 2012, we had 28 employees, of whom eight were located in the United States and 20 were located in Israel. The majority of our employees are, and have been, engaged in sales and marketing and research and development activities. We do not employ a significant number of temporary or part time employees.

We are subject to Israeli labor laws and regulations with respect to our employees located in Israel. These laws and regulations principally concern matters such as pensions, paid annual vacation, paid sick days, length of the workday and work week, minimum wages, overtime pay, insurance for work-related accidents, severance pay and other conditions of employment. Our employees are not represented by a labor union. We consider our relationship with our employees to be good. To date, we have not experienced any work stoppages.

The employees of our U.S. and German subsidiaries are subject to local labor laws and regulations.

C.           Organizational Structure

The following is a list of our significant subsidiaries, including the name and country of incorporation or residence. Each of our significant subsidiaries is wholly-owned by us.

Name of Subsidiary	Place of Incorporation
ReWalk Robotics, Inc.	Delaware, United States
Argo Medical Technologies GmbH	Germany

D.           Property, Plants and Equipment

Our corporate headquarters are located in Yokneam, Israel, our U.S. headquarters are located in Marlborough, Massachusetts, and our European headquarters are located in Berlin, Germany.

All of our facilities are leased and we do not own any real property. The table below sets forth details of the square footage of our current leased properties, all of which are fully utilized. We have no material tangible fixed assets apart from the properties described below.

Square feet (approximate)
Marlborough, Massachusetts	4,800
Yokneam, Israel	6,700
Berlin, Germany	600

Total	12,100

We believe our facilities are adequate and suitable for our current needs.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that are based on our management’s current expectations, estimates and projections for our business, which are subject to a number of risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Special Note Regarding Forward-Looking Statements” and Item 3.D. “Key Information—Risk Factors.”

Overview

We have developed and are continuing to commercialize ReWalk, an exoskeleton that uses our patented tilt-sensor technology, and an on-board computer and motion sensors to drive motorized legs that power movement. We currently offer two products: ReWalk Personal and ReWalk Rehabilitation. ReWalk Personal is designed for everyday use by individuals at home and in their communities, and is custom-fit for each user. ReWalk Rehabilitation is designed for the clinical rehabilitation environment where it provides valuable exercise and therapy. It also enables individuals to evaluate their capacity for using ReWalk Personal in the future.

We believe that the current design of ReWalk provides a functional technical base that can be easily adapted to address medical indications other than paraplegia that affect the ability to walk. We are currently engaged in research and development efforts to adapt ReWalk to address the mobility needs of quadriplegia and multiple sclerosis patients, and, in the future, we plan to address these needs in stroke and cerebral palsy patients. We are also developing our next generation of ReWalk, with a more efficient drive mechanism, slimmer profile and lighter body, as well as other improvements.

In 2011, we launched ReWalk Rehabilitation for use in hospitals and rehabilitation centers in the United States and Europe. We began marketing ReWalk Personal in Europe with CE mark approval at the end of 2012 and received FDA clearance to market it in the United States in June 2014. As of December 31, 2014, we had 84 units in use at rehabilitation centers and 54 in a home or community use.

Our commercialization strategy is to penetrate rehabilitation centers, hospitals and similar facilities that treat patients with spinal cord injuries to become an integral part of their rehabilitation programs and to develop a broad based training network with these facilities to prepare users for home and community use. While the majority of our sales to date have been ReWalk Rehabilitation, the primary focus of our commercialization efforts going forward will be providing ReWalk Personal for routine use at home, work or in the community, and we expect sales of ReWalk Personal to account for the substantial majority of our revenues in the future.

Reimbursement is an important factor in our ability to expand sales, and we have early, limited success at achieving reimbursement on a case-by-case basis. We plan to pursue various pathways of reimbursement and funding, focusing our efforts on our two primary markets: the United States and Western Europe. We intend to continue to work with ReWalk users, health care practitioners, researchers, and the spinal cord injury community to support efforts to demonstrate to insurance companies and other payors the health benefits and the economic case for reimbursement of ReWalk Personal. For more information regarding reimbursement of our products, see “Business—Reimbursements and Other Funding Sources.”

The growth of our business and our future success depend on our ability to increase our sales, which depends on many factors, including our ability to achieve reimbursement from third-party payors, demonstrate the medical benefits and cost savings of ReWalk through clinical data, introduce new products and address new indications and expand our sales force. While each of these areas presents significant opportunities for us, they also pose important challenges and risks that we must successfully address in order to sustain the growth of our business and improve our results of operations.

We have incurred net losses and negative cash flows from operations since inception. We anticipate that we will continue to incur net losses and negative cash flows from operations for at least the next two years as we expand our production and sales and marketing capabilities, engage in additional clinical studies and continue to develop the infrastructure required to sell and market our products globally.

Components of Our Statements of Operations

Revenue

We currently rely, and in the future will rely, on sales or rentals of our ReWalk systems and related service contracts and extended warranties for our revenue. Our revenue is generated from a combination of self-payors and third-party payors. To date, payments for our products have been made primarily by self-payors, through case-by-case determinations by third-party payors and by negotiating the cost of a ReWalk into accident settlements. Third-party payors include, without limitation, private insurance plans and managed care programs, government programs such as the Veterans’ Administration, Medicare and Medicaid and worker’s compensation. We expect that third-party payors will be an increasingly important source of revenue in the future. No uniform policy of coverage and reimbursement for exoskeleton medical technology currently exists among third-party payors in the United States or elsewhere.

All of our ReWalk systems are covered by a two-year warranty from the date of purchase, which is included in the purchase price. We offer customers the ability to purchase, any time during the initial warranty period, an extended warranty for up to three additional years. Both warranties cover all elements of the ReWalk system, including the batteries, other than normal wear and tear.

Cost of Revenues and Gross Loss

Beginning in the first quarter of 2014, Sanmina Corporation assumed production of all ReWalk systems.  Prior to that, we manufactured our products at our facility in Yokneam, Israel. For the years ended December 31, 2012 and 2013, our cost of revenues consisted of raw materials, purchased components, salaries, personnel costs including non-cash share-based compensation associated with manufacturing, training and inspection, facility costs, warranty and service costs,  shipping and handling, and during 2013, costs associated with transitioning manufacturing to Sanmina.   For the year ended December 31, 2014, our cost of revenues consisted primarily of systems purchased from Sanmina, the cost of systems manufactured by us in 2013 and sold in 2014, as well as salaries, personnel costs including non-cash share-based compensation associated with manufacturing, training and inspection, warranty and service costs, shipping and handling and costs associated with transitioning manufacturing to Sanmina. Cost of revenues also includes royalties and expenses related to royalty-bearing research and development grants and sales and marketing grants.

In the future we expect our unit cost to decrease as our sales increase due to product cost improvements including economies of scale realized in connection with larger quantities and increased efficiency.

Our gross profit/(loss) and gross profit/(loss) as a percentage of sales is influenced by a number of factors, including primarily the volume and price of our products sold and fluctuations in our cost of revenues.  In particular, in 2014, our gross loss was impacted significantly by a one-time expense relating to the early repayment, at a discount, of a royalty-bearing grant to the BIRD Foundation in the amount of $0.5 million.  We expect gross profit/(loss) as a percentage of sales will improve in the future as we increase our sales volumes and decrease the product manufacturing costs.

Operating Expenses

Research and Development Expenses, Net

Research and development expenses, net, consist primarily of salaries, related personnel costs and share-based compensation, costs of clinical trials and obtaining regulatory approvals and patent costs, sponsored research costs and other expenses related to our product development and research programs. We expense all research and development expenses as they are incurred. We believe that continued investment in research and development is crucial to attaining our strategic product objectives. We plan to continue increasing these expenditures, resulting in greater research and development expenses in future periods as we enhance our ReWalk system and pursue the development of new products.

Research and development expenses are presented net of the amount of any grants we receive for research and development in the period in which we receive the grant. We previously received grants and other funding from the BIRD Foundation and the OCS. Certain of those grants require us to pay royalties on sales of ReWalk systems, which are recorded as cost of revenues. See “—Grants and Other Funding.” We may receive additional funding from these entities or others in the future.

Sales and Marketing Expenses, Net

Our sales and marketing expenses, net, consist primarily of salaries, related personnel costs and share-based compensation for our internal sales staff and costs related to marketing activities. Sales and marketing expenses are presented net of the amount of any grants we receive for sales and marketing in the period in which we receive the grant. We intend to continue to expand our sales and marketing activities and, therefore, expect sales and marketing expenses to increase significantly in the future. In general, we expect that the number of our sales representatives will increase as our revenues increase. See “—Grants and Other Funding.”

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries, related personnel costs and share-based compensation for our administrative, finance, and general management personnel, professional services and insurance.

Financial Income (Expenses), Net

Financial income (expenses), net, consists of the revaluation of the fair value of warrants to purchase our preferred shares and expenses related to our convertible loans, as well as interest income and expense, foreign currency exchange gains or losses.

Warrants to purchase our convertible preferred shares are classified as a liability on our consolidated balance sheet at fair value. The warrants are subject to revaluation at each balance sheet date and any change in fair value is recognized as a component of financial income (expense), net, on our consolidated statements of operations. All such warrants were exercised or expired in connection with our initial public offering, and therefore as of December 31, 2014 and for periods beginning with the fourth quarter of 2014, we no longer record any liability in respect of them on our balance sheet or financial expenses in respect of them on our statement of operations.

Interest income and expenses consist of interest earned on our cash and cash equivalent balances and interest accrued on and certain other costs with respect to any indebtedness. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Foreign currency exchange changes reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar. As of the most recent reporting period, we did not have any indebtedness for borrowed amounts although we have had outstanding convertible loans in prior periods.

Taxes on Income

As of December 31, 2014, we had not yet generated taxable income in Israel. As of that date, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $34.5 million. After we utilize our net operating loss carry forwards, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959. Our benefit period currently ends ten years after the year in which we first have taxable income in Israel provided that the benefit period will not extend beyond 2024. For more information about the tax benefits available to us as a Beneficiary Enterprise, see “Taxation and Israeli Government Programs Applicable.”

Our taxable income generated outside of Israel will be subject to the regular corporate tax rate in the applicable jurisdictions. As a result, our effective tax rate will be a function of the relative proportion of our taxable income that is generated in those locations compared to our overall net income.

Grants and Other Funding

BIRD Foundation and AO&P

In July 2009, we entered into a grant agreement with the BIRD Foundation and Allied Orthotics & Prosthetics Inc. (“AO&P”). AO&P was the distributor of our products at the time. We received $0.5 million and AO&P received $0.06 million. The agreement with the BIRD Foundation required us to pay a royalty at a rate of 5% on sales of ReWalk systems and related services. The repayment requirement is equal to the amount of the grant multiplied by an increasing contractual percentage in an amount up to 150%.

Under the agreement AO&P is responsible for repayment of its grant. However, pursuant to the agreement, we are required to make any payments on which AO&P defaults.  As of December 31, 2014, there was no contingent liability or future royalty obligations to the BIRD Foundation.

In 2014, we recorded an expense of $0.5 million as a settlement for the prepayment, at a discount, of amounts due under the agreement.

 Office of the Chief Scientist

We have also received a total of $0.5 million in funding from the OCS, $0.1 million of which are royalty-bearing grants, while $0.4 million were received in consideration for an investment in our preferred shares. Out of the royalty-bearing grants received, we have paid royalties to the OCS in the total amount of $0.05 million. We may apply to receive additional grants to support our research and development activities in 2015.  We may in the future apply to receive additional grants from the OCS to support our research and development activities.  The agreements with OCS require us to pay royalties at a rate of 3% to 3.5% on sales of ReWalk systems and related services up to the total amount of funding received, linked to the dollar and bearing interest at an annual rate of LIBOR applicable to dollar deposits. If we transfer OCS-supported technology or know-how outside of Israel, we will be liable for additional payments to OCS depending upon the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. As of December 31, 2014, the aggregate contingent liability to the OCS was $0.1 million.

Fund for Promoting Overseas Marketing

We also received a total of $0.1 million in funding from the Fund for Promoting Overseas Marketing under the Israeli Ministry of Economy, which are non-royalty-bearing grants, to support our marketing activities. We may in the future apply to receive additional grants to support our marketing activities.

Compensation Expenses in Connection with our Initial Public Offering and Market Capitalization

In accordance with our articles of association in effect prior to our IPO and our Fourth Amended and Restated Shareholders Agreement, in connection with our IPO, our founder, Dr. Amit Goffer, received for no consideration 344,520 ordinary shares. As a result of this issuance, we recorded share-based compensation expense of $4.1 million in the third quarter of 2014.

In addition, pursuant to an agreement with our chief executive officer, options to purchase 82,278 of our ordinary shares vested during the third quarter of 2014 based on our company’s market capitalization reaching specified thresholds.  As a result of the vesting of these options, we recorded share-based compensation expense of $165,000.

A.           Operating Results

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue

Revenue was $4.0 million for the year ended December 31, 2014, compared to $1.6 million for the year ended December 31, 2013, an increase of $2.4 million, or 149%. This increase is attributable primarily to an increase in the number of ReWalk systems sold, in particular an increase in sales in the United States as a result of our June 2014 FDA clearance.

Cost of Revenues and Gross Loss

Cost of revenues was $4.6 million for the year ended December 31, 2014, compared to $2.0 million for the year ended December 31, 2013, an increase of 127%. This increase is due to an increase in the number of ReWalk systems sold.

Gross loss was $0.6 million, or 16% of revenue, for the year ended December 31, 2014, compared to $0.4 million, or 27% of revenue, for the year ended December 31, 2013.  The decrease of gross loss as a percentage of revenue is primarily attributable to an increase in the number of ReWalk system sold and lower manufacturing cost per unit, partially offset by costs related to the transition of manufacturing to Sanmina and a one-time expense relating to the early repayment, at a discount, of a royalty-bearing grant to the BIRD Foundation in the amount of $0.5 million.

Research and Development Expenses, Net

Research and development expenses were $8.6 million for the year ended December 31, 2014 compared to $2.5 million for the year ended December 31, 2013, an increase of 248%. The increase in expenses is attributable to a one-time, non-cash, share-based compensation award to our founder and increased personnel and personnel related costs related to regulatory, quality and research and development activities.

Sales and Marketing Expenses, Net

Sales and marketing expenses, net, were $7.4 million for the year ended December 31, 2014, compared to $4.1 million for the year ended December 31, 2013, an increase of 81%. This increase is attributable to an increase in personnel and personnel related costs and marketing related costs associated with expanding our sales and marketing activities as we expend commercialization of the ReWalk Personal and Rehabilitation systems.

General and Administrative Expenses

General and administrative expenses were $3.4 million for the year ended December 31, 2014, compared to $1.8 million for the year ended December 31, 2013, an increase of 90%. The increase in expenses is primarily attributable to personnel and personnel related costs, professional services and other expenses related to our being a publicly traded company.  We expect that our general and administrative expenses for 2015 and future periods will be higher than in previous periods as a result of becoming a public company in the United States.

Financial Expenses, Net

Financial expenses, net, were $1.7 million for the year ended December 31, 2014, compared to $3.4 million for the year ended December 31, 2013. This decrease is attributable mainly to a decrease in financial expenses related to the revaluation of the fair value of warrants to purchase preferred shares in an amount of $1.9 million and a decrease in financial expenses related to convertible loans in an amount of $2.2 million, offset by an increase in financial expenses related to issuance of convertible preferred shares  in an amount of $0.8 million and an increase in financial expenses related to issuance of warrants to purchase preferred shares in an amount of $1.1 million.

Income Tax

Income taxes were $45,000 for the year ended December 31, 2014, compared to $22,000 for the year ended December 31, 2013 with respect to our income in the United States and Germany.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue

Revenue was $1.6 million for the year ended December 31, 2013, compared to $1.0 million for the year ended December 31, 2012, an increase of 63%. This increase is attributable to increased sales of ReWalk Personal due to the commencement of sales of ReWalk Personal in Europe in December 2012 and increased sales of ReWalk Rehabilitation in both the United States and Europe in 2013.

Cost of Revenues and Gross Loss

Cost of revenues was $2.0 million for the year ended December 31, 2013, compared to $1.0 million for the year ended December 31, 2012, an increase of 105%. This increase is due to increases in the number of ReWalk systems sold, higher payroll and related expenses due to our increase in headcount and expenses relating to the transition of our manufacturing activities to Sanmina.

Gross loss was $0.4 million for the year ended December 31, 2013, compared to $11,000 for the year ended December 31, 2012.  The increase is attributable primarily to an increase in volume of sales, increased personnel and personnel related costs and expenses relating to the transition of our manufacturing activities to Sanmina, which began in 2013.

Research and Development Expenses

Research and development expenses were $2.5 million for the year ended December 31, 2013 compared to $1.8 million for the year ended December 31, 2012, an increase of 40%. The increase in expenses is attributable to increased payroll and related expenses due to our increase in headcount engaged in our research and development activities, as well as increased regulatory expenses.

Sales and Marketing Expenses, Net

Sales and marketing expenses, net, were $4.1 million for the year ended December 31, 2013, compared to $2.3 million for the year ended December 31, 2012, an increase of 75%. This increase is attributable to an increase in headcount engaged in sales and marketing activities, an increase in the number of demonstration ReWalk systems used for sales activities and increased attendance at trade shows, offset by a grant that we received for sales and marketing in the amount of $0.1 million.

General and Administrative Expenses

General and administrative expenses were $1.8 million for the year ended December 31, 2013, compared to $1.7 million for the year ended December 31, 2012, an increase of 6%. The increase in expenses is primarily attributable to increased professional services and office expenses.

Financial Expenses, Net

Financial expenses, net, were $3.4 million for the year ended December 31, 2013, compared to $0.9 million for the year ended December 31, 2012, an increase of 288% primarily as a result of the revaluation of the fair value of warrants to purchase preferred shares and financial expenses related to convertible loans.

Income Tax

Income taxes were $22,000 for the year ended December 31, 2013, compared to $21,000 for the year ended December 31, 2012 with respect to our income in the United States and Germany.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles. The preparation of our financial statements requires us to make estimates, judgments and assumptions that can affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates, judgments and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known. Besides the estimates identified above that are considered critical, we make many other accounting estimates in preparing our financial statements and related disclosures. See Note 2 to our audited consolidated financial statements presented elsewhere in this annual report for a description of the significant accounting policies that we used to prepare our consolidated financial statements. The critical accounting policies that were impacted by the estimates, judgments and assumptions used in the preparation of our consolidated financial statements are discussed below.

Revenue Recognition

We recognize revenues in accordance with ASC 605, “Revenue Recognition,” when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed and determinable, collectability is reasonably assured and no further obligations exist. Provisions are made at the time of revenue recognition for any applicable warranty cost expected to be incurred. The timing for revenue recognition among the various products and customers is dependent upon satisfaction of such criteria and generally varies from shipment to delivery to the customer depending on the specific shipping terms of a given transaction, as stipulated in the agreement with each customer. Other than pricing terms which may differ due to the different volumes of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers. Our products sold through agreements with distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, we consider all the distributors as end-users. We do not grant a right of return for our products.

For the majority of sales of Rehabilitation systems, we include training and consider the elements in the arrangement to be a single unit of accounting. In accordance with ASC 605, we have concluded that the training is essential to the functionality of our systems. Therefore, we recognize revenue for the system and training only after delivery, in accordance with the agreement delivery terms, to the customer and after the training has been completed, once all other revenue recognition criteria have been met. For sales of Personal systems and rehabilitation systems to third party distributors we do not provide training to the end user, as this training is provided by the rehabilitation centers that have previously completed the ReWalk Training program, and thus we recognize revenue upon delivery. In certain cases, when product arrangements are bundled with an extended warranty, the separation of the extended warranty falls under the scope of ASC 605- 20-25-1 through 25-6, and the separate price of the extended warranty stated in the agreement is deferred and recognized ratably over the extended warranty period. Deferred revenue includes primarily unearned amounts received in respect of service contracts but not yet recognized as revenues.

Share-Based Compensation – Option Valuations

We account for share-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation.” ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an Option-Pricing Model, or OPM. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statements of operations.

We selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of options. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

The determination of the grant date fair value of options using the Black-Scholes-Merton option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

Fair Value of our Ordinary Shares. Prior to our initial public offering, due to the absence of a public market for our ordinary shares, the fair value for our ordinary shares for purposes of determining the exercise price for award grants was determined in good faith by our management and approved by our board of directors. In connection with preparing our financial statements, our management considered the fair value of our ordinary shares based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid. We also considered independent third party valuations.  The fair value of our ordinary shares is now determined based on the trading price on the Nasdaq Global Market.

Risk-free Interest Rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options.

Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Expected Volatility. We estimated the expected share price volatility for our ordinary shares by considering the historic price volatility for industry peers based on price observations over a period equivalent to the expected term of the share option grants. Industry peers consist of public companies in the medical device and healthcare industries. We intend to continue to consistently apply this process using the same or similar industry peers until a sufficient amount of historical information regarding the volatility of our ordinary share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

Expected Term. The expected term of options granted represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with ASC No. 718-10-S99-1 (SAB No. 110), as adequate historical experience is not available to provide a reasonable estimate. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our taxes in each of the jurisdictions in which we operate. We account for income taxes in accordance with ASC Topic 740, “Income Taxes,” or ASC Topic 740. ASC Topic 740 prescribes the use of an asset and liability method whereby deferred tax asset and liability account balances are determined based on the difference between book value and the tax bases of assets and liabilities and carryforward tax losses. Deferred taxes are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We exercise judgment and provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We have established a full valuation allowance with respect to our deferred tax assets.

Deferred tax assets are classified as short or long-term based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. We account for uncertain tax positions in accordance with ASC 740 and recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accordingly, we report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in tax expense.

New and Revised Financial Accounting Standards

The JOBS Act permits emerging growth companies such as us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this and, therefore, we are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers," (ASU 2014-09), which creates a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting standard is effective for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. We are currently evaluating the impact of adopting this guidance.

B.           Liquidity and Capital Resources

Since inception, we have funded our operations primarily through the sale of equity securities and convertible notes to investors in private placements and the sale of our ordinary shares in our initial public offering. Our September 2014 initial public offering generated $36.3 million in net proceeds.

On June 19, 2014, we entered into a loan agreement with Kreos Capital IV (Expert Fund) Limited, or Kreos, pursuant to which Kreos agreed to extend a line of credit to us of $5.0 million. The line of credit was available for drawdown until September 30, 2014, with a minimum required drawdown of $1.0 million. In October 2014, we extended the line of credit until December 31, 2015 for a fee of $50,000.  Amounts drawn will be repaid in an amount of 3.3% per month for 36 months.  We have not drawn any funds under this line of credit.  Pursuant to the loan agreement, we must pay a transaction fee of 1.0% of the total amount of the line of credit upon both the execution and the expiration of the loan agreement. Pursuant to the loan agreement, we granted to Kreos a security interest with respect to amounts drawn over all of our assets, including intellectual property and equity interests in our subsidiaries. In connection with this agreement, we granted Kreos warrants to purchase 96,696 ordinary shares.

As of December 31, 2014, we had cash and cash equivalents of $41.8 million.

We believe we have sufficient cash resources to meet our anticipated cash requirements for at least the next 24 months. Our anticipated primary uses of cash are sales and marketing expenses related to market development activities, and research and development costs for enhancements to our current product and activities related to the development of the next generation of ReWalk systems.

Our future cash requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of our spending on research and development efforts and international expansion. If our current estimates of revenue, expenses or capital or liquidity requirements change or are inaccurate, we may seek to sell additional equity or debt securities, or arrange debt financing. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all.

Cash Flows

Net Cash Used in Operating Activities

Net cash used in operating activities increased from $8.8 million in 2013 to $15.3 million in 2014 primarily as a result of higher operating expenses partially offset by higher non-cash financial expenses.  Net cash used in operating activities increased from $5.4 million in 2012 to $8.8 million in 2013 primarily as a result of an increase of $5.5 million in our net loss from 2012 to 2013.  Our net losses in 2012 and 2013 were offset primarily by non-cash expenses and also by net changes in our working capital.

Net Cash Used in Investing Activities

Net cash used in investing activities increased from $0.2 million in 2013 to $1.8 million in 2014 primarily as a result of net investment in short-term deposits.  Net cash used in investing activities was $0.2 million in each of the years ended December 31, 2012 and 2013. Investing activities in these periods consisted of purchases of property and equipment and, to a lesser extent, increases and decreases in long-term deposits.

Net Cash Provided by (Used in) Financing Activities

We generated $50.1 million in cash from financing activities in the year ended December 31, 2014, which reflects $36.3 million of net proceeds from our initial public offering, and $12.8 million received in an investment in our preferred shares and warrants in our series E investment round and $1.1 million received upon exercise of our warrants.  Our financing activities in 2012 and 2013 consisted of the issuance of convertible notes and the sale of preferred shares. In 2012 and 2013, we issued convertible notes in anticipation of new issuances of preferred shares. Upon our subsequent issuance of preferred shares to holders of the convertible notes and others, the convertible notes were converted into preferred shares. As of December 31, 2013, no convertible loans remained outstanding. Net cash provided by financing activities was $5.8 million and $17.1 million for the years ended December 31, 2012 and 2013, respectively.

C.           Research and Development, Patents and Licenses

For information on our research and development policies and intellectual property, please see "Item 4. Information on the Company – Business Overview” in this annual report.

D.           Trend Information

For information on significant known trends, please see "Item 4. Information on the Company – Business Overview” in this annual report.

 E.           Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements or guarantees of third-party obligations during the periods presented.

F.           Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2014.

Contractual Obligations	Less than 1 year (in thousands)

Purchase obligations	$2,227
Operating leases	$208
Total	$2,435

Our purchase obligations consist of purchase commitments to our manufacturer.

Our operating leases consist of leases for our facilities and motor vehicles.

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of February 25, 2015:

Name	Age	Position
Larry Jasinski	57	Chief Executive Officer and Director
Dr. Amit Goffer	61	Founder, President, Chief Technical Officer and Director
Kevin Hershberger	50	Chief Financial Officer
Ami Kraft	72	General Manager, Israel Operations
Ofir Koren	44	Vice President, Research & Development
Jodi Gricci	47	Vice President, Global Marketing
Ori Schellas	39	Vice President, Operations
John Hamilton	61	Vice President, Regulatory and Clinical
Miri Pariente	37	Vice President, Quality
Jeff Dykan(3)(4)	56	Chairman of the Board
Dr. Hadar Ron(4)	55	Director
Wayne B. Weisman(1)(4)	59	Director
Aryeh (Arik) Dan(2)	56	Director
Yasushi Ichiki	47	Director
Glenn Muir(1)(2)(3)(4)(5)	56	Director
Dr. John William Poduska(1)(2)(4)(5)	77	Director
_____________________________________________________

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and governance committee.

(4)	Independent director under the rules of NASDAQ.

(5)	External director under the Israeli Companies Law.

Larry Jasinski has served as our Chief Executive Officer and as a member of our board since February 2012. From 2005 until 2012, Mr. Jasinski served as the President and Chief Executive Officer of Soteira, Inc., a company engaged in development and commercialization of products used to treat individuals with vertebral compression fractures, which was acquired by Globus Medical in 2012. From 2001 to 2005, Mr. Jasinski was President and Chief Executive Officer of Cortek, Inc., a company that developed next-generation treatments for degenerative disc disease, which was acquired by Alphatec in 2005. From 1985 until 2001, Mr. Jasinski served in multiple sales, research and development, and general management roles at Boston Scientific Corporation. Mr. Jasinski holds a B.Sc. in marketing from Providence College and an MBA from the University of Bridgeport.

Dr. Amit Goffer is the inventor of ReWalk and has served as our President and Chief Technical Officer since February 2012 and as a member of our board since 2001. Dr. Goffer founded us in 2001 and served as our Chief Executive Officer and Chief Technical Officer until 2012. Prior to founding us, Dr. Goffer founded Odin Medical Technologies Ltd. and served as its President and Chief Executive Officer. Odin was acquired by Medtronic Inc. in 2006. Dr. Goffer holds a B.Sc. in electrical and computer engineering from Technion—Israel Institute of Technology, an M.Sc. in electrical and computer engineering from Tel Aviv University and a Ph.D. in electrical and computer engineering from Drexel University.

Kevin Hershberger has served as our Chief Financial Officer since January 2015. From 2008 to 2014, Mr. Hershberger served as Vice President, Controller and Chief Accounting Officer at NxStage Medical Inc., a manufacturer of dialysis products.  Prior to NxStage Mr. Hershberger served in multiple finance and management roles with Boston Scientific and USG Corporation.  Mr. Hershberger holds a B.S. in accounting from West Virginia University.

 Ami Kraft has served as our General Manager of Israel operations since January 2015.  Prior to that, her served as our Chief Financial Officer from January 2009 to December 2014. Before joining us, Mr. Kraft served as the Chief Financial Officer of various international technology companies, including PicScout, which was bought by Getty Images while he was serving as CFO, IC4IC,  Zoran Corporation, where he was actively involved in their IPO, and Kulicke & Soffa Inc., where he served for over 20 years. Mr. Kraft holds a B.A. in public accounting from Haifa University and an MBA from Stanford University.

Ofir Koren has served as our Vice President, Research and Development since joining us in February 2013. From 2009 to 2013, Mr. Koren served as General Manager of RuggedCOM Israel, a developer of communications equipment. From 2007 to 2009, he served as the Vice President of Research and Development of Alvarion Technologies Ltd., an Israeli provider of wireless services. Mr. Koren holds a B.Sc. in electrical engineering from Tel Aviv University and an MBA from the University of Herriot Watt, Scotland.

Jodi Gricci has served as our Vice President, Global Marketing since June 2012. Prior to joining us, Ms. Gricci was the Managing Director of Soteira GmbH, a medical device company based in Berlin, Germany, from November 2008 to June 2012.

Ori Schellas has served as our Director of Operations since March 2014. Prior to joining us, he was the Vice President of Operations for HighSecLabs Ltd. from 2013 to 2014 and the Director of Operations at LabStyle Innovations from May 2013 to October 2013. From 2008 to 2013, he was a supply chain manager at Medingo Ltd. Mr. Schellas holds a B.Sc. in industrial engineering from the Technion—Israel Institute of Technology.

John Hamilton has served as our Vice President, Regulatory and Clinical since he joined us in June 2012. From 2006 to 2012, he was Director, Regulatory at Soteira, Inc. Prior to that, he held a variety of management and engineering positions at Smith & Nephew, Tensegra and Johnson & Johnson. Mr. Hamilton holds a B.Sc. in chemistry from Canisius College and a M.Sc. in mechanical engineering from Northeastern University.

Miri Pariente joined ReWalk in April 2013 as our Global Director of Quality. From 2012 to 2013, Ms. Pariente was the Manager of Quality Assurance at NLT Spine Ltd., a developer of minimally invasive spine procedures, and, from 2011 to 2012, was the Manager of Quality Assurance at ProAccess Medical Ltd. From 2002 to 2010, Ms. Pariente served in multiple roles within American Medical Systems including Production Supervisor and Lean Leader. Ms. Pariente holds a B.A. in business management from Derby University, England.

Jeff Dykan has served on our board since 2006 and has been the Chairman of our board since 2009. He was appointed by our shareholder SCP Vitalife. Mr. Dykan has been a director of the corporate general partner of the common general partner of Vitalife and its successor fund, SCP Vitalife, an Israeli venture capital fund, since 2002 and 2007, respectively. Prior to joining Vitalife, from 2001 to 2002, Mr. Dykan was the Chairman and Chief Executive Officer of BitBand Inc. Mr. Dykan is a member of the American Institute of CPAs and holds a B.Sc. in accounting and management and an MBA in computer applications, both from New York University.

Dr. Hadar Ron has served on our board since 2011. She was appointed by our shareholder Israel HealthCare Ventures. Dr. Ron has been the Managing Partner of Israel HealthCare Ventures, an Israeli venture capital fund, since March 2001. Dr. Ron currently serves as the Chairman of the Board of NiTi Surgical Solutions Ltd., novoGI Inc. and GI View Ltd. and as a Director of NanoPass Technologies Ltd., CorAssist CardioVascular Ltd., Gamida Cell Ltd., Home Skinovations Ltd., Yissum Research Development Company Ltd. and OrSense Ltd. Dr. Ron holds a M.D. and an LL.B from Tel Aviv University.

Wayne B. Weisman has served on our board since 2009. He was appointed by our shareholder SCP Vitalife. Since 2007, Mr. Weisman has been a director of the corporate general partner of the common general partner of SCP Vitalife. He has also served as a managing member of SCP Vitalife Management Company, LLC, which by contract provides certain management services to the common general partner of SCP Vitalife. Mr. Weisman is Chairman of Recro Pharma, Inc. (NASDAQ: REPH), a clinical stage specialty pharmaceutical company developing non-opioid therapeutics for the treatment of pain. He also serves on the board of a number of private companies, including DIR Technologies, EndoSpan Ltd., Ivenix, Inc., and Echo360 Inc. He is the chairman of the boards of trustees of Young Scholars School and Young Scholars Frederick Douglass and Young Scholars Kenderton. He is also a board member of the Philadelphia-Israel Chamber of Commerce and Mid-Atlantic Diamond Ventures, the venture forum of Temple University. Mr. Weisman holds a B.A. from the University of Pennsylvania and a J.D. from the University of Michigan Law School.

Aryeh (Arik) Dan has served on our board since 2013. He was appointed by our shareholder Yaskawa. He has served as the President and Chief Executive Officer of Yaskawa Europe Technology since 2005. Mr. Dan holds a B.Sc. in aeronautical engineering from the Technion—Israel Institute of Technology and an M.B.A. from Keio University, Japan.

Yasushi Ichiki has served on our board since 2014. He was appointed by our shareholder Yaskawa. Mr. Ichiki has been the Manager of the Corporate Planning Group, Corporate Planning Division, of Yaskawa Electric Corporation since May 2014. Previously, from February 2010 to April 2014, he served as the General Manager of Corporate Planning, Robotics Division of Yaskawa Europe GmbH. Mr. Ichiki holds a B.A. from Yamaguchi University, Japan.

Glenn Muir has served on our board since July 2014 as an external director under the Israeli Companies Law. Until May 2014, Mr. Muir served as Executive Vice President, Finance and Administration of Hologic, Inc. (NASDAQ: HOLX) since September 2000 and as Chief Financial Officer since 1992. Hologic is a manufacturer and supplier of premium diagnostics products, medical imaging systems and surgical products with an emphasis on serving the healthcare needs of women. Prior to that, Mr. Muir served as the Controller of Hologic from the time he joined in October 1988 through 1992, including during its initial public offering in 1990. Mr. Muir served as a director of Hologic from 2001 through 2013. Mr. Muir holds a B.B.A. with a major in accounting from the University of Massachusetts in Amherst, an M.B.A. from the Harvard Graduate School of Business Administration and an M. Sc. in taxation from Bentley College Graduate School of Business. Mr. Muir is also a certified public accountant.

Dr. John William Poduska has served on our board since September 2014 as an external director under the Israeli Companies Law. Dr. Poduska currently serves as a director of EXA Corporation (NASDAQ: EXA) where he serves as chairman of the compensation committee and a member of the nominating and governance committee. He also serves as a director on the boards of a number of privately-held companies. Dr. Poduska also served as a director of Novell, Inc. until 2011 and of Anadarko Petroleum Corporation and Safeguard Scientifics, Inc. until 2009. Dr. Poduska was the Chairman of Advanced Visual Systems Inc., a provider of visualization software, from January 1992 to December 2001. From December 1989 until December 1991, Dr. Poduska was President and Chief Executive Officer of Stardent Computer Inc., a computer manufacturer. From December 1985 until December 1989, Dr. Poduska served as Chairman and Chief Executive Officer of Stellar Computer Inc., a computer manufacturer he founded which is the predecessor of Stardent Computer Inc. Prior to founding Stellar Computer, Inc., Dr. Poduska founded Apollo Computer Inc. and Prime Computer, Inc. Dr. Poduska holds a Sc.D. from MIT and an Honorary Doctorate of Humane Letters from Lowell University.

B.           Compensation of Officers and Directors

The aggregate compensation expensed and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2014 was $6.56 million. This amount includes approximately $0.05 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during or with respect to the year ended December 31, 2014, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2014 plus compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

The representative exchange rate as published by the Bank of Israel for 2014 on average was NIS 3.58 to US$1.00, and is provided herein for convenience.

Summary Compensation Table

Name and Principal Position(1)	Salary Cost(2)	Consultancy Fees	Bonus(3)	Equity-Based Compensation(4)	Total
	(in thousands)
Larry Jasinski - CEO	367,000	-	197,000	420,000	983,000
Amit Goffer – President and CTO	233,000	-	23,000	4,209,000	4,465,000
Ami Kraft – Former CFO	210,000	-	68,000	32,000	310,000
Jodi Gricci – VP Marketing	208,000	-	27,000	28,000	293,000
Ofir Koren – VP R&D	217,000	-	25,000	39,000	281,000
_____________________________________________________

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis
(2)
Salary cost includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, education funds, pension, severance, risk insurances, payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)
Represents annual bonuses granted to the Covered Executives based on formulas set forth in their respective employment agreements and, for Larry Jasinski and Ami Kraft, a bonus paid in connection with our initial public offering.

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2014 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and ownership of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice prior to terminating the employment of our executive officers, other than in the case of a termination for cause.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

Share Option Plans

As of February 1, 2015, our directors and executive officers hold, in the aggregate, options exercisable for up to 442,152 of our ordinary shares. This figure includes options to purchase ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days. These options have a weighted average exercise price of $1.47 per share and expire between two and ten.

The following is a description of each of our option plans, including the amount of options currently outstanding and the weighted average exercise price.

2014 Equity Incentive Plan

General

On August 19, 2014, we adopted our 2014 Incentive Compensation Plan, or the 2014 Plan. The 2014 Plan provides for the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, cash-based awards, other stock-based awards and dividend equivalents to our company’s and our affiliates’ respective employees, non-employee directors and consultants. The reserved pool of shares under the 2014 Plan is the sum of (i) 153,000 shares; plus (ii) on January 1 of each calendar year during the term of the 2014 Plan a number of shares equal to the lesser of: (x) 972,000, (y) 4% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, and (z) an amount determined by our board of directors; plus (iii) the number of shares available for issuance under the our 2012 Equity Incentive Plan, the 2012 Israeli Sub Plan and the 2006 Stock Option Plan (collectively, the “Prior Plans”) as of the effective date of the 2014 Plan (in an amount not to exceed 128,106 shares). From and after the effective date of the 2014 Plan, no further grants or awards shall be made under the Prior Plans. Generally, shares that are forfeited, cancelled, terminated or expire unexercised, settled in cash in lieu of issuance of shares shall be available for issuance under new awards. Generally, any shares tendered or withheld to pay the exercise price, purchase price of an award, or any withholding taxes shall be available for issuance under new awards. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2014 Plan. As of February 1, 2015, options to purchase 388,599 ordinary shares were outstanding under the 2014 Plan.

The 2014 Plan is administered by our compensation committee which has authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the plan. Awards under the 2014 Plan may be granted until ten years after the date on which the 2014 Plan was approved by our shareholders.

The terms of options granted under the 2014 Plan, including the exercise price, vesting provisions and the duration of an option, shall be determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, an option may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee.

Stock appreciation rights (“SARs”) are awards entitling a grantee to receive a payment representing the difference between the base price per share of the right and the fair market value of a share on the date of exercise. SARs may be granted in tandem with an option or independent and unrelated to an option. The terms of SARs granted under the 2014 Plan, including the base price per share, vesting provisions and the duration of an SAR, shall be determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, a SAR may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee. At the discretion of the compensation committee, SARs will be payable in cash, ordinary shares or equivalent value or some combination thereof.

Restricted stock awards are ordinary shares that are awarded to a grantee subject to the satisfaction of the terms and conditions established by the compensation committee in the award agreement. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the grantee who holds those shares.

Restricted stock units are awards covering a number of hypothetical units with respect to shares that are granted subject to such vesting and transfer restrictions and conditions of payment as the compensation committee may determine in an award agreement. Restricted stock units are payable in cash, ordinary shares of equivalent value or a combination thereof.

The 2014 Plan provides for the grant of cash-based award and other stock-based awards (which are equity-based or equity related award not otherwise described in the 2014 Plan). The terms of such cash-based awards or other stock-based awards shall be determined by the compensation committee and set forth in an award agreement.

The Committee may grant dividend equivalents based on the dividends declared on shares that are subject to any award. Dividend equivalents may be subject to any limitations and/or restrictions determined by the compensation committee and shall be converted to cash or additional shares by such formula and at such time, and shall be paid at such times, as may be determined by the compensation committee.

In the event of any dividend (excluding any ordinary dividend) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, combination, repurchase or exchange of shares or similar event (including a change in control) that affects the ordinary shares, the compensation committee shall make any such adjustments in such manner as it may deem equitable, including any or all of the following: (i) adjusting the number of shares available for grant under the 2014 Plan, (ii) adjusting the terms of outstanding awards, (iii) providing for a substitution or assumption of awards and (iv) cancelling awards in exchange for a payment in cash. In the event of a change of control, each outstanding award shall be treated as the compensation committee determines, including, without limitation, (i) that each award be honored or assumed, or equivalent rights substituted therefor, by the new employer or (ii) that all unvested awards will terminate upon the change in control. Notwithstanding the foregoing, in the event that it is determined that neither (i) or (ii) in the preceding sentence will apply, all awards will become fully vested.

2014 Israeli Sub Plan

The 2014 Israeli Sub Plan provides for the grant by us of awards pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance, or the Ordinance, and the rules and regulations promulgated thereunder. The 2014 Israeli Sub Plan is effective with respect to awards granted as of 30 days from the date we submitted it to the Israeli Tax Authority, or the ITA. The 2014 Israeli Sub Plan provides for awards to be granted to those of our or our affiliates’ employees, directors and officers who are not Controlling Shareholders, as defined in the Ordinance, and who are considered Israeli residents, to the extent that such awards either are (i) intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance or (ii) not intended to qualify for such special tax treatment. The 2014 Israeli Sub Plan also provides for the grant of awards under Section 3(i) of the Ordinance to our Israeli non-employee service providers and Controlling Shareholders, who are not eligible for such special tax treatment.

2014 U.S. Sub Plan

The 2014 U.S. Sub Plan applies to grantees that are subject to US federal income tax. The 2014 U.S. Sub Plan provides that options granted to the U.S. grantees will either be incentive stock options pursuant to Section 422 of the Internal Revenue Code or nonstatutory stock options. Options, other than certain incentive stock options described below, must have an exercise price not less than 100% of the fair market value of an underlying share on the date of grant. Incentive stock options that are not exercised within ten years from the grant date expire, provided that incentive stock options granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant and must have an exercise price at least equal to 110% of the fair market value of an underlying share on the date of grant. The number of shares available under the 2014 Plan for grants of incentive stock options shall be the total number of shares available under the 2014 Plan subject to any limitations under the Internal Revenue Code and provided that shares delivered pursuant to “substitute awards” shall reduce the shares available for issuance of incentive stock options under the 2014 Plan. It is the intention that no award shall be deferred compensation subject to Section 409A of the Internal Revenue Code unless and to the extent that the compensation committee specifically determines otherwise. If the compensation committee determines an award will be subject to Section 409A of the Internal Revenue Code such awards shall be intended to comply in all respects with Section 409A of the Code, and the 2014 Plan and the terms and conditions of such awards shall be interpreted and administered accordingly.

2012 Equity Incentive Plan

General

On March 30, 2012, we adopted our 2012 Equity Incentive Plan, or the 2012 Plan, which was approved by our shareholders on the same date. The 2012 Plan provides for the grant of options, restricted shares, restricted share units, share appreciation rights, performance units, performance shares and other shares or cash awards to our company’s and our affiliates’ respective employees, directors and consultants. As of February 1, 2015, options to purchase 994,158 ordinary shares were outstanding under the 2012 Plan. The 2012 Plan was terminated on August 19, 2014, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted. In the event that any award shall for any reason expire or terminate without having been exercised or paid in full, the shares not acquired shall revert to the 2014 Plan and again become available for issuance. No participant may be granted during any one-year period awards covering more than 468,000 ordinary shares in the aggregate.

The 2012 Plan is administered by our board of directors, unless and until the board delegates administration to a committee, which shall determine the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2012 Plan. Awards under the 2012 Plan may be granted until ten years after the date on which the 2012 Plan was approved by our shareholders.

Options granted under the 2012 Plan are either incentive share options pursuant to Section 422 of the Internal Revenue Code or nonstatutory share options. Options generally vest as determined by the board or committee. Options, other than certain incentive share options described below, must have an exercise price not less than 100% of the fair market value of an underlying share on the date of grant. Options, other than certain incentive share options described below, that are not exercised within ten years from the grant date expire, unless otherwise determined by our board of directors or its designated committee, as applicable. Incentive share options granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant and must have an exercise price at least equal to 110% of the fair market value of an underlying share on the date of grant. Unless otherwise provided in an option agreement, in the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death, his or her legal successor, may generally exercise options that have vested prior to termination within a period of one year from the date of disability or death (or the expiration of the term of the option, if earlier). If a grantee’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options within 90 days of the date of termination (or the expiration of the term of the option, if earlier).

Share appreciation rights are awards entitling a grantee to receive a payment representing the difference between the base price per share of the right and the fair market value of a share on the date of exercise subject to any terms or conditions as the board or committee may determine in the award agreement. Share appreciation rights are payable in cash, shares of equivalent value or a combination thereof.

Restricted share awards are ordinary shares that are awarded to a grantee subject to the satisfaction of the terms and conditions established by the board or committee in the award agreement. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares.

Restricted share units are awards covering a number of hypothetical units with respect to shares that are granted subject to such vesting and transfer restrictions and conditions of payment as the board or committee may determine. Restricted share units are payable in cash, shares of equivalent value or a combination thereof.

Performance share awards are awards denominated in shares which may be earned in whole or part upon attainment of performance goals or other vesting criteria as the board or committee may determine.

Performance units are awards covering a number of hypothetical units with respect to shares that may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the board or committee may determine. Performance units are payable in cash, shares of equivalent value or a combination thereof.

Awards under the 2012 Plan may be made subject to performance goals relating to one or more business criteria and may provide for a targeted level or levels of achievement.

In the event that any change is made to the shares without consideration to the company (through merger, consolidation, reorganization, recapitalization, share dividend or similar event), the class and number of shares available for issuance, maximum award limits and any outstanding awards under the 2012 Plan will be appropriately adjusted. In the event of a change in control, either (i) the surviving entity may assume and continue outstanding awards (or substitute similar awards) in all or in part or (ii) if the surviving entity does not assume and continue awards (or substitute similar awards), unvested awards will be forfeited and vested awards shall terminate if not exercised at or prior to the change in control. Notwithstanding the foregoing, in the event of a change in control, the board, in its discretion, may accelerate the vesting of any or all awards, in whole or in part.

2012 Israeli Sub Plan

The 2012 Israeli Sub Plan provides for the grant by us of awards pursuant to Sections 102 and 3(i) of the Ordinance and the rules and regulations promulgated thereunder. The ITA approved the 2012 Israeli Sub-Plan, as required by applicable law. The 2012 Israeli Sub Plan provides for options and share awards to be granted to our or our affiliates’ employees, directors and officers who are not controlling shareholders and who are considered Israeli residents, to the extent that such options or awards either are (i) intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance or (ii) not intended to qualify for such special tax treatment. The 2012 Israeli Sub Plan also provides for the grant of options under Section 3(i) of the Ordinance to our Israeli non-employee service providers and controlling shareholders, which are not eligible for such special tax treatment.

2012 U.S. Sub Plan

The 2012 U.S. Sub Plan applies to grants to participants who are citizens or residents of the United States on the date of grant of an award. Under the 2012 U.S. Sub Plan, the board may require a participant to represent that he or she is acquiring securities for investment purposes and without a view to distribution thereof. Shares will not be issued under the U.S. Sub Plan unless the issuance complies with the requirements of any stock exchange on which the shares are then listed or quoted, any securities or tax laws and all other applicable laws. All shares delivered under the U.S Sub Plan will be subject to such transfer orders and other restrictions as our board of directors may deem advisable under the rules, regulations, and other requirements of any stock exchange upon which the shares are then listed and any applicable laws. Our obligations under the U.S. Sub Plan will be conditioned on the payment by the participant of all applicable withholding taxes.

The U.S. Plan contains provisions relating solely to participants located in California, which generally provide that in the event of termination of employment or services for reasons of disability or death, the participant, or in the case of death, his or her legal successor, may generally exercise options that have vested prior to termination within a period of six months from the date of disability or death (or the expiration of the term of the option, if earlier). If a participant’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options within 30 days of the date of termination (or the expiration of the term of the option, if earlier).

2006 Stock Option Plan

In November of 2006, we adopted our 2006 Stock Option Plan, which we refer to as the 2006 Plan. The 2006 Plan provides for the grant of (i) options without a trustee pursuant to Section 102 of the Israeli Income Tax Ordinance, or the Ordinance, (ii) options allocated to a trustee under the capital gains track pursuant and subject to the provisions of Section 102 of the Ordinance, (iii) options allocated to a trustee under the ordinary income track pursuant and subject to the provisions of Section 102 of the Ordinance, and (iv) options granted pursuant to Section 3(i) of the Ordinance. Stock options under the 2006 Plan are generally granted to our employees who are considered Israeli residents, members of our board or consultants, provided that (x) options granted pursuant to Section 102 of the Ordinance may be granted only to persons considered to be Israeli residents who are our employees or office holders, as such terms are defined in Section 102 of the Ordinance, but excluding any person who is deemed to be a controlling party within the meaning of the Ordinance, and (y) options granted pursuant to Section 3(i) of the Ordinance may be granted only to persons considered to be Israeli residents, who are not our employees or who are deemed to be controlling parties within the meaning of the Ordinance. In addition, the 2006 Plan contemplates issuances to our employees in jurisdictions other than Israel, with respect to which the administrator is empowered to make the requisite adjustments in the 2006 Plan to reflect the laws of such jurisdictions. As of February 1, 2015, options to purchase 121,482 ordinary shares were outstanding under the 2006 Plan. The 2006 Plan was terminated on August 19, 2014, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted. In the event that any option shall for any reason expire or terminate without having been exercised, the shares not acquired shall revert to the 2014 Plan and again become available for issuance.

The 2006 Plan is administered by our board of directors, unless the board delegates administration to a committee, which determines the grantees of options and the types of options to be granted, approves the terms and conditions of options, exercises such powers and performs such acts necessary or expedient to promote the best interests of the company with respect to the 2006 Plan. Our board of directors may, at any time, amend, alter, suspend or terminate the 2006 Plan, but may not thereby impair the rights of any grantee without his or her consent.

The terms of options granted under the 2006 Plan are determined by the administrator and set forth in an option agreement. Such terms include the type of option, the term of the option, the exercise price and the vesting schedule. Unless otherwise stated in an option agreement, each option expires two years after our initial public offering.

The 2006 Plan provides for treatment of options upon various terminations of employment or other service to the company, including the period for which the vested period of option can be exercised following termination and, in some cases (such as termination due to disability, death or retirement), the exercisability of the portion of the option that would have become vested on the next vesting date.

The number of shares covered by or underlying each outstanding option and the number of shares which have been authorized for issuance under the 2006 Plan shall be appropriately adjusted in the case of any increase or decrease in the number of issued shares resulting from a share split, reverse share split, recapitalization, combination or reclassification of the shares, rights issues or any other increase or decrease in the number of issued shares in each case effected without receipt of consideration by the company. In the event of a merger or acquisition, each outstanding option shall be assumed or an equivalent award substituted by the successor company or a parent or subsidiary of the successor company. In the event that the successor company refuses to assume or substitute outstanding options, such options shall be deemed fully exercisable upon the closing of the transaction. In the event of a voluntary liquidation which is not considered a merger or acquisition under the 2006 Plan, each grantee shall be notified and have the right to exercise the vested options within five days.

C.           Board Practices

Corporate Governance Practices

As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. See “Item 16G.  Corporate Governance Requirements” for a discussion of those ways in which our corporate governance practices differ from those required by NASDAQ for domestic companies.

Board of Directors

Under the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

We comply with the NASDAQ rules that require a majority of our directors be independent. Our board of directors has determined that all of our directors, other than our Chief Executive Officer and Chief Technical Officer, are independent under such rules. As described below, under the Israeli Companies Law we are required to have at least two “external directors.” The definition of independent director under the NASDAQ rules and external director under the Israeli Companies Law overlap to some extent, so that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under the NASDAQ rules. The definition of external director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there be no factor which would impair the ability of the external director to exercise independent judgment. The definition of independent director specifies similar, although less stringent, requirements in addition to the requirement that the board consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, both external directors and independent directors serve for a period of three years; external directors pursuant to the requirements of the Israeli Companies Law and independent directors pursuant to the staggered board provisions of our articles of association. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Israeli Companies Law for a director to serve as an external director.

Under our articles of association, our board of directors must consist of at least five and not more than thirteen directors, including at least two external directors required to be appointed under the Israeli Companies Law. Our board of directors currently consists of nine directors, including our two external directors. The appointment of the external directors was ratified at the extraordinary general meeting of our shareholders held on December 15, 2014. Other than external directors, for whom special election requirements apply under the Israeli Companies Law, as detailed below, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2015 and after, each year the term of office of only one class of directors will expire. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our articles of association.

Our directors are divided among the three classes as follows:

•	the Class I directors are Jeff Dykan, Dr. Amit Goffer and Yasushi Ichiki, and their terms will expire at the annual general meeting of shareholders to be held in 2015;

•	the Class II director is Larry Jasinski, and his term will expire at our annual meeting of shareholders to be held in 2016; and

•	the Class III directors are Dr. Hadar Ron, Wayne B. Weisman and Arik Dan, and their terms will expire at our annual meeting of shareholders to be held in 2017.

In addition, our articles of association allow our board of directors to appoint directors, create new directorships or fill vacancies on our board of directors for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. External directors are elected for an initial term of three years and may be reelected under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Israeli Companies Law. See “—External Directors” below.

Under the Israeli Companies Law and our articles of association, nominations for directors may be made by any shareholder holding at least one percent of our outstanding voting power. However, a shareholder may make such a nomination only if a written notice of a shareholder’s intention to make such nomination has been given to our Secretary (or, if we have no Secretary, our Chief Executive Officer). Any such notice must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Israeli Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Israeli Companies Law and under our articles of association has been provided.

Under the Israeli Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “—External Directors.” In determining the number of directors required to have such expertise, a board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

External Directors

Under the Israeli Companies Law, we are required to have at least two external directors. External directors must meet stringent standards of independence from us, from our management and from any controlling shareholder (defined for this purpose as any shareholder who holds 50% or more of our outstanding shares, or who has the right to appoint the majority of our directors or our general manager). In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. These independence standards are applicable beginning two years before the external director’s election and continuing for two years after the external director’s term of service. In addition to election by the normal majority vote, external directors must generally be elected by a majority vote of the shares held by shareholders other than controlling shareholders. Glenn Muir and Dr. John William Poduska serve as our external directors.

According to regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director only if he or she has professional qualifications—defined as an academic degree in certain fields or at least five years of experience in certain senior positions—or if he or she has accounting and financial expertise. At least one of our external directors must have accounting and financial expertise, unless another independent director, who meets the standards of the NASDAQ listing requirements for membership on the audit committee, has accounting and financial expertise. Our board of directors has determined that Glenn Muir has accounting and financial expertise and possesses professional qualifications as required under the Israeli Companies Law.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for additional three-year terms, provided that the external director continues to meet the independence standards and is reelected by the same majority applicable to the initial election. However, after nine years of service, an external director may be reelected only if both our audit committee and board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company.

External directors may be removed from office only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. Removal can be by a special meeting of shareholders that approves such dismissal by the same shareholder vote percentage required for the election of external directors, or by a court.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as the chair of each of these committees. Compensation of an external director is determined prior to his or her appointment in accordance with regulatory guidelines, and may not be changed during his or her term subject to certain exceptions.

If at the time of election of an external director all of the members of the board of directors (excluding controlling shareholders or relatives of controlling shareholders) are of the same gender, the external director to be elected must be of the other gender.

Audit Committee

Our audit committee consists of Wayne B. Weisman, along with our two external directors, Glenn Muir and Dr. John William Poduska. Glenn Muir serves as the chair of the audit committee.

Israeli Companies Law Requirements

Under the Israeli Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Israeli Companies Law, a majority of the members of the audit committee of a publicly-traded company must be unaffiliated directors. In general, an “unaffiliated director” under the Israeli Companies Law is defined as either (i) an external director, or (ii) an individual who has not served as a director of the company for a period exceeding nine consecutive years and who meets the qualifications for being appointed as an external director, except that he or she need not meet the requirement for accounting and financial expertise or professional qualifications.

Listing Requirements

Under the NASDAQ corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission and the NASDAQ corporate governance rules. Our board of directors has determined that Glenn Muir is an audit committee financial expert as defined by the Securities and Exchange Commission rules and has the requisite financial experience as defined by the NASDAQ corporate governance rules.

Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act of 1934, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and the NASDAQ listing requirements, as well as the requirements for such committee under the Israeli Companies Law, including the following:

•
oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

•	recommending the engagement or termination of the person filling the office of our internal auditor; and

•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Israeli Companies Law, our audit committee is responsible for:

•	determining whether there are deficiencies in the business management practices of our company and making recommendations to the board of directors to improve such practices;

•
determining whether to approve certain related party transactions, and classifying transactions in which a controlling shareholder has a personal interest as significant or insignificant (which affects the required approvals) (see “—Approval of Related Party Transactions under Israeli Law”);

•
examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, and in certain cases approving the annual work plan of our internal auditor;

•
examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

•	establishing procedures for the handling of employees’ complaints as to the deficiencies in the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “—Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, including at least one external director.

Compensation Committee

Our compensation committee consists of Dr. John William Poduska, Glenn Muir and Aryeh (Arik) Dan. Dr. John William Poduska serves as the chair of the compensation committee.

 Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, one of whom must be the chair of the compensation committee. The external directors must constitute a majority of the members of the compensation committee; however, so long as our securities are traded on the Nasdaq Global Market, we do not have a controlling shareholder, the compensation committee meets other Israeli Companies Law composition requirements and our composition committees meets the requirements of U.S. law and the NASDAQ, we will generally not have to meet this majority requirement. The compensation committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of directors and of specified members of senior management, to which we refer as a compensation policy. That compensation policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must then be approved by the company’s shareholders, which approval requires a Special Approval for Compensation (as defined below under “—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers”). Our board of directors adopted a compensation policy, which our shareholders subsequently approved at the extraordinary general meeting of our shareholders held on December 15, 2014.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including compensation, benefits, exculpation, insurance and indemnification. The compensation policy must take into account certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must include certain principles, such as: a link between variable compensation and long-term performance and measurable criteria; the relationship between variable and fixed compensation; and the minimum holding or vesting period for variable, equity-based compensation. We believe that our compensation policy satisfies these requirements.

The compensation committee is responsible for (a) recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of our directors and senior management, including:

•	reviewing and making recommendations regarding our compensation policy at least every three years);

•	recommending to the board of directors periodic updates to the compensation policy;

•	recommending to the board of directors periodic updates to the compensation policy;

•	assessing implementation of the compensation policy;

•	approving compensation terms of executive officers, directors and employees affiliated with controlling shareholders; and

•	exempting certain compensation arrangements from the requirement to obtain shareholder approval under the Israeli Companies Law.

Listing Requirements

Under the NASDAQ corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is required to be independent under the NASDAQ rules relating to compensation committee members, which are different from the general test for independence of board and committee members. Each of the members of our compensation committee satisfies those requirements.

 Compensation Committee Role

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include:

•	the responsibilities set forth in the compensation policy;

•	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nominating and Governance Committee

Our nominating and governance committee consists of Jeff Dykan and Glenn Muir. Jeff Dykan serves as the chair of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter that sets forth the responsibilities of the nominating and governance committee, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board; and

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company.

Compensation of Directors

Under the Israeli Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Israeli Companies Law, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

The directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the company, all of which is to be determined by the board of directors.

External directors are entitled to remuneration subject to guidelines set forth in the regulations promulgated under the Israeli Companies Law.

For additional information, see “Item 6B — Compensation of Officers and Directors.”

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee, who must be independent of the company’s principal shareholders, directors and senior management, and independent auditor.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. We are currently in discussions with different third parties to potentially serve as our internal auditor, and expect to appoint an internal auditor imminently.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Management—Executive Officers and Directors” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her duties or personal affairs;

•	refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have, and all related material information or documents, concerning any existing or proposed transaction with the company. A personal interest includes the individual’s own interest and, in some cases, a personal interest of such person’s relative or an entity in which such individual, or his or her relative, is a 5% or greater shareholder, director or general manager, or in which he or she has the right to appoint at least one director or the general manager, but does not include a personal interest stemming only from ownership of our shares.

If an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction. Once an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. A company may not, however, approve a transaction or action unless it is in the best interests of the company, or if the office holder is not acting in good faith.

Special approval is required for an extraordinary transaction, which under the Israeli Companies Law is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s compensation policy or if the office holder is the Chief Executive Officer (apart from a number of specific exceptions), then such arrangement is subject to shareholder approval by a simple majority, which must also include at least a majority of the shares voted by all shareholders who are neither controlling shareholders nor have a personal interest in such compensation arrangement (alternatively, in addition to a simple majority, the total number of shares voted against the compensation arrangement by non-controlling shareholders and shareholders who do not have a personal interest in the arrangement may not exceed 2% of our outstanding shares). We refer to this as the Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of our compensation committee, board of directors and shareholders by a simple majority, in that order, and under certain circumstances, a Special Approval for Compensation.

Generally, a person who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the board of directors or the audit committee (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the board of directors or the audit committee (as applicable) have a personal interest in the approval of a transaction, then all directors may participate in discussions of the board of directors or the audit committee (as applicable) on such transaction and in the voting, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to the Israeli Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In this context, a controlling shareholder includes a shareholder who holds 25% or more of our outstanding shares if no other shareholder holds more than 50% of our outstanding shares. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee, the board of directors and the shareholders of the company, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) our engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to us, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (d) our employment of a controlling shareholder or his or her relative, other than as an office holder. In addition to shareholder approval by a simple majority, the transaction must be approved by a simple majority, which must also include at least a majority of the shares voted by all shareholders who do not have a personal interest in the transaction (alternatively, in addition to a simple majority, the total number of shares voted against the transaction by shareholders who do not have a personal interest in it may not exceed 2% of our outstanding shares), which we refer to as a Special Majority.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable under the circumstances.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders, in that order, by a Special Majority, and the terms must be consistent with our compensation policy.

Pursuant to regulations promulgated under the Israeli Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of our shareholders may be exempt from shareholder approval upon certain determinations of our audit committee and board of directors. Under these regulations, we must publish these determinations, and a shareholder holding at least 1% of our outstanding shares may, within 14 days of after publication, demand shareholder approval despite such determinations.

 Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	the approval of related party transactions and acts of office holders that require shareholder approval.

In addition, a shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Israeli Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Indemnification, Insurance and Exculpation of Directors and Officers

Under the Israeli Companies Law, we may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event:

•
financial liability in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on our activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by our board of directors as reasonable under the circumstances, and such undertaking must detail these foreseen events and amount or criteria;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her us, on our behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, we may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to us, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm us;

•	a breach of duty of care to us or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, we may not indemnify, exculpate or insure an office holder against any of the following:

•
a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to us to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us (but we may not exculpate an office holder from liability for a breach of the duty of loyalty);

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a civil or criminal fine or forfeit levied against the office holder.

We may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to us as a result of a breach of duty of care. We may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, exculpation, indemnification and insurance of our office holders must be approved by our compensation committee and board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “—Approval of Related Party Transactions under Israeli Law.”

We have entered into indemnification agreements with our office holders to exculpate, indemnify and insure them to the fullest extent permitted or to be permitted by our articles of association, the Israeli Companies Law and the Israeli Securities Law, 5728-1968.

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law.

D.           Employees

As of December 31, 2014, we had 66 employees, of whom 20 are located in the United States, 33 are located in Israel and 13 are located in Germany. As of December 31, 2013, we had 45 employees, of whom 10 were located in the United States, 27 were located in Israel and eight were located in Germany, and as of December 31, 2012, we had 28 employees, of whom eight were located in the United States and 20 were located in Israel. The majority of our employees are, and have been, engaged in sales and marketing and research and development activities. We do not employ a significant number of temporary or part time employees.

We are subject to Israeli labor laws and regulations with respect to our employees located in Israel. These laws and regulations principally concern matters such as pensions, paid annual vacation, paid sick days, length of the workday and work week, minimum wages, overtime pay, insurance for work-related accidents, severance pay and other conditions of employment. Our employees are not represented by a labor union. We consider our relationship with our employees to be good. To date, we have not experienced any work stoppages.

The employees of our U.S. and German subsidiaries are subject to local labor laws and regulations.

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation—Share option plans” and “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.”

ITEM 7: Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 1, 2015 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of February 1, 2015, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned prior to the offering is based on 11,978,554 ordinary shares outstanding as of February 1, 2015, excluding ordinary shares issuable in connection with the exercise of outstanding warrants or outstanding options. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See "Item 10.B. Articles of Association —Voting Rights.” Unless otherwise noted below, each shareholder’s address is ReWalk Robotics Ltd., Kochav Yokneam Building, Floor 6, P.O. Box 161, Yokneam Ilit 20692, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included below under “Related Party Transactions.”

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Principal and Selling Shareholders:
Entities affiliated with SCP Vitalife Partners(1)	1,953,984	16.3%
Yaskawa Electric Corporation(2)	1,561,968	13.0%
Israel Healthcare Ventures 2 L.P.(3)	1,445,886	11.9%
Entities affiliated with Pontifax(4)	921,260	7.7%
Entities affiliated with OurCrowd Investment in Argo L.P.(5)	617,664	5.1%
Directors and Executive Officers:
Larry Jasinski(6)	247,953	2.0%
Dr. Amit Goffer(7)	585,190	4.9%
Kevin Hershberger	—	—
Ami Kraft	*	*
Ofir Koren	*	*
Jodi Gricci	*	*
Ori Schellas	—	—
John Hamilton	*	*
Miri Pariente	*	*
Jeff Dykan(1)	1,953,984	16.3%
Dr. Hadar Ron	—	—
Wayne B. Weisman(1)	1,953,984	16.3%
Aryeh (Arik) Dan	—	—
Yasushi Ichiki	—	—
Glenn Muir	*	*
Dr. John William Poduska	*	*
Directors and executive officers as a group(8)	2,906,130	23.3%
_____________________________________________________

*	Less than 1%

(1)
Based on the Schedule 13G filed with the SEC on February 17, 2015, consists of 1,326,518 ordinary shares and warrants to purchase 22,374 ordinary shares held by SCP Vitalife Partners II L.P. (“SCP Vitalife Partners II”) and 443,056 ordinary shares and warrants to purchase 7,488 ordinary shares held by SCP Vitalife Partners (Israel) II L.P. (“SCP Vitalife Partners Israel II”). SCP Vitalife Associates, as the general partner of the foregoing entities, may be deemed to beneficially own 1,799,436 ordinary shares, which consist of the ordinary shares and warrants to purchase ordinary shares held by the foregoing entities. SCP Vitalife GP is the general partner of SCP Vitalife Associates and, as such, shares voting and dispositive power over, and may be deemed to beneficially own, the ordinary shares held by the foregoing entities.  Each of Winston J. Churchill, Jeffrey Dykan, Abraham Ludomirski, and Wayne B. Weisman share voting and dispositive power over, and may be deemed to beneficially own,1,953,984 ordinary shares, which consist of the 1,799,436 ordinary shares held by the foregoing entities, due to each of the foregoing individuals serving as a director of SCP Vitalife GP, as well as (i) 69,228 ordinary shares held by Vitalife Partners (Overseas) L.P. (“Vitalife Partners Overseas”), (ii) 22,896 ordinary shares held by Vitalife Partners (Israel) L.P. (“Vitalife Partners Israel”), (iii) 23,148 ordinary shares held by Vitalife Partners (D.C.M) L.P. (“Vitalife Partners DCM”, and together with Vitalife Partners Overseas and Vitalife Partners Israel, the “Vitalife I Entities”) and (iv) 39,276 ordinary shares currently held by the Office of the Chief Scientist of the State of Israel, or the OCS, that the Vitalife I Entities have the right to acquire from the OCS, due to each of the foregoing individuals serving as a director of Vitalife Life Sciences Ltd., the general partner of Vitalife Partners Management L.P., which is the general partner of each of the Vitalife I Entities. The principal business address of each of SCP Vitalife Partners, SCP Vitalife Associates, SCP Vitalife GP, and Messrs. Churchill and Weisman is c/o SCP Vitalife Partners, 1200 Liberty Ridge Drive, Suite 300, Wayne, Pennsylvania 19087. The principal business address of SCP Vitalife Partners Israel, Mr. Dykan and Dr. Ludomirski is c/o SCP Vitalife Partners Israel, 32B Habarzel St., Ramat Hachayal, Tel Aviv 69710 Israel.

(2)
Based on the Schedule 13G filed with the SEC on February 24, 2015. Yaskawa Electric Corporation is a widely-held Japanese corporation the securities of which are listed on the Tokyo Stock Exchange. Its address is 2-1 Kurosakishiroishi, Yahatanishi-ku, Kitakyushu 806-0004, Japan.

(3)
Based on Schedule 13G filed with the SEC on February 19, 2015, consists of 1,322,154 ordinary shares and warrants to purchase 123,732 ordinary shares held by Israel Healthcare Ventures 2 L.P. (“IHCV”) over which the reporting person shares voting and dispositive power. IHCV2 General Partner Limited, a company incorporated under the laws of the Island of Guernsey, is the sole general partner of IHCV, and has voting control and investment power over the shares held by IHCV, but disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. IHCV2 General Partner Limited has authorized Mr. Gordon Snelling and/or Mrs. P.M. Whitford to exercise its voting and dispositive rights. The shareholder’s address is Level Four North, Town Mills Trinity Square, St. Peter Port, GY1 3HN, Island of Guernsey.

(4)
Based on Schedule 13G filed with the SEC on February 12, 2015, consists of 450,687 ordinary shares held by Pontifax (Cayman) II, L.P., 338,910 ordinary shares held by Pontifax (Israel) II, L.P., and 131,663 ordinary shares held by Pontifax (Israel) II—Individual Investors, L.P., in each case, over which the respective reporting entities hold shared voting and dispositive power. Pontifax Management II L.P. (“Pontifax Management”) is the general partner of the foregoing entities, and Pontifax Management 2 G.P. (2007) Ltd. (“Pontifax Management GP”) is the general partner of Pontifax Management. Mr. Tomer Kariv and Mr. Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the shares held by these entities. The principal business address of the foregoing entities and individuals is 14 Shenkar Street, Herzeliya 46140, Israel.

(5)
Consists of 269,328 ordinary shares and warrants to purchase 35,046 ordinary shares held by OurCrowd Investment in Argo L.P., 37,782 ordinary shares and warrants to purchase 5,400 ordinary shares held by OurCrowd Investment in Argo – II L.P., 57,924 ordinary shares and warrants to purchase 28,962 ordinary shares held by OurCrowd Investment in Argo – III L.P., 57,924 ordinary shares and warrants to purchase 28,962 ordinary shares held by OurCrowd Investment in Argo – IV L.P., 58,698 ordinary shares and warrants to purchase 29,358 ordinary shares held by OurCrowd Investment in Argo – V L.P. and 5,526 ordinary shares and warrants to purchase 2,754 ordinary shares held by OurCrowd International Investment II L.P. The general partner of each of these entities is OurCrowd International Limited. Jonathan Medved and Steven Blumgart are the directors of OurCrowd International Limited, and as such, share voting and dispositive power over the securities held by each of these entities. The principal business address of these entities is 14 Rabbi Akiva Street, Jerusalem, Israel.

(6)	Consists of options to purchase ordinary shares.
(7)	Consists of 506,142 ordinary shares and options to purchase 79,048 ordinary shares.
(8)	Consists of 2,434,116 ordinary shares, warrants to purchase 29,862 ordinary shares and options to purchase 442,152 ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of February 20, 2015 there were 38 record holders of ordinary shares, of which 6 consisted of United States record holders holding approximately 30.4% of our outstanding ordinary shares. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

B.           Related Party Transactions

Series C Preferred Share Purchase Agreement

On July 26, 2011, we entered into a Share Purchase Agreement with Israel Healthcare Ventures 2 L.P. Incorporated (“IHCV”), entities affiliated with Pontifax (Cayman) II L.P. (the “Pontifax Entities”), entities affiliated with SCP Vitalife Partners II, L.P. (the “SCP Vitalife Entities”) and the other parties named therein (the “Series C SPA”). At the time we entered into the Series C SPA, the SCP Vitalife Entities held our preferred shares, warrants to purchase our preferred shares and convertible loans previously made to us. Pursuant to the Series C SPA:

•
We issued an aggregate of 51,976 of our Preferred C-1 shares and warrants to purchase an aggregate of 15,593 of our Preferred C-1 Shares to IHCV and the Pontifax Entities for an aggregate purchase price in cash of $5.5 million.

•
We issued 11,341 of our Preferred C-1 Shares and warrants to purchase 3,402 of our Preferred C-1 Shares to the SCP Vitalife Entities for a purchase price in cash of $1.2 million. We also issued 6,182 of our Preferred C-2 Shares and warrants to purchase 1,483 of our Preferred C-1 Shares to the SCP Vitalife Entities in connection with the conversion of $0.5 million of principal and interest outstanding under convertible loans previously made to us.

•	We issued additional Preferred C-1 Shares and Preferred C-2 Shares and warrants to purchase Preferred C-1 Shares to other parties on the same terms as noted above.

The Preferred C-1 Shares were issued at a price per share of $105.815 and the Preferred C-2 shares were issued at a price per share of $84.652. The convertible loans were made in 2010 and bore interest at an annual rate of 7%. The warrants expired upon the consummation of our initial public offering. All of our Preferred C Shares automatically converted into ordinary shares immediately prior to the closing of our initial public offering.

Series D Preferred Share Purchase Agreement

On September 24, 2013, we entered into a Share Purchase Agreement with Yaskawa Electric Corporation, or Yaskawa, IHCV, the Pontifax Entities, the SCP Vitalife Entities and the other parties named therein (the “Series D SPA”). At the time we entered into the Series D SPA, IHCV, the Pontifax Entities, the SCP Vitalife Entities owned, and held warrants to purchase, our preferred shares and held convertible loans previously made to us. Pursuant to the Series D SPA:

•
We issued 82,645 of our Preferred D-1 Shares to Yaskawa for a purchase price in cash of $10.0 million (price per Preferred D-1 Share of $121.00). In connection with this issuance, we entered into other agreements with Yaskawa. See “—Agreements with Yaskawa.”

•
We issued an aggregate of 67,591 of our Preferred D-2 shares to IHCV, the Pontifax Entities and the SCP Vitalife Entities in connection with the conversion of an aggregate of $6.5 million of principal and interest outstanding under convertible loans previously made to us (price per Preferred D-2 Share of $96.80).

•	We issued additional Preferred D-2 shares to other parties at the same price per share noted above and issued Preferred D-3 Shares and Preferred D-4 shares to other parties.

The convertible loans were made from December 2012 through June 2013 and bore interest at an annual rate of 7%. All of our Preferred D Shares automatically converted into ordinary shares immediately prior to the closing of this offering.

The Series D SPA provides that Yaskawa shall be issued 1,377 additional Preferred D-1 Shares for no consideration on April 1, May 1, June 1 and July 1, 2014, and shall be issued an additional 1,378 Preferred D-1 Shares for no consideration on August 1 and September 1, 2014, if the following two events have not occurred as of such date: (i) receipt of FDA clearance to market ReWalk Personal in the United States and (ii) reimbursement by any German insurance provider of the full cost of at least one ReWalk Personal. Pursuant to this arrangement, we issued 1,377 Preferred D Shares to Yaskawa on each of April 1, May 1 and June 1, 2014. As of June 30, 2014, Yaskawa agreed that both of these events had been satisfied.

Kreos Line of Credit

On June 19, 2014, we entered into a loan agreement with Kreos Capital IV (Expert Fund) Limited, or Kreos, pursuant to which Kreos agreed to extend a line of credit to us of $5.0 million. In connection with this extension of credit, we granted Kreos warrants to purchase 5,372 ordinary shares (representing 96,696 ordinary shares after the share split that occurred prior to our initial public offering). As of February 1, 2015, Kreos beneficially owned 0.7% of our ordinary shares. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Kreos Line of Credit.”

Series E Preferred Securities Purchase Agreement

On June 26, 2014, we entered into a Securities Purchase Agreement with Gabriel Capital Fund (US), L.P. and affiliated entities (together, “Gabriel”), and the other parties named therein (the “Series E SPA”). The price per share of our Preferred E Shares reflected in the Series E SPA had been set forth in a non-binding term sheet dated June 9, 2014, prior to our receipt of FDA clearance to market ReWalk Personal in the United States. The transaction closed in July 2014. At the time we entered into the Series E SPA, certain parties thereto, including entities affiliated with SCP Vitalife Partners, Israel Healthcare Ventures 2 L.P., entities affiliated with Pontifax and Previz Ventures L.P., owned, and held warrants to purchase, our preferred shares.

Pursuant to the Series E SPA, we issued an aggregate of 75,695 of our Preferred E Shares and warrants to purchase an aggregate of 37,850 Preferred E Shares to Gabriel and the other investors named in the Series E SPA for an aggregate purchase price in cash of $13.0 million. The Preferred E Shares were issued at a price of $171.74 per share. The warrants have an exercise price of $206.09 per share and are exercisable until four years from date of grant, subject to certain adjustments.

Additionally, our pre-IPO articles of association provided for antidilution protections to certain pre-IPO holders of our preferred shares based on the initial public offering price. As a result, for no additional consideration, we issued an additional 203,580 ordinary shares to such certain shareholders.

Amended and Restated Shareholders’ Rights Agreement

In connection with our series E financing round, we entered into an Amended and Restated Shareholders’ Rights Agreement with certain of our shareholders (collectively, the “Significant Shareholders”) which provides each of those shareholders with the registration rights described below. For a description of the shareholdings of these shareholders, see “Item 7. Major Shareholders and Related Party Transactions.”

Form F-1 Demand Rights. Subject to any lock-up agreements entered into by holders of registration rights, upon the written request of the requisite holders, we will be required to file a registration statement on Form F-1 with respect to the Registrable Securities (as defined below) requested to be included in the registration statement. Following a request to effect such a registration, we will be required to give notice of the request to the other Significant Shareholders and offer them an opportunity to include their Registrable Securities in the registration statement. We will not be required to effect more than four registrations (including this offering) on Form F-1. Of the four potential demand registrations: (i) one may be initiated by the holders of at least 65% (including Yaskawa) of the issued and outstanding ordinary shares that were preferred shares prior to our IPO, (ii) one may be initiated by the holders of at least 65% (including IHCV) of the issued and outstanding ordinary shares that were preferred shares prior to our IPO, (iii) one may be initiated by the holders of at least 65% (including the SCP Vitalife Entities) of the issued and outstanding ordinary shares that were preferred shares prior to our IPO and (iv) one may be initiated by the holders of at least 50% of the issued and outstanding ordinary shares that were preferred E shares prior to our IPO. “Registrable Securities” means (i) our ordinary shares that were issued upon conversion of our preferred shares, (ii) our ordinary shares held by our founder, (iii) shares issued in respect of shares referred to in (i) and (ii) above and (iv) any shares issued pursuant to a share split, combination thereof or other similar recapitalization with respect to any of the shares described in clauses (i), (ii) or (iii) above.

Form F-3 Demand Rights. After we become eligible under applicable securities laws to file a registration statement on Form F-3, which will not be until at least 12 months after the closing of our initial public offering, upon the request of any holder of our ordinary shares that were preferred shares prior to our IPO, we will be required to file a registration statement on Form F-3 in respect of such Registrable Securities. Following a request to effect such a registration, we will be required to give notice of the request to the other Significant Shareholders and offer them an opportunity to include their Registrable Securities in the registration statement. We will not be required to effect an offering pursuant to a registration statement on Form F-3 more than twice in any 12-month period and are only required to do so if the aggregate proceeds from any such offering are estimated in good faith to be in excess of $1.0 million.

Piggyback Registration Rights. Holders of Registrable Securities have the right to request that we include their Registrable Securities in any registration statement filed by us in the future for the purposes of a public offering by us or any other person other than holders of Registrable Securities, subject to specified exceptions. The selling shareholders are including shares in this offering pursuant to the exercise of their piggyback registration rights.

Cutback. In the event that the managing underwriter of shares to be distributed pursuant to a demand registration or in connection with a piggyback registration advises holders of Registrable Securities that marketing factors require a limitation on the number of shares that can be included in the offering, Registrable Securities will be included in the registration statement in an agreed order of preference among the holders of registration rights.

Termination. All registration rights described above will terminate on the fifth anniversary of the closing of our initial public offering. In addition, with respect to any holder of Registrable securities that holds less than 5% of our outstanding shares, registration rights will terminate when the shares held by such shareholder can be sold within a 90 day period pursuant to Rule 144 under the Securities Act.

Expenses. We will pay all expenses in carrying out the foregoing registrations other than selling shareholders’ underwriting discounts and commissions and transfer taxes.

Arrangements with Founder

Pursuant to our articles of association in effect prior to our initial public offering and our Fourth Amended and Restated Shareholders Agreement, immediately prior to the closing of our initial public offering, our founder, Dr. Amit Goffer received, for no consideration, ordinary shares in an amount such that the value of his interests equals 6% of our valuation. We issued 344,520 ordinary shares to Dr. Goffer pursuant to this right immediately prior to the closing of this offering. See “Principal and Selling Shareholders.”

Although Dr. Goffer devotes the substantial majority of his time to us, we have also entered into an agreement with him related to his independent business venture, Rehamed Technologies Ltd. This agreement provides that, among other things, Dr. Goffer’s obligations, duties and responsibilities to us shall not be adversely affected by such venture, and we shall have the royalty-free right to use at our sole discretion, at any time and on an exclusive basis, any intellectual property which is not our property and which is developed by Dr. Goffer, alone or jointly with others, during the period in which Dr. Goffer is our employee, consultant or board member and three years thereafter, in the field of exoskeleton only, and all derivatives thereof created by or for us shall be exclusively owned by us.

Agreements with Yaskawa

On September 24, 2013, we entered into a Strategic Alliance Agreement with Yaskawa Electric Corporation. Pursuant to the Strategic Alliance Agreement, we and Yaskawa will collaborate in the following areas, among others:

•	marketing, distribution and commercialization of our products by Yaskawa, subject to a separate distribution agreement;
•	marketing and distribution of future Yaskawa healthcare equipment products by us in the scope of our sales network; and
•	improvement and quality control of our products by applying Yaskawa’s know-how and expertise in motion control and robotics.

The Strategic Alliance Agreement also provides for the creation of a joint steering committee to meet quarterly to review, among other things, sales targets for our products by Yaskawa, opportunities for us to sell Yaskawa products, possibilities for quality improvements to our products by applying Yaskawa’s expertise and future research and development for our products. In the future, subject to any necessary regulatory clearance, we are entitled to market and sell certain of Yaskawa’s products currently under development, which consist of complementary products to the ReWalk, in the United States and Europe. While the terms of any such arrangement, including with respect to any compensation we may receive, have not yet been agreed, we expect that any such compensation would take the form of a percentage discount off of each product’s list price or another customary arrangement. The term of the agreement is ten years, but it may be terminated by either party after seven years or upon 60 days’ notice in the event of an uncured default under the agreement.

We and Yaskawa also entered into an Exclusive Distribution Agreement which provides that Yaskawa will be our exclusive distributor in Japan, China (including Hong Kong and Macau), Taiwan, South Korea, Singapore and Thailand. In addition, if we desire to sell any exoskeleton products into any regional market in the Asian and Pacific regions (other than Australia, New Zealand or India), Yaskawa will have a right of first refusal to serve as distributor in those markets, subject to an agreement on minimum purchase requirements. In addition, if we offer better pricing to any other distributor than what we offer Yaskawa, Yaskawa will be entitled to that pricing. The initial term of the Exclusive Distribution Agreement is ten years. Either party may terminate the agreement upon 90 days’ written notice after seven years or upon an event of default under the agreement or a bankruptcy event of the other party. Through February 1, 2015, Yaskawa had paid us an aggregate of $0.5 million pursuant to this agreement.

In connection with entering into these agreements, Yaskawa purchased our Series D-1 Preferred Shares. See “— Series D Preferred Share Purchase Agreement.”

Agreements with Directors and Officers

Employment Agreements. We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. We have also entered into customary non-competition, confidentiality of information and ownership of inventions arrangements with our executive officers. However, the enforceability of the noncompetition provisions may be limited under applicable law.

Options. Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Management—Share Option Plans.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for ninety days after such termination.

Exculpation, Indemnification and Insurance. Our articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Israeli Companies Law. We have entered into indemnification agreements with our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. See “Management—Indemnification, Insurance and Exculpation of Directors and Officers.”

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.           Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2014, please see pages F-2 to F-31 of this annual report on Form 20-F.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcomes of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

In September 2013, a claim was filed against us and the University of Utah Hospital and Medical Center (UUHMC) in the Third Judicial District Court for the County of Salt Lake, State of Utah, in connection with allegations made by a ReWalk user who was injured while using ReWalk. The plaintiff claims that in April 2013 the ReWalk malfunctioned while transitioning from sitting to standing mode and is seeking damages totaling $2.9 million from us and UUHMC for an injury she alleges was caused by such malfunction. We believe that we have valid defenses to the claim. We are currently engaged in discovery with respect to this matter. The outcome of litigation is inherently uncertain, but we have accrued an amount in respect of the reasonably estimable probable losses from this claim. We do not believe that the legal proceeding, if adversely decided against us, will have a material adverse effect on our financial position.

Dividends

We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors our board of directors may deem relevant. The distribution of dividends may also be limited by Israeli law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of an Israeli court.

B.           Significant Changes

In January 2015, we appointed Kevin Hershberger as our chief financial officer. Our previous chief financial officer, Ami Kraft, transitioned from that role to a new role as general manager of ReWalk’s Israel operations.

Other than as disclosed above, no significant change has occurred since December 31, 2014, except as otherwise disclosed in this annual report.

ITEM 9: The Offer and Listing

A.           Offer and Listing Details

Stock Price History

Our ordinary shares began trading publicly on the Nasdaq Global Market on September 12, 2014 under the symbol “RWLK”.  The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq Global Market.

Year	High	Low
2014 (beginning September 15 2014)	43.71	11.50
2015 (through February 20, 2015)	22.74	15.57

2014	High	Low
Third quarter	43.71	11.50
Fourth quarter	34.29	18.01
2015
First quarter (through February 20, 2015)	22.74	15.57

Most Recent Six Months	High	Low
February (until February 20, 2015)	18.7	15.57
January 2015	22.7	17.01
December 2014	26.2	18.01
November 2014	33.2	26.20
October 2014	34.3	23.50
September 2014	43.71	11.50

The closing sale price of our ordinary shares as reported by the Nasdaq Global Market on February 24, 2015 was $15.23 per ordinary share.

B.           Plan of Distribution

Not applicable.

C.           Markets

See “—Offer and Listing Details” above.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A.           Share Capital

Not applicable.

B.            Articles of Association

Registration Number and Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-3121376. Our purpose as set forth in our articles of association is to engage in any lawful activity.

Voting Rights

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. Shareholders may vote at a general meeting either in person, by proxy or by written ballot.

Transfer of Shares; Share Ownership Restrictions

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Management—External directors.”

Under our articles of association, our board of directors must consist of not less than five but no more than thirteen directors, including two external directors as required by the Israeli Companies Law. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, other than the external directors, are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and serve on our board of directors unless they are removed by a vote of 65% of the total voting power of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our articles of association. In addition, our articles of association allow our board of directors to appoint new directors and appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law. See “Management—Board of Directors—External Directors.”

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, a company may make a distribution of dividends out of its profits on the condition that there is no reasonable concern that the distribution may prevent the company from meeting its existing and expected obligations when they fall due. The Companies Law defines such profit as retained earnings or profits accrued in the last two years, whichever is greater, according to the last reviewed or audited financial statements of the company, provided that the date of the financial statements is not more than six months before the distribution.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our articles of association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) five percent or more of our outstanding issued shares and one percent of our outstanding voting power or (b) five percent or more of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;

•	appointment or termination of our auditors;

•	appointment of external directors;

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•
the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law and our articles of association require that notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Israeli Companies Law and under our articles of association, shareholders are not permitted to take action via written consent in lieu of a meeting.

Voting Rights

Quorum requirements

The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our articles of association. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires, the approval described above under “Management—Approval of related party transactions under Israeli law—Disclosure of personal interests of controlling shareholders and approval of certain transactions.” Under our articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our articles of association also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our amended articles relating to our staggered board requires the vote of 65% of the total voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Access to Corporate Records

Under the Israeli Companies Law, shareholders generally have the right to review: minutes of our general meetings; our shareholders register and principal shareholders register, our articles of association and annual financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction with a related party that requires shareholder approval under the related party transaction provisions of the Israeli Companies Law. We may deny a request to review a document if we believe it has not been made in good faith, that the document contains a trade secret or patent or that the document’s disclosure may otherwise impair our interests.

Registration Rights

For a discussion of registration rights we have granted to our existing shareholders, please see “"Item 7. Major Shareholders and Related Party Transactions—Amended and Restated Shareholders’ Rights Agreement.”

Acquisitions under Israeli Law

Full Tender Offer. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital (or of a class thereof) is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If as a result of a full tender offer the purchaser would own more than 95% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the purchaser is entitled to stipulate that tendering shareholders forfeit their appraisal rights. If as a result of a full tender offer the purchaser would own 95% or less of the issued and outstanding share capital of the company or of the applicable class, the purchaser may not acquire shares that will cause its shareholding to exceed 90% of the issued and outstanding share capital of the company or of the applicable class.

Special Tender Offer. The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management—Approval of related party transactions under Israeli law—Disclosure of personal interests of controlling shareholders and approval of certain transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover Measures under Israeli Law

The Israeli Companies Law allow us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. Upon the closing of our IPO, our articles of association were amended to provide that no preferred shares are authorized. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “—Voting Rights.”

Fiduciary duties and approval of specified related party transactions under Israeli law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care of an office holder requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain certain information pertaining to the proposed action before the board of directors.

The duty of loyalty incumbent on an office holder requires him or her to act in good faith and for the benefit of the company, and includes, among other things, the duty to avoid conflicts of interest with the company, to refrain from competing with the company, and to disclose to the company information disclosed to him or her as a result of being an office holder.

We may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the organs of the company entitled to provide such approval, and the methods of obtaining such approval.

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have relating to any existing or proposed transaction by the company (as well as certain information or documents).  Once an office holder has disclosed his or her personal interest in a transaction, the approval of the appropriate organ(s) in the company is required in order to effect the transaction.  However, a company may approve such a transaction or action only if it is in the best interests of the Company.

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, a controlling shareholder must also disclose any personal interest it may have in an existing or proposed transaction by the company. Transactions with controlling shareholders that are material, that are not in the ordinary course of business or that are not on market terms require approval by the audit committee, the board of directors and the shareholders of the company, and the Companies Law provides for certain quantitative requirements in respect of the voting of shareholders not having a personal interest in the applicable transaction.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power, to act in good faith and to act in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders. A shareholder also has a general duty to refrain from acting to the detriment of other shareholders.

In addition, any controlling shareholder or any shareholder having specific power with respect to a company (the power to appoint an office holder, or specific influence over a certain vote) is under a duty to act with fairness towards the company.  The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, certain private placements of securities may require approval at a general meeting of the shareholders of a company. These include, for example, certain private placements completed in lieu of a special tender offer (See “Articles of Association—Acquisition under Israeli law”) or a private placement which qualifies as a related party transaction (See “Corporate governance practices—Fiduciary duties and approval of specified related party transactions under Israeli law”).

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

C.           Material Contracts

The following is a summary of material contracts entered into by us or any of our subsidiaries during the two years prior to the filing of this annual report on Form 20-F:

For a discussion of material contracts we entered into with certain of our shareholders, see "Item 7. Major Shareholders and Related Party Transactions" above.

For a discussion of the Letter of Agreement we entered into with Sanmina Corporation, see "Item 4B. Business Overview - Manufacturing” above.

D.           Exchange Controls

In 1998, Israeli currency control regulations were liberalized significantly, so that Israeli residents generally may freely deal in foreign currency and foreign assets, and non-residents may freely deal in Israeli currency and Israeli assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided that all taxes were paid or withheld; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Non-residents of Israel may freely hold and trade our securities. Neither our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel. Israeli residents are allowed to purchase our ordinary shares.

E.           Taxation

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli Government programs that benefit us.

General Corporate Tax Structure in Israel

In August 2013, the Israeli Knesset approved an increase in the corporate tax rate for Israeli companies to 26.5% of taxable income for 2014 and thereafter. However, the effective tax rate payable by a company that derives income from a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•
amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority. The Israeli tax authorities may determine that we do not qualify as an Industrial Company, which could entail our loss of the benefits that relate to this status. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005, or the 2005 Amendment, and further amended as of January 1, 2011, or the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Approved income be derived from exports.

The 2005 Amendment provides that a certificate of approval from the Investment Center will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain a Beneficiary Enterprise certificate of approval in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the amendment. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Beneficiary Enterprise” status, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to its Beneficiary Enterprise.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Beneficiary Enterprise for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013 and 2014 and to 12% and 6% in 2015 and thereafter, respectively. However, in August 2013, the Israeli Knesset approved an amendment to the Investment Law, pursuant to which such scheduled gradual reduction was repealed beginning in 2014 and the rates would revert to 16% and 9% (as applicable) in 2014 and thereafter. Our facilities are located in a specified development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 15% or such lower rate as may be provided in an applicable tax treaty will apply). Under the recent amendment, announced in August 2013, beginning in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to a Beneficiary Enterprise which chose to receive grants before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain other conditions; (ii) terms and benefits included in any certificate of approval that was granted to a Beneficiary Enterprise which had participated in an alternative benefits track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Material Israeli Tax Consequences

The following is a discussion of the material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares should be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. The United States Israel Tax Treaty provides for reduced tax rates on dividends if (a) the shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from Beneficiary or Preferred Enterprise or 12.5% otherwise. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

If the dividend is attributable partly to income derived from a Beneficiary Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

Material U.S. Federal Income Tax Consequences

The following is a description of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). This description addresses only the U.S. federal income tax consequences to U.S. Holders that are initial purchasers of our ordinary shares and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	holders whose “functional currency” is not the U.S. Dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares if certain requirements, including stock holding period requirements, are satisfied by the recipient and the company is eligible for the benefits of the United States-Israel Tax Treaty. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received.

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United Stated-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Except as discussed below with respect to foreign currency gain or loss, if you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

A U.S. Holder’s initial tax basis in the ordinary shares will generally be the U.S. dollar value of the purchase price of our ordinary shares on the date of purchase. If our ordinary shares are treated as traded on an “established securities market,” a cash basis U.S. Holder or, if it elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the cost of such ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realized generally will be the U.S. dollar value of the payment received determined on the date of disposition. If our ordinary shares are treated as traded on an established securities market, a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount realized (as determined on the trade date) at the spot rate of exchange on the settlement date of the sale.

On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

Passive Foreign Investment Company Considerations

If we were to be classified as a “passive foreign investment company,” or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•
at least 50% of the average quarterly value of its total gross assets (which, assuming we were a CFC for the year being tested may be measured by the adjusted tax basis of our assets or, if we were not a CFC, the total value of our assets may be measured in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on the composition of our income and the composition and estimated fair market values of our assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2014 and based on our future projections, we do not expect to be a PFIC for the taxable year ending December 31, 2015. There can be no assurance that we will not be considered a PFIC for any taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Even though we have determined that we were not a PFIC for the year ended December 31, 2014, there can be no assurance that the IRS will agree with our conclusion.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of our PFIC subsidiaries, such subsidiaries referred to as “lower-tier PFICs,” and will be subject to U.S. federal income tax in the manner discussed below on (1) a distribution to us on the shares of a “lower-tier PFIC” and (2) a disposition by us of shares of a “lower-tier PFIC,” both as if the holder directly held the shares of such “lower-tier PFIC.”

If an entity is treated as a PFIC for any taxable year during which a U.S. Holder holds (or, as discussed in the previous paragraph, is deemed to hold) its ordinary shares, such holder will be subject to adverse U.S. federal income tax rules. In general, if a U.S. Holder disposes of shares of a PFIC (including an indirect disposition or a constructive disposition of shares of a “lower-tier PFIC”), gain recognized or deemed recognized by such holder would be allocated ratably over such holder’s holding period for the shares. The amounts allocated to the taxable year of disposition and to years before the entity became a PFIC, if any, would be treated as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution in respect of shares of a PFIC (or a distribution by a lower-tier PFIC to its shareholders that is deemed to be received by a U.S. Holder) in excess of 125% of the average of the annual distributions on such shares received or deemed to be received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the manner described above. In addition, dividend distributions made to you will not qualify for the preferential rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund”, or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to us.

If we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to our ordinary shares (but not the shares of any lower-tier PFICs), which may help to mitigate the adverse tax consequences resulting from our PFIC status (but not that of any lower-tier PFICs). Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The Nasdaq Global Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder; however, there can be no assurance that trading volumes will be sufficient to permit a mark-to-market election. In addition, because a mark-to-market election with respect to us does not apply to any equity interests in “lower-tier PFICs” that we own, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of ordinary shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on a sale or other disposition of our ordinary shares will be treated as ordinary income. Any losses recognized on a sale or other disposition of our ordinary shares will be treated as ordinary loss to the extent of any net mark-to-market gains for prior years. U.S. Holders should consult their own tax advisors regarding the availability and consequences of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to our ordinary shares if we have “lower-tier PFICs” for which such election is not available. Once made, the mark-to-market election cannot be revoked without the consent of the IRS unless our ordinary shares cease to be “regularly traded.”

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the SEC located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov from which certain filings may be accessed.

               As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  However, we are required to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to furnish with the SEC reports on Form 6-K containing quarterly unaudited financial information.

As permitted under NASDAQ Rule 5250(d)(1)(C), we post our annual reports filed with the SEC on our website at www.rewalk.com. We will furnish hard copies of such reports to our shareholders free of charge upon written request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

I.            Subsidiary Information

Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2012, our revenues were denominated primarily in euro and our expenses were denominated primarily in NIS. In 2013, most of our revenues were denominated in U.S. dollars, approximately half of our expenses were denominated in U.S. dollars, and the remainder of our expenses were denominated in NIS and euros. In 2014, most of our revenues were denominated in U.S. dollars and the remainder of our revenues was denominated in euros, most of our expenses were denominated in U.S. dollars and the remainder of our expenses was denominated in NIS and euros.  Accordingly, changes in the value of the NIS relative to the U.S. dollar in 2012 and changes in the value of the NIS and euro relative to the U.S. dollar in 2013 and 2014 impacted amounts recorded on our consolidated statements of operations for those periods. We expect that the denominations of our revenue and expenses in 2015 will be consistent with what we experienced in 2014.

The following table presents information about the changes in the exchange rates of the NIS and euro against the U.S. dollar in 2012, 2013 and 2014:

	Change in Average Exchange Rate
Period	NIS against the U.S. Dollar (%)	Euro against the U.S. Dollar (%)
2012	7.8	8.3
2013	(6.4)	(3.4)
2014	(0.89)	(0.01)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS or euro. A 10% increase or decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net loss by approximately $0.6 million in 2014. A 10% increase or decrease in the value of the euro against the U.S. dollar would have decreased or increased our net loss by approximately $0.1 million in 2014.

From time to time, we enter into limited hedging arrangements with financial institutions. We do not use derivative financial instruments for speculative or trading purposes.

Other Market Risks

We do not believe that we have material exposure to interest rate risk due to the fact that we have no long-term borrowings.  We do not believe that we have any material exposure to inflationary risks.

ITEM 12: Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

The effective date of the registration statement, File No. 333-197344, for our initial public offering of ordinary shares, par value NIS 0.01 per share, was September 12, 2014. We sold 3,450,000 of our ordinary shares in our initial public offering. The aggregate offering price of the shares sold was approximately $41.4 million. The total expenses of the offering, including underwriting discounts and commissions, were approximately $5.1 million. The net proceeds that we received from the offering were approximately $36.3 million.

A portion of the net proceeds from our initial public offering has been used for general corporate purposes, including sales and marketing expenditures aimed at growing our business and research and development expenditures focused on product development. The balance is held in cash, cash equivalents and short term deposits.

None of the net proceeds of our initial public offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates, other than as a result of sales of ordinary shares by selling shareholders in the offering.

ITEM 15: Controls and Procedures

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, our disclosures controls and procedures were effective such that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period provided due to emerging growth companies (such as us) established by rules of the SEC.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting because the JOBS Act provides an exemption from such requirement as we qualify as an emerging growth company.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

The board of directors has determined that Glenn Muir is the financial expert serving on its audit committee and that each of Wayne B. Weisman, Glenn Muir and Dr. John William Poduska is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of NASDAQ.

ITEM 16B: Code of Ethics

We adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at http://rewalk.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We granted no waiver under our Code of Business Conduct and Ethics in 2014.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees expensed by the applicable independent registered public accounting firm serving in each such year.

	Year ended December, 31,
	2013	2014
	(in thousands)
Audit Fees(1)	$10	$360
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	10
All Other Fees(4)	-	-
Total	$10	$370

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2013 and 2014, the filing of our Form F-1, fees related to public offering, and consultation concerning financial accounting and reporting standards.

(2)
“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

Not applicable.

ITEM 16F:  Change in Registrant’s Certifying Accountant

None.

ITEM 16G:  Corporate Governance

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed only on the Nasdaq Global Market, are required to comply with various corporate governance requirements under Israeli law relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the listing requirements of the Nasdaq Global Market and other applicable provisions of U.S. securities laws to which we are subject (as a foreign private issuer). Under the listing requirements of the Nasdaq Global Market, as a foreign private issuer we may generally follow our home country rules of corporate governance in lieu of the comparable requirements of the listing requirements of the Nasdaq Global Market, except for certain matters including the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

We currently rely on this “home country practice exemption” solely with respect to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, pursuant to our articles of association the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law, who hold in the aggregate at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq Global Market corporate governance rules. We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Global Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Global Market corporate governance rules.

ITEM 16H:  Mine Safety Disclosure

Not applicable.

PART III

ITEM 17: Financial Statements

Not applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this annual report on Form 20-F.

ITEM 19: Exhibits

Number	Description
1.1	Second Amended and Restated Articles of Association of the Company (1)
2.1	Specimen share certificate (2)
4.1	Letter of Agreement, dated July 11, 2013, between the Company and Sanmina Corporation (3)*
4.2	Strategic Alliance Agreement, dated September 24, 2013, between the Company and Yaskawa Electric Corporation (3)
4.3	Exclusive Distribution Agreement, dated September 24, 2013, between the Company and Yaskawa Electric Corporation (3)*
4.4	Confidentiality and Non-Disclosure Agreement, dated September 24, 2013, between the Company and Yaskawa Electric Corporation (3)
4.5	Side Letter, dated September 30, 2013, between the Company and Yaskawa Electric Corporation (3)
4.6	Series D Preferred Share Purchase Agreement, dated September 24, 2013, among the Company and the other parties named therein (3)
4.7	Series E Preferred Securities Purchase Agreement, dated June 26, 2014, among the Company and the parties named therein (1)
4.8	Loan Agreement, dated June 19, 2014, between the Company and Kreos Capital IV (Expert Fund) Limited (3)
4.9	Amended and Restated Shareholders’ Rights Agreement, dated July 14, 2014, among the Company and the other parties named therein (1)
4.10	Fourth Amended and Restated Shareholders Agreement, dated July 14, 2014, among the Company and the shareholders party thereto (1)
4.11	Form of indemnification agreement between the Company and each of its directors and executive officers (2)
4.12	2012 Equity Incentive Plan (3)
4.13	2012 Israeli Equity Incentive Sub Plan (3)
4.14	2012 U.S. Equity Incentive Sub Plan (3)
4.15	2006 Stock Option Plan (3)
4.16	2014 Equity Incentive Plan (2)
8.1	List of subsidiaries of the Company (3)
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
15.1	Consent of Kost Forer Gabbay & Kasierer
101.INS	XBRL Instance Document***
101.SCH	XBRL Taxonomy Extension Schema Document***
101.PRE	XBRL Taxonomy Presentation Linkbase Document***
101.CAL	XBRL Taxonomy Calculation Linkbase Document***
101.LAB	XBRL Taxonomy Label Linkbase Document***
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document***
__________________________
(1)	Previously filed with the Securities and Exchange Commission on July 16, 2014 pursuant to a registration statement on Form F-1/A (File No. 333-197344) and incorporated by reference herein.

(2)	Previously filled with the Securities and Exchange Commission on August 20, 2014 pursuant to a registration statement on Form F-1/A (File No. 333-197344) and incorporated by reference herein.

(3)	Previously filled with the Securities and Exchange Commission on July 10, 2014 pursuant to a registration statement on Form F-1 (File No. 333-197344) and incorporated by reference herein.

*
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Company’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

**	Furnished herewith.

***	To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ReWalk Robotics Ltd.

By:	/s/ Larry Jasinski
Larry Jasinski
Chief Executive Officer

Dated: February 27, 2015

REWALK ROBOTICS LTD. (FORMERLY ARGO MEDICAL TECHNOLOGIES LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

REWALK ROBOTICS LTD. (FORMERLY ARGO MEDICAL TECHNOLOGIES, LTD.)

We have audited the accompanying consolidated balance sheets of ReWalk Robotics Ltd. and its subsidiaries (the “Company”) as of December 31, 2013 and 2014, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2014, and the related notes to the consolidated financial statement. These financial statements are the responsibility of Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated results of its operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2014, in conformity with generally accepted accounting principles in the United States.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
February 27, 2015	KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

REWALK ROBOTICS LTD. (FORMERLY ARGO MEDICAL TECHNOLOGIES LTD.) AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2014
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$8,860	$41,829
Short-term deposit	—	1,667
Trade receivable, net of allowance for doubtful accounts of $0 and $36, respectively	304	1,955
Prepaid expenses and other current assets	469	756
Inventories	973	777

Total current assets	10,606	46,984

LONG-TERM ASSETS

Prepaid expenses	54	267
Property and equipment, net	356	414
Severance pay fund	43	—

Total long-term assets	453	681

Total assets	$11,059	$47,665

The accompanying notes are an integral part of these consolidated financial statements.

REWALK ROBOTICS LTD. (FORMERLY ARGO MEDICAL TECHNOLOGIES LTD.) AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31
	2013		2014

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$945		$1,390
Employees and payroll accruals	564		872
Deferred revenues and customers advances	198		77
Other current liabilities	96		769
Other liabilities related to settlement of BIRD Foundation grants (see Note 7b)	-		466

Total current liabilities	1,903		3,574

LONG-TERM LIABILITIES
Warrants to purchase convertible preferred shares	3,341		—
Deferred revenues	123		172
Accrued severance pay	61		—
Other long-term liabilities	—		66

Total long-term liabilities	3,525		238

Total liabilities	5,428		3,812

COMMITMENTS AND CONTINGENT LIABILITIES
Shareholders’ equity:
Convertible preferred share
Preferred A, B, C, D and E share of NIS 0.01 par value-Authorized: 532,677 and 0 shares at December 31, 2013 and 2014, respectively; Issued and outstanding: 327,403 and 0 shares at December 31, 2013 and 2014, respectively; Aggregate liquidation preference of $35,852 and $0 at December 31, 2013 and 2014, respectively	*	)	—
Share capital
Ordinary share of NIS 0.01 par value-Authorized: 170,413,056 and 250,000,000 shares at December 31, 2013 and 2014, respectively; Issued and outstanding: 185,688 and 11,978,554 shares at December 31, 2013 and 2014, respectively	*	)	32
Additional paid-in capital	32,537		92,395
Accumulated deficit	(26,906)		(48,574)

Total shareholders’ equity	5,631		43,853

Total liabilities and shareholders’ equity	$11,059		$47,665

*)	Represents an amount lower than $1

The accompanying notes are an integral part of these consolidated financial statements.

 REWALK ROBOTICS LTD. (FORMERLY ARGO MEDICAL TECHNOLOGIES LTD.) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31
	2012	2013	2014
Revenues	$972	$1,588	$3,951
Cost of revenues	983	2,017	4,106
Expense related to settlement of BIRD Foundation grants (see Note 7b)	-	-	466

Gross loss	(11)	(429)	(621)

Operating expenses:
Research and development, net	1,757	2,463	8,563
Sales and marketing, net	2,334	4,091	7,389
General and administrative	1,657	1,762	3,352

Total operating expenses	5,748	8,316	19,304

Operating loss	(5,759)	(8,745)	(19,925)
Financial expenses, net	878	3,410	1,698

Loss before income taxes	(6,637)	(12,155)	(21,623)
Income taxes	21	22	45

Net loss	$(6,658)	$(12,177)	$(21,668)

Net loss per ordinary share, basic and diluted	$(41.26)	$(74.53)	$(6.34)

Weighted average number of shares used in computing net loss per ordinary share, basic and diluted	185,688	185,688	3,766,694

The accompanying notes are an integral part of these consolidated financial statements.

 REWALK ROBOTICS LTD. (FORMERLY ARGO MEDICAL TECHNOLOGIES LTD.) AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Convertible Preferred Shares (1)(3)				Ordinary Share (2)(3)				Additional paid-in capital	Accumulated deficit	Total shareholders’ equity (deficiency)
	Number	Amount			Number	Amount
Balance as of January 1, 2012	103,872	$	*	)	185,688	$	*	)	$7,242	$(8,071)	$(829)
Conversion of convertible loans into Series C convertible preferred share	9,612		*	)	—		—		1,017	—	1,017
Issuance of Series C convertible preferred share, net of issuance expense in an amount of $3	48,234		*	)	—		—		4,093	—	4,093
Share-based compensation to employees and non-employees	—		—		—		—		113	—	113
Net loss	—		—		—		—		—	(6,658)	(6,658)

Balance as of December 31, 2012	161,718		*	)	185,688		*	)	12,465	(14,729)	(2,264)
Conversion of convertible loans into Series D convertible preferred share	81,677		*	)	—		—		9,896	—	9,896
Issuance of Series D convertible preferred share, net of issuance expense in an amount of $204	84,008		*	)	—		—		9,961	—	9,961
Share-based compensation to employees and non-employees	—		—		—		—		215	—	215
Net loss	—		—		—		—		—	(12,177)	(12,177)

Balance as of December 31, 2013	327,403		*	)	185,688		*	)	32,537	(26,906)	5,631
Exercise of warrants into Series C Convertible preferred Shares	17,705		*	)	—		—		3,825	—	3,825
Exercise of warrants into Series D Convertible preferred Shares	263		*	)	—		—		57	—	57
Issuance of Series D convertible preferred shares	4,131		*	)	—		—		1,114	—	1,114
Issuance of Series E convertible preferred shares, net of issuance expense in an amount of $212	75,695		*	)	—		—		7,895	—	7,895
Conversion of convertible preferred shares into ordinary shares	(425,197)		*	)	7,838,640		22		(22)	—	—

Reclassification of liability warrants to equity warrants	—		—		—		—		5,555	—	5,555
Issuance of ordinary Shares in IPO, net of issuance expenses in an amount of $5,138	—		—		3,450,000		9		36,254	—	36,263
Exercise of warrants into ordinary Shares	—		—		157,618		—		—	—	—
Share-based compensation to employees and non employees	—		—		—		—		5,179	—	5,179
Issuance of ordinary share upon exercise of stock options by employees	—		—		346,608		1		1	—	2
Net loss	—		—		—		—		—	(21,668)	(21,668)
Balance as of December 31, 2014	—		—		11,978,554		32		92,395	(48,574)	43,853
____________________
*)	Represents an amount lower than $1.

(1)	The convertible preferred shares consist of several series, see Note 9d.

(2)	The ordinary shares consist of two series, see Note 9b.

(3)	All shares amount have been restated to reflect an 18-for-1 share split, see Note 9a.

The accompanying notes are an integral part of these consolidated financial statements.

REWALK ROBOTICS LTD. (FORMERLY ARGO MEDICAL TECHNOLOGIES LTD.) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31
	2012	2013	2014
Cash flows from operating activities:
Net loss	$(6,658)	$(12,177)	$(21,668)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	61	92	111
Share-based compensation to employees and non employees	113	215	5,179
Deferred taxes	(42)	16	(60)
Financial expenses related to convertible loans	6	2,166	—
Revaluation of fair value of warrants to purchase convertible preferred share	832	1,111	(776)
Issuance of Warrants to venture lending	—	—	835
Issuance of Warrants to service provider	—	—	73
Financial expenses resulted from Issuance of Series D preferred shares to related party	—	—	1,114

Changes in assets and liabilities:

Trade receivables, net	(234)	(70)	(1,651)
Prepaid expenses and other current assets	62	(305)	(440)
Inventories	(265)	(413)	196
Trade payables	440	10	445
Employees and payroll accruals	138	269	308
Deferred revenues and advances from customers	(21)	272	(72)
Other liabilities	181	2	1,105
Severance pay, net	—	12	(18)

Net cash used in operating activities	(5,387)	(8,800)	(15,319)

Cash flows from investing activities:
Change in long-term deposits	(38)	7	—
Investment in short-term deposits	—	—	(10,000)
Maturities of short-term deposits	—	—	8,333
Purchase of property and equipment	(148)	(187)	(169)

Net cash used in investing activities	(186)	(180)	(1,836)

Cash flows from financing activities:
Issuance of convertible loans	682	7,048	—
Issuance of Series C convertible preferred share, including warrants, net	5,101	—	—
Issuance of ordinary share upon exercise of stock options by employees	—	—	2
Issuance of Series D convertible preferred share, net	—	10,023	—
Issuance of Series E convertible preferred shares, including warrants, net	—	—	12,781
Exercise of warrants into Series C and D to convertible preferred shares	—	—	1,078
Issuance of ordinary shares in IPO, net of issuance expenses in an amount of $5,138	—	—	36,263

Net cash provided by financing activities	5,783	17,071	50,124

Increase in cash and cash equivalents	210	8,091	32,969
Cash and cash equivalents at beginning of period	559	769	8,860

Cash and cash equivalents at end of period	$769	$8,860	$41,829

Supplemental disclosures of non-cash flow information
Conversion of convertible loan into Series C convertible preferred share	$1,017	$—	$—

Conversion of convertible loan into Series D convertible preferred share	$—	$9,896	$—

Warrants to purchase Series D convertible preferred share issued to service provider	$—	$62	$—

Exercise of warrants to purchase preferred shares into Series C and D preferred shares	$—	$—	$2,804

Reclassification of liability warrants to equity warrants	$—	$—	$5,555

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$—	$123	$—

The accompanying notes are an integral part of these consolidated financial statements.

REWALK ROBOTICS LTD. (FORMERLY ARGO MEDICAL TECHNOLOGIES LTD.) AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1:-	GENERAL

a.
ReWalk Robotics Ltd. (“RRL” and together with its subsidiaries, collectively, the “Company”) was incorporated under the laws of the State of Israel on June 20, 2001 and commenced operations on the same date.

b.
RRL has two wholly-owned subsidiaries: (i) ReWalk Robotics Inc. (“RRI”) incorporated under the laws of the United States (“U.S.”) on February 15, 2012 and (ii) Argo Medical Technologies GmbH (“AMG”) incorporated under the laws of Germany on January 14, 2013.

c.
The Company has developed and commercializes the ReWalk system, an innovative exoskeleton that enables wheelchair-bound persons to walk once again. The ReWalk system consists of a light wearable brace support suit which integrates motors at the joints, rechargeable batteries, an array of sensors and a computer-based control system that fits over the clothes of the users. There are currently two products: ReWalk Personal and ReWalk Rehabilitation. ReWalk Personal is designed for everyday use by individuals at home and in their communities, and is custom-fit for each user. ReWalk Rehabilitation is designed for the clinical rehabilitation environment and provides a valuable means of exercise and therapy for individuals with lower limb disabilities. It also enables individuals to evaluate their capacity for using a ReWalk Personal system for home use in the future.

d.
The Company markets and sells its products directly to institutions and individuals and through third-party distributors. The Company sells its products directly primarily in Germany and the United States and primarily through distributors in other markets. In direct markets, the Company has established relationships with rehabilitation centers and the spinal cord injury community, and in its indirect markets, the Company’s distributors maintain these relationships. Sales of ReWalk Personal are generated primarily from the patient base at the Company’s rehabilitation centers, referrals through the spinal cord injury community and direct inquiries from potential users. RRI markets and sells products mainly in the United States and Canada. AMG sell the Company’s products mainly in Germany and Europe.

e.
In September 2014, the Company completed Initial Public Offering ("IPO") in which the Company issued and sold 3,000,000 ordinary shares at a public offering price of $12.00 per share and during September 2014, the underwriters exercised their option to purchase additional 450,000 ordinary shares at the same IPO price per share. The total net proceeds received from the IPO were $36.3 million after deducting underwriting discounts and commissions of $2.7 million and other offering expenses of $2.5 million (refer also to Note 9c).

f.
The Company depends on one contract manufacturer. Reliance on this vendor makes the Company vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs. This vendor account for 25% and 12% of the Company's total trade payables as of December 31, 2013 and 2014, respectively.

g.
The Company has incurred losses in the amount of $21,668 during the year ended December 31, 2014. The Company has an accumulated deficit in the total amount of $48,574 as of December 31, 2014 and negative cash flow from operating activity is in the amount of $15,319 for the year then ended.  The Company has sufficient funds to support its operations in 2015.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”), applied on a consistent basis, as follows:

a.	Use of Estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company’s management evaluates estimates, including those related to inventories, fair values of share-based awards and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

b.	Financial Statements in U.S. Dollars:

Most of the revenues and costs of the Company are denominated in United States dollars (“dollars”). Some of the Company’s and its subsidiaries’ revenues and costs are incurred in Euros and New Israeli Shekels (“NIS”); however, the selling prices are linked to the Company’s price list which is determined in dollars, the budget is managed in dollars and the Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and each of its subsidiaries operate. Thus, the dollar is the Company’s and its subsidiaries’ functional and reporting currency.

Accordingly, transactions denominated in currencies other than the functional currency are re-measured to the functional currency in accordance with Accounting Standards Codification (“ASC”) No. 830, “Foreign Currency Matters” at the exchange rate at the date of the transaction or the average exchange rate in the quarter. At the end of each reporting period, financial assets and liabilities are re-measured to the functional currency using exchange rates in effect at the balance sheet date. Non-financial assets and liabilities are re-measured at historical exchange rates. Gains and losses related to re-measurement are recorded as financial income (expense) in the consolidated statements of operations as appropriate.

c.	Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, RRI and AMG. All intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash Equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

e.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory reserves are provided to cover risks arising from slow-moving items or technological obsolescence.

The Company periodically evaluates the quantities on hand relative to historical, current and projected sales volume. Based on this evaluation, an impairment charge is recorded when required to write-down inventory to its market value.

Cost is determined as follows:

Raw materials, auxiliary materials and spare parts- on the basis of raw materials cost on “first in, first out” basis.

Finished products- on the basis of raw materials and manufacturing costs on an average basis.

The Company regularly evaluates the ability to realize the value of inventory based on a combination of factors, including the following: historical usage rates and forecasted sales according to outstanding backlogs. Purchasing requirements and alternative usage are explored within these processes to mitigate inventory exposure. When recorded, the reserves are intended to reduce the carrying value of inventory to its net realizable value. In the years ended December 31, 2012, 2013 and 2014, the Company wrote off inventory in the amount of $91, $88 and $76, respectively. If actual demand for the Company’s products deteriorates, or market conditions are less favorable than those projected, additional inventory reserves may be required.

f.	Related party:

The Company has a substantial shareholder named Yaskawa Electric Corporation (“YEC”).

In September 2013 the Company entered into a share purchase agreement (see Note 9e) and a strategic alliance with YEC, pursuant to which YEC has agreed to distribute the Company’s products, in addition to providing sales, marketing, service and training functions, in Japan, China (including Hong-Kong and Macau), Taiwan, South Korea, Singapore and Thailand.

As of December 31, 2013 and 2014 related party receivable in the amount of $88 and $215, respectively, were included in trade receivable, net. Revenues from YEC during the years ended December 31, 2013 and 2014 amounted to $88 and $394, respectively.

g.	Property and Equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computer equipment	33
Office furniture and equipment	6 – 10 (mainly 10)
Machinery and laboratory equipment	15
Leasehold improvements	Over the shorter of the lease term or estimated useful life

h.	Impairment of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (or asset group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2012, 2013 and 2014, no impairment losses have been recorded.

i.	Long-Term prepaid expenses:

Long-term lease deposits include long-term deposits for cars leasing.

j.	Revenue Recognition:

The Company and its subsidiaries generate revenues from sales of products. The Company and its subsidiaries sell their products through a direct sales force and through distributors.

Revenues are recognized in accordance with ASC No. 605, “Revenue Recognition” (“ASC 605”), when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed and determinable, collectability is reasonably assured and no further obligations exist. Provisions are made at the time of revenue recognition for any applicable warranty cost expected to be incurred.

The timing for revenue recognition amongst the various products and customers is dependent upon satisfaction of such criteria and generally varies from shipment to delivery to the customer depending on the specific shipping terms of a given transaction, as stipulated in the agreement with each customer.

Other than pricing terms which may differ due to the different volumes of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers.

The Company’s products sold through agreements with distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection or share rotation. Accordingly, the Company considers all the distributors to be end-users.

The Company does not grant a right of return for its products.

For the majority of sales of Rehabilitation systems the Company includes training and considers the elements in the arrangement to be a single unit of accounting. In accordance with ASC 605, the Company has concluded that the training is essential to the functionality of the Company’s systems. Therefore the Company recognizes revenue for the system and training only after delivery in accordance with the agreement delivery terms to the customer and after the training has been completed, once all other revenue recognition criteria have been met.

For sales of Personal systems and Rehabilitation systems to third party distributors the Company does not provide training to the end user as this training is completed by the Rehabilitation centers that have previously completed the ReWalk Training program.  Therefore the Company recognizes revenue in such sales upon delivery, assuming the other conditions for revenue recognition have been met.

In certain cases, when product arrangements are bundled with extended warranty, the separation of the extended warranty falls under the scope of ASC 605-20-25-1 through 25-6, and the separately price of the extended warranty stated in the agreement is deferred and recognized ratably over the extended warranty period.

Deferred revenue includes primarily unearned amounts received in respect of service contracts but not yet recognized as revenues.

k.	Accounting for Share-Based Compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation” (“ASC No. 718”). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an Option-Pricing Model (“OPM”). The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its share-option awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary share, expected share price volatility and the expected option term. Expected volatility was calculated based upon certain peer companies that the Company considered to be comparable. The expected option term represents the period of time that options granted are expected to be outstanding. The expected option term is determined based on the simplified method in accordance with Staff Accounting Bulletin No. 110, as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of the ordinary shares underlying the share options has historically been determined by the Company’s board of directors. As prior to the Company’s IPO, there had been no public market for the Company’s ordinary shares, the board of directors determined fair value of the ordinary shares at the time of grant of the option by considering a number of objective and subjective factors including data from other comparable companies, sales of ordinary shares and convertible preferred share to unrelated third parties, operating and financial performance, the lack of liquidity of capital share and general and industry specific economic outlook, among other factors.

Since the distributions and participation rights to security holders are different in a sale/liquidation scenario versus an IPO, the valuation of the Company was performed using a weighted average of the values derived from the following scenarios 1) discounted cash flow (DCF) model. The OPM method was then employed to allocate the enterprise value amongst the Company’s various equity classes, deriving a fully marketable value per share for the ordinary share; 2) IPO scenario and 3) Implied value approach. Before the per share value was determined, a discount for lack of marketability and a voting right differential was applied, as applicable, to the ordinary shares and the founders shares.

Following the IPO in September 2014, the fair value of ordinary shares is observable as they are traded in the market.

The fair value of Restricted Stock Units (RSU) granted is determined based on the price of the Company's ordinary shares on the date of grant.

The fair value for options granted in 2012, 2013 and 2014 is estimated at the date of grant using a Black-Scholes-Merton option pricing model with the following assumptions:

	December 31,
	2012	2013	2014
Expected volatility	85%	70%-75%	60%-70%
Risk-free rate	0.92%-1.04%	0.95%-2.08%	1.74%-1.95%
Dividend yield	0%	0%	0%
Expected term (in years)	6.02-6.08	6.02 - 6.08	5.81 - 6.11
Share price	$2.48 - $2.76	$3.62 - $5.80	$1.49 - $20.77

The Company accounts for options granted to consultants and other service providers under ASC No. 718 and ASC No. 505, “Equity-based payments to non-employees.” The fair value of these options was estimated using a Black-Scholes-Merton option-pricing model. In 2012, 2013 and 2014 the non-cash compensation expenses related to nonemployees were immaterial.

The non-cash compensation expenses related to employees for the years ended December 31, 2012, 2013 and 2014 amounted to $113, $215 and $5,179, respectively.

l.	Research and Development Costs:

Research and development costs are charged to the consolidated statement of operations as incurred.

m.	Income Taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes” (“ASC No. 740”), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its taxes on income.

n.	Warrants to Purchase Convertible Preferred Share:

The Company accounts for freestanding warrants to purchase its convertible preferred shares as a liability on the balance sheets at fair value. The warrants to purchase convertible preferred shares are recorded as a liability because the underlying shares of convertible preferred share are contingently redeemable (upon a deemed liquidation event) and, therefore, may obligate the Company to transfer assets at some point in the future. The warrants are subject to re-measurement to fair value at each balance sheet date and any change in fair value is recognized as a component of financial income (expense), net, on the statements of operations. The Company must adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event or the conversion of convertible preferred shares into ordinary shares. Following the IPO in September 2014, all of the remaining warrants to purchase convertible preferred shares were converted to warrants to purchase ordinary shares, and there was no liability as of December 31, 2014 (see Note 10).

o.	Warranty:

The Company provides a two-year standard warranty for its products. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company’s warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair.

The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

As of December 31, 2013 and 2014, the provision for warranty amounted to $170 and $387, respectively, and was presented under other liabilities and long-term liabilities.

p.	Concentrations of Credit Risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade receivables.

The Company’s cash and cash equivalents are deposited in major banks in Israel, the United States and Germany. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. The Company maintains cash and cash equivalents with diverse financial institutions and monitors the amount of credit exposure to each financial institution.

The Company’s trade receivables are geographically diversified and derived primarily from sales to customers in various countries, mainly in the United States and Europe. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its distributors based upon a specific review of all significant outstanding invoices. The Company writes off receivables when they are deemed uncollectible and having exhausted all collection efforts. As of December 31, 2013 the Company did not record any allowance for doubtful accounts. As of December 31, 2014 trade receivables are presented net of $36 allowance for doubtful accounts.

q.	Accrued Severance Pay:

Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. All of the employees of the RRL (except for one employee as mentioned below) elected to be included under section 14 of the Severance Pay Law, 1963 (“section 14”). According to this section, these employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with section 14 release the Company from any future severance payments (under the above Israeli Severance Pay Law) in respect of those employees; therefore, related assets and liabilities are not presented in the balance sheet.

One employee of RRL had not elected to be included under section 14. As such, RRL had a liability for severance pay pursuant to Israeli law, based on the most recent monthly salary of the employee multiplied by the number of years of employment as of the balance sheet date. RRL liability was provided for by monthly accrual and deposits with severance pay funds and insurance policies. As of December 31, 2014 the employee had ended his employment and fully collected his severance pay fund, therefore, as of the balance sheets date, the liability had been relieved.

Total Company expenses related to severance pay amounted to $89, $126 and $170 for the years ended December 31, 2012, 2013 and 2014, respectively.

r.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement.  The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.  If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.  The three-tiers are defined as follows:

• Level 1. Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

• Level 3. Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions.

The carrying amounts of cash and cash equivalents, restricted cash, trade receivable and trade payables approximate their fair value due to the short-term maturity of such instruments.

s.	Basic and Diluted Net Loss Per Share:

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of ordinary shares outstanding during the period.

Diluted net loss per share is computed by giving effect to all potential shares of ordinary shares, including stock options, convertible preferred share warrants, to the extent dilutive, all in accordance with ASC No. 260, “Earning Per Share”.

The following table sets forth the computation of the Company’s basic and diluted net loss per ordinary share:

	Year ended December 31
	2012	2013	2014
Net loss	$(6,658)	$(12,177)	$(21,668)
Convertible preferred shares dividend	(1,004)	(1,663)	(2,229)

Net loss attributable to ordinary shares	(7,662)	(13,840)	(23,897)
Shares used in computing net loss per ordinary shares, basic and diluted	185,688	185,688	3,766,694

Net loss per ordinary share, basic and diluted	$(41.26)	$(74.53)	$(6.34)

Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of ordinary shares outstanding would have been anti-dilutive.

t.	Contingent liabilities

The Company accounts for its contingent liabilities in accordance with ASC No. 450, “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2013 and 2014, the Company is not a party to any ligation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows (see Note 7c).

u.	Government grants

Government grants received by the Company relating to categories of operating expenditures are credited to the consolidated statements of operations during the period in which the expenditure to which they relate is charged. Royalty and non-royalty-bearing grants from the Israeli Office of the Chief Scientist (“OCS”), from the Israel-U.S. Binational Industrial Research and Development Foundation (“BIRD”) and from the Israeli Fund for Promoting Overseas Marketing for funding certain approved research and development projects and sales and marketing activities are recognized at the time when the Company is entitled to such grants, on the basis of the related costs incurred, and are included as a deduction from research and development or sales and marketing expenses (see Note 7b).

The Company recorded non-royalty-bearing grants in the amount of $45, $101 and $0 for the years ended December 31, 2012, 2013 and 2014, respectively, as part of the sales and marketing expenses.

The Company recorded royalty-bearing grants in the amount of $0, $0 and $76 for the years ended December 31, 2012, 2013 and 2014, respectively, as part of the research and development expenses.

The Company recorded royalty expenses in the amount of $40, $136 and $204 for the years ended December 31, 2012, 2013 and 2014, respectively, as part of the cost of revenues.

During December 2014, the Company recorded a liability of $466 as a settlement for the prepayment of amounts due under the agreement with BIRD, representing the full balance of the contingent liability related to grants received (including interest), which will be paid during 2015 (see Note 7b).

v.	New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers," (ASU 2014-09), which creates a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting standard is effective for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the impact of adopting this guidance.

NOTE 3:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2013	2014
Government institutions	$269	$298
Prepaid expenses	63	227
Deposit	53	56
Deferred tax	26	86
Other assets	58	89

	$469	$756

NOTE 4:-	INVENTORIES

	December 31,
	2013	2014
Raw materials	$837	$41
Finished products	136	736

	$973	$777

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2014
Cost:
Computer equipment	$250	$338
Office furniture and equipment	83	144
Machinery and laboratory equipment	220	235
Leasehold improvements	27	32

	580	749

	December 31,
	2013	2014
Accumulated depreciation	224	335

Property and equipment, net	$356	$414

Depreciation expenses amounted to $61, $92 and $111 for the years ended December 31, 2012, 2013 and 2014, respectively.

NOTE 6:-	SHORT TERM CONVERTIBLE LOANS

In December 2012, certain of the Company’s existing shareholders signed an agreement to make several convertible loans in an aggregate principal amount of $1.5 million with such loans bearing annual interest of 7%. The convertible loans were made during December 2012 and January 2013. Under the loan agreements, the convertible loan amount and accrued interest will be repaid by the Company to each lender (in proportion to its portion of the principal amount), on December 31, 2013, unless earlier there is a closing of an investment by any investor(s), the convertible loan amount shall be automatically converted into ordinary shares of the Company at a price per share equal to the price per share paid by the investors, reduced by a percentage equal to 0.167% multiplied by the number of days elapsed from the date of the disbursement of the principal amount by the applicable lender until the conversion date. In no event will the discount exceed 20%.

As of December 31, 2012, the fair value of the convertible loans amounted to $682.

During the period between April and June 2013, a number of the Company’s shareholders and a new investor made additional convertible loans (with the same terms and conditions as the above mentioned convertible loans) in an aggregate principal amount of $6.23 million.

The Company recorded the convertible loans as a liability in accordance with ASC No. 480, “Distinguishing Liabilities from Equity” (“ASC No. 480”) as the predominant scenario of the convertible loans embodies an obligation to issue variable number of shares that at inception represents a fixed monitory amount. The fair value is measured at each respective balance sheet date.

Upon the closing of the Series D Transaction, on September 24, 2013, all the above convertible loans were converted into 81,677 convertible preferred D shares at a price per share of $96.8—$103 (which reflects 14.9%-20% discount rate) in accordance with the series D convertible preferred share purchase agreement. The total amount of convertible loans converted (including accrued interest and revaluation financial expenses) was $9,896, which was classified to additional paid-in capital in shareholders’ equity (deficiency).

Financial expenses related to convertible loans amounted to $6, $2,166 and $0 in the years ended December 31, 2012, 2013 and 2014, respectively (there were no convertible loans in 2014).

Since the conversion of its existing convertible loans as of series D transaction, no additional loans obtained by the Company.

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Purchase commitment

The Company has contractual obligations to purchase goods from its manufacturer. Purchase obligations do not include contracts that may be canceled without penalty. As of December 31, 2014, outstanding purchase orders had incurred approximately $2.227 of manufacturing costs.

b.	Lease commitment: The Company rents its facilities in all locations under operating leases with lease periods expiring in 2015.

Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2014 for 2015 amounted to $153. Total rent expenses for the years ended December 31, 2012, 2013 and 2014 were $116, $156 and $168, respectively.

In February 2015, the Company signed an agreement to lease new offices for RRL (see Note 14).

RRL and AMG lease cars for their employees under cancelable operating lease agreements expiring at various dates in 2015-2017.

RRL and AMG have an option to be released from this agreement, which may result in penalties in a maximum amount of approximately $55 as of December 31, 2014.

c.	Royalties:

The Company’s research and development efforts are financed, in part, through funding from the OCS and BIRD. Since the Company’s inception through December 31, 2014, the Company received funding from the OCS and BIRD in the total amount of $526 and $500, respectively. Out of the $526 in funding from the OCS, a total amount of $126 were royalty bearing grants (as of December 31, 2014, the Company paid royalties to the OCS in the total amount of $50), while a total amount of $400 was received in consideration of 5,237 convertible preferred A shares. The Company is obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received. The royalty payment obligations also bear interest at the LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the applicable products and in the absence of such sales, no payment is required.The Company is obligated to pay royalties to the BIRD amounting to 5% of the sales of the products and other related revenues generated from such projects, up to 150% of the grants received. During December 2014, the Company recorded a liability of $466 as a settlement for the prepayment of amounts due under the agreement with BIRD, representing the full balance of the contingent liability related to grants received (including interest), which was paid in January 2015. Upon making this payment, the Company will eliminate all future royalty obligations related to its anticipated revenues. These expenses are included in the cost of revenues in the consolidated statement of operations.

For the years ended December 31, 2014, 2013 and 2012, the royalties expenses paid and accrued, as part of the Company's cost of revenues, was expenses in the amount of $40, $136 and $204 respectively.

As of December 31, 2014, the contingent liability to the OCS amounted to $76, and there was no contingent liability to the BIRD. The Israeli Research and Development Law provides that know-how developed under an approved research and development program may not be transferred to third parties without the approval of the OCS. Such approval is not required for the sale or export of any products resulting from such research or development. The OCS, under special circumstances, may approve the transfer of OCS-funded know-how outside Israel, in the following cases:

(a) the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how or in consideration for the sale of the grant recipient itself, as the case may be, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer); (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how; (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities; or (d) if such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient.

d.	Legal Claims:

In September 2013, a claim was filed against the Company and the University of Utah Hospital and Medical Center (UUHMC) in the Third Judicial District Court for the County of Salt Lake, State of Utah, in connection with allegations made by a ReWalk user who was injured while using ReWalk. The plaintiff claims that in April 2013 the ReWalk malfunctioned while transitioning from sitting to standing mode and is seeking damages totaling $2.9 million from the Company and UUHMC for an injury she alleges was caused by such malfunction. The Company believes that it has valid defenses to the claim. The Company is currently engaged in discovery with respect to this matter. The Company accrued an amount in respect of the reasonably estimable probable losses from this claim. Nevertheless, the Company does not believe that the legal proceeding, if adversely decided against the Company, will have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

NOTE 8:-	FAIR VALUE MEASUREMENTS

Financial instruments measured at fair value on a recurring basis include warrants for convertible preferred share. The warrants are classified as a liability in accordance with ASC No. 480 (see Note 10). These warrants were classified as level 3 in the fair value hierarchy since some of the inputs used in the valuation were determined based on management’s assumptions. The fair value of the warrants on the issuance date and on subsequent reporting dates was determined using OPM utilizing the assumptions noted below. The fair value of the underlying preferred share price was determined by the board of directors considering, among others, third party valuations. The valuation of the Company was performed using a DCF model. The OPM method was then employed to allocate the enterprise value among the Company’s various equity classes, deriving a fully marketable value per share for the preferred share. The expected terms of the warrants were based on the remaining contractual expiration period. The expected share price volatility for the shares was determined by examining the historical volatilities of a group of the Company’s industry peers as there is no trading history of the Company’s shares. The risk-free interest rate was calculated using the average of the published interest rates for U.S. Treasury zero-coupon issues with maturities that approximate the expected term. The dividend yield assumption was zero as there is no history of dividend payments.

The following assumptions were used to estimate the value of the warrants to purchase series C convertible preferred share:

	December 31, 2013	September 17, 2014 (conversion date)
Expected volatility	70%	70%
Risk-free rate	0.1%	0.1%
Dividend yield	0%	0%
Expected term (in years)	1.25	-

The following assumptions were used to estimate the value of the warrants to purchase series D convertible preferred shares:

	September 24, 2013 (issuance date)	December 31, 2013	September 11, 2014 (IPO date)
Expected volatility	70%	70%	70%
Risk-free rate	0.2%	0.1%	1.7%
Dividend yield	0%	0%	0%
Expected term (in years)	1.5	1.25	4.8

The following assumptions were used to estimate the value of the warrants to purchase series E convertible preferred shares:

	June 26, 2014 (issuance date)	September 11, 2014 (IPO date)
Expected volatility	70%	70%
Risk-free rate	0.1%	1.4%
Dividend yield	0%	0%
Expected term (in years)	4.0	3.8

The change in the fair value of warrants to purchase convertible preferred shares liability is summarized below:

	Balance at beginning of period	Issuance of warrants to purchase preferred share	Exercise of warrants to purchase preferred share	Change in fair value	Conversion to Warrants to purchase ordinary share following IPO	Balance at end of period
December 31, 2012	$328	$1,008	$—	$832	$—	$2,168
December 31, 2013	$2,168	$62	$—	$1,111	$—	$3,341
December 31, 2014	$3,341	$5,794	$(2,804)	$(776)	$(5,555)	$—

NOTE  9:-                 SHAREHOLDERS’ EQUITY (DEFICIENCY)

a.
All ordinary shares, options, exercise prices and loss per share amounts have been adjusted retroactively for all periods presented in these financial statements, to reflect the 17-to-one bonus share issuance (equivalent to an 18-for-1 share split) effected on August 26, 2014.

b.	Composition of convertible preferred share capital and ordinary shares capital:

	Authorized		Issued and outstanding
	December 31,		December 31,
	2013	2014	2013	2014
	Number of shares
Preferred shares of NIS 0.01 par value:
Series A preferred shares	11,000	—	10,677	—
Series B preferred shares	100,000	—	63,880	—
Series C-1 preferred shares	200,000	—	67,486	—
Series C-2 preferred shares	40,000	—	19,675	—
Series D-1 preferred shares	100,000	—	84,008	—
Series D-2 preferred shares	69,387	—	69,387	—
Series D-3 preferred shares	10,323	—	10,323	—
Series D-4 preferred shares	1,967	—	1,967	—
Series E preferred shares	—	—	—	—

Total preferred shares	532,677	—	327,403	—

Ordinary shares of NIS 0.01 par value:
Ordinary shares		250,000,000		11,978,554
Ordinary A shares	168,613,056	—	180,000	—
Ordinary B non-voting shares	1,800,000	—	5,688	—

Total ordinary shares	170,413,056	250,000,000	185,688	11,978,554

c.	Initial Public Offering:

In September 2014, the Company completed its IPO in which the Company issued and sold 3,000,000 ordinary shares at a public offering price of $12.00 per share. During the IPO the underwriters received an option to purchase 450,000 ordinary shares of the company at the price of $12.00 for a period of 30 days following the IPO date.

During September 2014, the underwriters exercised their option to purchase additional 450,000 Ordinary shares at the same IPO price per share.

The total net proceeds received from the IPO were $36.3 million after deducting underwriting discounts and commissions of $2.7 million and other offering expenses of $2.5 million.

d.	1. Ordinary shares:

The ordinary shares of the Company confer on the holders thereof voting rights, rights to receive dividends and rights to participate in distribution of assets upon liquidation after any outstanding preferred shares receive their preference amount. The ordinary A shares and ordinary B shares were restated as ordinary shares in accordance with the following:

On August 26, 2014, in a duly convened extraordinary general meeting of the shareholders of the Company, the shareholders (i) duly approved an amendment of the Company's Articles of Association which subsequently entered effect upon the Company's initial public offering, under which the Company's authorized share capital was increased and restated as NIS 2,500,000 divided into 250,000,000 ordinary shares, par value NIS 0.01, and (ii) ratified an updated capitalization table of the Company, which represented each shareholder's holdings in the Company following the aforementioned restatement of the Company's authorized share capital.

2. Convertible preferred shares:

 Following the Company's IPO, as described in Note 9c above, all of the Company's convertible preferred shares were automatically converted into 7,838,640 ordinary shares in a conversion ratio of 1-to-1.

e.	Preferred Share purchase agreements:

The Company entered into a Share Purchase Agreement dated as of September 24, 2013 (the “Series D SPA”) with several existing shareholders and with a new investor, YEC, for the private placement of Series D-1, Series D-2, Series D-3 and Series D-4 convertible preferred shares in connection with the conversion of previously-issued convertible loans. Pursuant to the Series D SPA, the Company issued a total of 84,008 Series D-1 convertible preferred shares for an aggregate purchase price of $9,961 (net of $204 issuance expenses) and a total of 81,677 Series D-2, Series D-3 and Series D-4 convertible preferred shares, converting convertible loans of $9,896 (including financial expenses), including interest. The price per share was $121.00 per Series D-1 convertible preferred share, $96.80 per Series D-2 convertible preferred share, $101.197 per Series D-3 convertible preferred share and $103.016 per Series D-4 convertible preferred share.

The Series D SPA provides that YEC shall be issued additional shares for no consideration on certain specified dates, beginning on April 1, 2014 and ending on September 1, 2014, if the following two events have not occurred as of such date: (i) receipt of FDA clearance to market ReWalk Personal in the United States and (ii) reimbursement by any German insurance provider of the full cost of at least one ReWalk Personal. An aggregate of 8,264 shares are issuable pursuant to the Series D SPA in connection with the failure to achieve both of these events (see also Note 14). The fair value of those warrants as of the issuance date and as of December 31, 2013 was immaterial.

Pursuant to the Series D SPA, the Company issued 1,377 convertible preferred D Shares to YEC on each of April 1, May 1 and June 1, 2014 (a total of 4,131 convertible preferred D shares). Following the issuance of these shares, during the year ended December 31, 2014, the Company recorded their fair value in the amount of $1,114 in its consolidated statement of operations under financial expenses, net.

The fair value of the Series D convertible preferred shares issued to YEC on each of these dates was determined by the board of directors of the Company considering, among others, third party valuations, and was classified as level 3 in the fair value hierarchy since some of the inputs used in the valuation were determined based on management’s assumptions. The valuation of the Company was performed using a DCF model. The OPM method was then employed to allocate the enterprise value among the Company’s various equity classes, deriving a fully marketable value per share for the preferred share. The expected share price volatility for the shares was determined by examining the historical volatilities of a group of the Company’s industry peers as there is no trading history of the Company’s shares. The risk-free interest rate was calculated using the average of the published interest rates for U.S. Treasury zero-coupon issues with maturities that approximate the expected term. The dividend yield assumption was zero as there is no history of dividend payments.

The following assumptions were used to estimate the fair value of the Series D convertible preferred shares issued to YEC on each of these dates: expected volatility- 70%; Risk-free rate- 0.1% and Dividend yield- 0%.

As of June 30, 2014, YEC agreed that both of the above events had been satisfied and as such commencing July 1, 2014 no convertible preferred D Shares will be issued to YEC.

On June 26, 2014, the Company entered into a Securities Purchase Agreement with Gabriel Capital Fund (US), L.P. and affiliated entities, and the other parties named therein (the “Series E SPA”). The transaction closed in July 2014. Pursuant to the Series E SPA, the Company issued an aggregate of 75,695 of its preferred E Shares and warrants to purchase an aggregate of 37,850 preferred E Shares (see Note 10d) to Gabriel and the other investors named in the Series E SPA for an aggregate purchase price in cash of $13.0 million. The preferred E Shares were issued at a price of $171.74 per share.

The Company’s articles of association in effect prior to the IPO provided for antidilution protections to certain holders of convertible preferred shares based on the price to the public in the IPO. As a result, the conversion price of certain holders of convertible preferred shares was reduced, and the 75,695 Series E convertible preferred shares are convertible into 1,547,604 ordinary shares.

f.	Share option plans:

On March 30, 2012, the Company’s board of directors adopted the ReWalk Robotics Ltd. 2012 Equity Incentive Plan.

On August 19, 2014, the Company’s board of directors adopted the ReWalk Robotics Ltd. 2014 Incentive Compensation Plan (the "Plan"). The Plan provides for the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, cash-based awards, other stock-based awards and dividend equivalents to the Company’s and its affiliates’ respective employees, non-employee directors and consultants.

Starting in 2014, the Company granted to directors and the chief executive officer of the Company RSUs under this Plan. An RSU award is an agreement to issue shares of our common stock at the time the award is vested.

As of December 31, 2013 and 2014, the Company had reserved 220,536 and 25,056 shares of ordinary shares, respectively, available for issuance to employees, directors, officers and non-employees of the Company. The options generally vest over four years. Any option that is forfeited or canceled before expiration becomes available for future grants under the Plan.

A summary of employee share option and RSU activity during the years ended December 31, 2012, 2013 and 2014 is as follows:

	Year ended December 31, 2012
	Number	Average exercise price	Average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Options outstanding at the beginning of the year	106,866	$0.46	8.10	$155
Options granted	421,830	$1.32
Exercised	—
Forfeited	(9,000)	$1.32

Options outstanding at the end of the year	519,696	$1.14	8.91	$1,287

Vested and expected to vest	425,070	$1.10	8.81	$1,068

Options exercisable at the end of the year	97,938	$0.56	7.27	$299

	Year ended December 31, 2013
	Number	Average exercise price	Average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Options outstanding at the beginning of the year	519,696	$1.14	8.91	$1,287
Options granted	484,758	$1.47
Exercised	—
Forfeited	—

Options outstanding at the end of the year	1,004,454	$1.30	8.87	$4,527

Vested and expected to vest	905,778	$1.30	8.91	$4,086

Options exercisable at the end of the year	236,664	$0.93	7.35	$1,153

	Year ended December 31, 2014
	Number	Average exercise price	Average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Options outstanding at the beginning of the year	1,004,454	$1.30	8.87	$4,527
Options granted	270,561	$14.15
RSUs granted	78,351	$-
Exercised	(2,088)	$0.91
Forfeited	(432)	$1.32

Options/RSUs outstanding at the end of the year	1,350,846	$3.80	8.37	$20,373

Vested and expected to vest	1,252,040	$3.95	8.43	$18,696

Options/RSUs exercisable at the end of the year	427,826	$1.14	7.19	$7,589

The weighted average grant date fair values of options granted during the years ended December 31, 2012, 2013 and 2014 were $2.03, $4.74 and $11.00, respectively. The weighted average grant date fair values of RSUs granted during the year ended December 31, 2014 were $20.77.

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the exercise period. No option was exercised during the years ended December 31, 2012 and 2013, total intrinsic value of options exercised for the year ended December 31, 2014 was $38. As of December 31, 2013 and 2014, there was $2,668 and $6,399 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2012 and 2014 Plan. This cost is expected to be recognized over a period of approximately 4 years.

The options outstanding as of December 31, 2012 have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2012	Weighted average remaining contractual life (years)	Options exercisable as of December 31, 2012	Weighted average remaining contractual life (years)
—	43,182	5.97	36,306	5.78
$0.28	4,356	5.43	4,356	5.43
$0.82	59,328	8.04	43,236	8.04
$1.32	412,830	9.37	14,040	9.36

	519,696	8.91	97,938	7.27

The options outstanding as of December 31, 2013 have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2013	Weighted average remaining contractual life (years)	Options exercisable as of December 31, 2013	Weighted average remaining contractual life (years)
—	43,182	4.97	43,182	4.97
$0.28	4,356	4.43	4,356	4.43
$0.82	59,328	7.04	58,086	7.04
$1.32	463,500	8.47	131,040	8.38
$1.48	434,088	9.99	—	—

	1,004,454	8.87	236,664	7.35

The options and RSUs outstanding as of December 31, 2014 have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2014	Weighted average remaining contractual life (years) (1)	Options exercisable as of December 31, 2014	Weighted average remaining contractual life (years) (1)
—(including options and RSUs)	121,533	3.97	43,182	3.97
$0.28	4,356	3.43	4,356	3.43
$0.82	57,597	6.04	57,597	6.04
$1.32	462,705	7.47	234,096	7.45
$1.48	526,957	9.04	88,595	9.00
$20.77	177,699	9.96	—	—

	1,350,846	8.27	427,826	7.19

(1)	Calculation of weighted average remaining contractual term does not include the RSUs that were granted, which have an indefinite contractual term.

g.	Options issued to consultants:

The Company’s outstanding options granted to non-employees as of December 31, 2013 were as follows:

Issuance date	Options for shares of ordinary share	Exercise price per share	Options exercisable	Exercisable through
	(number)		(number)
March 12, 2007	16,344	$—	16,344	March 12, 2017
May 10, 2012	4,500	$1.32	1,872	May 10, 2022

	20,844		18,216

The Company’s outstanding options granted to non-employees as of December 31, 2014 were as follows:

Issuance date	Options for shares of ordinary share	Exercise price per share	Options exercisable	Exercisable through
	(number)		(number)
March 12, 2007	16,344	$—	16,344	March 12, 2017
May 10, 2012	4,500	$1.32	3,006	May 10, 2022

	20,844		18,774

h.	Share-based compensation expense for employees and non-employees:

The Company recognized non-cash share-based compensation expense in the consolidated statements of operations as follows:

	Year ended December 31
	2012	2013	2014
Cost of revenues	$4	$5	$33
Research and development, net	25	73	4,364
Sales and marketing, net	14	42	275
General and administrative	70	95	507

Total	$113	$215	$5,179

In May 2012, the Company granted its CEO options to purchase 82,728 ordinary shares at an exercise price of $1.32 per share. The options will vest immediately prior to and subject to the occurrence of (i) a merger of the Company into another corporation; (ii) the consummation of a merger, acquisition or sale of the securities of the Company; or (iii) an IPO of the Company’s ordinary shares (“Exit Event”). The above options vesting are also contingent upon market conditions related to the consideration paid to the shareholders of the Company in an Exit Event. The fair value of the above options at the grant date was $165. Following the IPO in September 2014 the Company recorded the $165 compensation costs under general and administrative expenses.

In accordance with the Company’s articles of association and the Third Amended and Restated Shareholders Agreement, immediately prior to and subject to the occurrence of (i) the consummation of a merger, acquisition or sale of the securities of the Company (“M&A Event”); or (ii) an IPO, the Company’s founder and Chief Technology Officer has the right to receive (i) in case of an M&A Event, 6% of the total proceeds; or (ii) in case of an IPO, for no consideration, shares or immediately exercisable options with cashless exercise in an amount such that the value of his interests equals 6% of the Company’s valuation. Prior to the IPO in September 2014, the Company recorded $4,134 compensation costs under research and development expenses in respect thereof.

NOTE 10:-	WARRANTS TO PURCHASE PREFERRED SHARE

Issuance with respect to	Warrants to purchase	Issuance date	Number of warrants	Exercise price	Contractual term
Series C Transaction	Preferred C-1	08/02/2011	7,615	$105.815	The earlier of: (i) a merger (ii) the consummation of an initial public offering and (iii) 3 years from the issuance date (all as stipulated in the specific warrant agreement)

Series C Transaction	Preferred C-1	01/31/2012	7,231	$105.815	The earlier of: (i) a merger (ii) the consummation of an initial public offering and (iii) 3 years from the issuance date (all as stipulated in the specific warrant agreement)

Series C Transaction	Preferred C-1	05/10/2012	4,252	$105.815	The earlier of: (i) a merger (ii) the consummation of an initial public offering and (iii) 3 years from the issuance date (all as stipulated in the specific warrant agreement)

Series C Transaction	Preferred C-1	08/20/2012	5,870	$105.815	The earlier of: (i) a merger (ii) the consummation of an initial public offering and (iii) 3 years from the issuance date (all as stipulated in the specific warrant agreement)

Fee agreement with a service provider	Preferred D	09/24/2013	600	$121	The earlier of: (i) a merger (ii) the consummation of an initial public offering and (iii) 5 years from the issuance date (all as stipulated in the specific warrant agreement)

Venture loan from Kreos	Preferred D	06/19/2014	5,372	$206.09	The earlier of: (i) a merger (ii) 5 years from the consummation of an initial public offering and (iii) 10 years from the issuance date (all as stipulated in the specific warrant agreement)

Series E Transaction (refer to Note 10d)	Preferred E	06/26/2014	37,850	$206.09	4 years from the issuance date (all as stipulated in the specific warrant agreement)

a.
In July 26, 2011, the Company signed a series C convertible preferred share purchase agreement (the “Series C Transaction”) with the Company’s shareholders and new investors (collectively the “Investors”), pursuant to which the Company issued to each of the Investors an aggregate amount of 67,486 convertible preferred C-1 shares, at a price per share of $105.815 totaling to approximately $7.1 million.

The Investment was made in three installments as follows: (i) the first installment was made at the First Closing, in an aggregate amount of approximately $1 million by means of the issuance of 9,640 convertible preferred C-1 shares (ii) the second installment was made at the Second Closing, subject to the terms of the agreement and fulfillment of the First Milestone, in an aggregate amount of approximately $2.6 million, by means of the issuance of 24,102 convertible preferred C-1 shares and (iii) the third and final installment was made at the Third Closing, subject to the terms of the agreement and fulfillment of the Second Milestone, in an aggregate amount of approximately $3.6 million, by means of the issuance of 33,744 convertible preferred C-1 shares.

In conjunction with the Series C Transaction, the Company granted warrants to purchase a number of shares of Series C-1 convertible preferred share upon achieving three milestones, each referred to as closing. At each of the Closings, the investor was granted warrants, at a price per each investment share of $105.815 (i) to purchase an aggregate amount of 7,615 Series C-1 convertible preferred shares to the investors at the First Closing and the holders of C-2 preferred shares, subject to consummation of the First Closing (ii) to purchase an aggregate amount of 7,231 Series C-1 convertible preferred share to the investors at the Second Closing, subject to consummation of the second closing and (iii) to purchase an aggregate amount of 10,122 Series C-1 convertible preferred share to the investors at the third closing, subject to consummation of the third closing.

As of December 31, 2013, all of the three milestones were achieved and all of the above warrants were granted.

The warrants to purchase Series C-1 convertible preferred shares were determined to be freestanding instruments and were accounted under ASC No. 480 as a liability in the Company’s financial statements. At each reporting date, the Company re-measures its warrants for convertible preferred shares to fair value using the OPM. Since the warrants to purchase Series C-1 convertible preferred shares were issued in conjunction with the Series C Transaction, the Company first allocated the fair value of the warrants to purchase Series C-1 convertible preferred shares to warrant liability, with the residual proceeds from the Series C Transaction classified as shareholders’ equity (deficiency).

On July 30, 2014, all of the 7,615 warrants to purchase series C-1 convertible preferred shares, which were issued on August 2, 2011, were exercised into series C-1 convertible preferred shares as follows: (i) a total of 6,197 warrants were exercised into 6,197 series C-1 convertible preferred shares for cash consideration of $656 and (ii) the remaining 1,418 warrants were exercised on a cashless basis into 721 series C-1 convertible preferred shares.

On August 26, 2014, all of the remaining 17,353 warrants to purchase series C-1 convertible preferred shares, which were issued between January 2012 and August 2012, were exercised into series C-1 convertible preferred shares as follows: (i) a total of 3,988 warrants were exercised into 3,988 series C-1 convertible preferred shares for cash consideration of $422 and (ii) the remaining 13,365 warrants were exercised on a cashless basis into 6,799 series C-1 convertible preferred shares.

The fair value of the warrants to purchase Series C-1 convertible preferred shares as of June 27, 2011, January 31, 2012, May 10, 2012 and August 20, 2012 (the issuance dates) was $43.09, $46.74, $57.68 and $72.26, per warrant, respectively.

b.
On May 30, 2013, the Company entered into a fee agreement with one of its service providers, pursuant to which the Company granted the service provider warrants to purchase shares equal to 5% of any shares issued upon cash receipt from an external investor identified by the service provider. As part of the Series D Transaction, on September 30, 2013 the service provider was granted warrants to purchase 600 Series D convertible preferred share. The Company accounted for the warrants to purchase Series D convertible preferred shares under ASC 505 and recorded the warrants at fair value as issuance expense, which was determined to be $62 as of September 24, 2013 (their issuance date), and classified as a liability in the Company’s financial statement.

On the August 26, 2014, all of the 600 warrants to purchase series D convertible preferred shares mentioned above, which were issued on September 24, 2013, were exercised on a cashless basis into 263 series D convertible preferred shares.

c.
On June 19, 2014, the Company entered into a loan agreement with Kreos pursuant to which Kreos agreed to grant a line of credit to the Company of $5.0 million. The line of credit was available for drawdown until September 30, 2014, with a minimum required drawdown of $1.0 million. In October 2014, the Company extended the line of credit until December 31, 2015. Amounts drawn will be repaid in 36 monthly installments. The Company  had not drawn any funds under this line of credit. Pursuant to the loan agreement, the Company must pay a transaction fee of 1.0% of the total amount of the line of credit upon both the execution and the expiration of the loan agreement. In the year ended December 31, 2014 the Company paid and accrued, as part of the Company's financial expenses, a transaction fee expenses an amount of $100. Pursuant to the loan agreement, the Company granted to Kreos a security interest over all of the Company’s assets, including intellectual property and equity interests in its subsidiaries.

 In connection with this agreement, the Company granted Kreos warrants to purchase 5,372 Series D-1 convertible preferred shares. The Company accounted for the warrants to purchase Series D-1 convertible preferred shares under ASC No. 480 and recorded the warrants at fair value as financial expense, which was determined to be $835 as of June 19, 2014 (their issuance date), and classified as a liability in the Company’s financial statement.

On the September 11, 2014, following the IPO, all of the 5,372 warrants to purchase series D-1 convertible preferred shares mentioned above were converted into warrants to purchase 96,696 ordinary shares.

On the September 15, 2014, all of the 96,696 warrants to purchase ordinary shares mentioned above, which were issued on June 19, 2014, were exercised on a cashless basis into 79,200 ordinary shares.

d.
On June 26, 2014, the Company entered into a Securities Purchase Agreement with Gabriel Capital Fund (US), L.P. and affiliated entities, and the other parties named therein (the “Series E SPA”). The transaction closed in July 2014. Pursuant to the Series E SPA, the Company issued warrants to purchase an aggregate of 37,850 preferred E Shares (which, upon the consummation of the IPO, converted on an 18-for-1 basis into warrants to purchase the Company’s ordinary shares) to Gabriel and the other investors named in the Series E SPA. The warrants have an exercise price of $206.09 per share and are exercisable until four years from date of grant, subject to certain adjustments.

The Company’s articles of association in effect prior to the IPO provided for antidilution protections to certain holders of convertible preferred shares based on the price to the public in the IPO. Following the IPO, on September 11, 2014 the warrants to purchase 37,850 series D-1 convertible preferred shares mentioned above were converted into warrants to purchase 785,754 ordinary shares.

On the September 30, 2014, a total of 26,784 warrants to purchase ordinary shares mentioned above, which were issued on June 26, 2014, were exercised on a cashless basis into 18,192 ordinary shares.

On the October 12, 2014, a total of 89,280 warrants to purchase ordinary shares mentioned above, which were issued on June 26, 2014, were exercised on a cashless basis into 60,226 ordinary shares.

e.
As of December 31, 2013, the fair value of the warrants to purchase convertible preferred shares was $3,341. Following the closing of the IPO on September 17, 2014, all outstanding warrants to purchase convertible preferred stock were converted into warrants to purchase ordinary shares which resulted in classification of the remaining warrants liability to additional paid-in capital in the amount of $5,555.

The Company recorded financial expenses (income), net in the amount of $832, $1,111 and $(776) in 2012, 2013 and 2014, respectively, resulting from the revaluation of the warrants to purchase convertible preferred shares.

NOTE 11:-	INCOME TAXES

The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2012 and 2013, and 26.5% in 2014 and onwards.

On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 (“Amended Budget Law”) which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5%, cancelling the lowering of the tax rates applicable to preferred enterprises (9% in development area A and 16% in other areas) and, in certain cases, increasing the tax rates on dividends within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014. Other changes introduced by the Amended Budget Law include taxing revaluation gains effective from August 1, 2013. The provisions that set forth changes to the taxation of revaluation gains, however, will only become effective once regulations that define “non-corporate taxable retained earnings” are issued as well as regulations that set forth provisions for avoiding double taxation of assets outside of Israel. As of the date of publication of these interim financial statements, no such regulations have been issued.

The change in tax rates did not have a material effect on the Company’s financial statements.

b.	Profit (loss) before taxes on income is comprised as follows:

	Year ended December 31
	2012	2013	2014
Domestic	$(6,671)	$(12,219)	$(21,743)
Foreign	34	64	120

	$(6,637)	$(12,155)	$(21,623)

c.	Taxes on income are comprised as follows:

	Year ended December 31
	2012	2013	2014
Current	$63	$6	$76
Deferred	(42)	16	(60)
Prior year taxes	-	-	29

	$21	$22	$45

	Year ended December 31
	2012	2013	2014
Domestic	$—	$—	$—
Foreign	21	22	45

	$21	$22	$45

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets as of December 31, 2013 and 2014 are derived from. net operating loss carry forwards in the United States and other temporary differences, respectively.

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. Based on the Company’s history of losses, the Company established a full valuation allowance for RRL.

	December 31
	2013	2014
Carry forward tax losses	$5,744	$9,152
Research and Development carry forward expenses-temporary differences	449	870
Accrual and reserves	52	153

Deferred tax assets before valuation allowance	6,245	10,175
Valuation allowance	(6,219)	(10,089)

Net deferred tax assets	$26	$86

e.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense (benefit) as reported in the consolidated statements of operations is as follows:

	Year ended December 31
	2012	2013	2014
Loss before taxes, as reported in the consolidated statements of operations	$(6,637)	$(12,155)	$(21,623)

Statutory tax rate	25%	25%	26.5%

Theoretical tax benefits on the above amount at the Israeli statutory tax rate	$(1,659)	$(3,039)	$(5,730)
Income tax at rate other than the Israeli statutory tax rate	8	7	12
Non-deductible expenses including equity based compensation expenses and other	33	895	1,864
Operating losses and other temporary differences for which valuation allowance was provided	1,639	2,159	3,870
Taxes in respect of prior years	-	-	29

Actual tax expense	$21	$22	$45

f.	Foreign tax rates:

Taxable income of RRI was subject to tax at the rate of 35% in 2012, 2013 and 2014.

Taxable income of AMG was subject to tax at the rate of 30% in 2013 and 2014.

g.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”):

Conditions for entitlement to the benefits:

Under the Investment Law, in 2012 the Company has elected for “Beneficiary Enterprise” status which provides certain benefits, including tax exemptions and reduced tax rates. Income not eligible for Beneficiary Enterprise benefits is taxed at a regular rate.

Income derived from Beneficiary Enterprise from productive activity will be exempt from tax for ten years from the year in which the Company first has taxable income, providing that 12 years have not passed from the beginning of the year of election. In the event of a dividend distribution from income that is exempt from company tax, as aforementioned, the Company will be required to pay tax of 10-25% on that income.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Beneficiary Enterprise’s income. Tax-exempt income generated under the Company’s “Beneficiary Enterprise” program will be subject to taxes upon dividend distribution or complete liquidation.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law and regulations published thereunder.

On December 29, 2010, the Knesset approved an additional amendment to the Law for the Encouragement of Capital Investments, 1959. According to the amendment, a reduced uniform corporate tax rate for exporting industrial enterprises (over 25%) was established. The reduced tax rate will not be program dependent and will apply to the industrial enterprise’s entire income. The tax rates for industrial enterprises have been reduced gradually over a period of five years as follows:-In 2011-2012, the reduced tax rate for development area A will be 10% and for the rest of the country-15%. In 2013-2014, the reduced tax rate for development area A will be 7% and for the rest of the country-12.5%. Starting 2015 and thereafter, the reduced tax rate for development area A will be 6% and for the rest of the country-12%. However, in August 2013, the Israeli Knesset approved an amendment to the Investment Law, pursuant to which such scheduled gradual reduction was repealed beginning in 2014 and the rates for development area A will be 9% and for the rest of the country-16% in 2014 and thereafter.

The Company has examined the effect of the adoption of the Amendment on its financial statements, and as of the date of the publication of the financial statements, the Company estimates that it will not apply the Amendment. The Company’s estimate may change in the future.

h.	Tax assessments:

RRL has final tax assessments up to and including the 2010 tax year.

RRI and AMG do not have final tax assessment, since their inception.

i.	Net operating carry-forward losses for tax purposes:

As of December 31, 2014, RRL has carry-forward losses amounting to approximately $34,500, which can be carried forward for an indefinite period.

NOTE 12:-	FINANCIAL EXPENSES (INCOME), NET

The components of financial expenses (income), net were as follows:

	Year ended December 31
	2012	2013	2014
Financial expenses related to convertible loans	$6	$2,166	—
Issuance of warrants to purchase convertible preferred share	—	—	835
Revaluation of fair value of warrants to purchase convertible preferred share	832	1,111	(776)
Issuance of convertible preferred shares	—	—	1,114
Foreign currency transactions and other	18	93	200
Financial expenses related to loan agreement with Kreos	—	—	100
Issuance cost related to warrants liability	—	—	128
Bank commissions	22	40	36
Expenses related to hedging transactions	—	—	61

	$878	$3,410	$1,698

NOTE 13:-	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER AND PRODUCT DATA

Summary information about geographic areas:

ASC 280, “Segment Reporting” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one reportable segment, and derives revenues from selling systems and services (see Note 1 for a brief description of the Company’s business). The following is a summary of revenues within geographic areas:

	Year ended December 31
	2012	2013	2014
Revenues based on customer’s location:
Israel	$—	$83	$—
United States	364	941	2,186
Europe	608	476	1,254
Asia-Pacific	—	88	511

Total revenues	$972	$1,588	$3,951

	December 31,
	2013	2014
Long-lived assets by geographic region:
Israel	$294	$279
United States	52	88
Germany	10	47

	$356	$414

(*)	Long-lived assets are comprised of property and equipment, net.

Major customer data as a percentage of total revenues:

	Year ended December 31
	2012	2013		2014
Customer A	24%	*	)	*	)
Customer B	18%	*	)	*	)
Customer C	13%	*	)	15%
Customer D	10%	—		—

*)	Less than 10%

NOTE 14:-	SUBSEQUENT EVENTS

In February 2015, the Company signed an agreement to lease new offices for RRL. The agreement term is for 10 years (out of which 7 years are non-cancelable) and the Company expects to pay under this new lease agreement a total amount of approximately $2 million during the 10-year term.