Form 20-F/A
period 2014-12-31
ReWalk Robotics Ltd.
filed 2015-03-26
CIK 1607962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 20-F/A

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

Yes ☐      No ☐

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

Item 17 ☐         Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐       No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, originally filed with the Securities and Exchange Commission on February 27, 2015, or the Annual Report, is being filed solely for the purposes of filing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit 101 was not previously filed.

Except as described above, this Form 20-F/A does not, and does not purport to, amend, update or restate any other information contained in the Annual Report or reflect any events that have occurred after the Annual Report was filed.

PART III

ITEM 19: Exhibits

The exhibit listed on the Exhibit Index hereof is filed herewith in response to this Item.

Number	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ReWalk Robotics Ltd.

By:	/s/ Larry Jasinski
Larry Jasinski
Chief Executive Officer

Dated: March 26, 2015